Exhibit 99.1

Statutory Annual Report 2016

Contents

1	Board of Management

2	Supervisory Board

3	Supervisory Board Report

14	Corporate Governance Paragraph

29	Management Board Report

50	Directors' Responsibility Statement

53	Consolidated Financial Statements

113	Company Financial Statements

123	Other Information

128	Information and Investor Relations

129	ASML Worldwide Contact Information

130	Definitions

A summary of all abbreviations, technical terms and definitions (of capitalized terms) used in this Statutory Annual Report is set forth on page 130 through 133.
This report comprises regulated information within the meaning of articles 1:1 and 5:25c of the Dutch FMSA.
In this report the name "ASML" is sometimes used for convenience in contexts where reference is made to ASML Holding N.V. and/or any of its subsidiaries in general. The name is also used where no useful purpose is served by identifying the particular company or companies.
© 2016, ASML Holding N.V. All Rights Reserved.

ASML STATUTORY ANNUAL REPORT 2016

ASML STATUTORY ANNUAL REPORT 2016

Board of Management
Peter T.F.M. Wennink (1957)
President, Chief Executive Officer and
Chairman of the Board of Management
First appointed in 1999
Dutch nationality
Martin A. van den Brink (1957)
President, Chief Technology Officer and
Vice Chairman of the Board of Management
First appointed in 1999
Dutch nationality
Frits J. van Hout (1960)
Executive Vice President, Chief Program Officer and
Member of the Board of Management
First appointed in 2009
Dutch nationality
Frédéric J.M. Schneider-Maunoury (1961)
Executive Vice President, Chief Operations Officer and
Member of the Board of Management
First appointed in 2010
French nationality
Wolfgang U. Nickl (1969)
Executive Vice President, Chief Financial Officer and
Member of the Board of Management
First appointed in 2014
German nationality

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Supervisory Board
Gerard J. Kleisterlee (1946)
Chairman
Former President and Chief Executive Officer of the Board of Management of Royal Philips N.V.
First appointed 2015
Current term until 2019
Dutch nationality
Douglas A. Grose (1950)
Vice Chairman
Former Chief Executive Officer of GlobalFoundries
First appointed 2013
Current term until 2017
United States nationality
Pauline F.M. van der Meer Mohr (1960)
Former President of the Executive Board of the Erasmus University Rotterdam
First appointed 2009
Current term until 2017
Dutch nationality
Wolfgang H. Ziebart (1950)
Former President and Chief Executive Officer of Infineon Technologies A.G.
First appointed 2009
Current term until 2017
German nationality
Clara (Carla) M.S. Smits-Nusteling (1966)
Former Chief Financial Officer and member of the Board of Management of Royal KPN N.V.
First appointed 2013
Current term until 2017
Dutch nationality
Johannes (Hans) M.C. Stork (1954)
Senior Vice President and Chief Technology Officer of ON Semiconductor Corporation
First appointed in 2014
Current term until 2018
United States nationality
Antoinette (Annet) P. Aris (1958)
Adjunct Professor of Strategy at INSEAD
First appointed 2015
Current term until 2019
Dutch nationality
Rolf-Dieter Schwalb (1952)
Former Chief Financial Officer and member of the Board of Management of Royal DSM N.V.
First appointed 2015
Current term until 2019
German nationality

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Supervisory Board Report
In this section of the 2016 Statutory Annual Report of ASML, the SB reports on its activities in 2016, and on the information required to be provided in this report based on the Code.
Introduction
As a supervisory board of ASML, we aspire to live up to the highest standards of good corporate governance. We focus on long term, sustainable value creation, always acting in the best interest of the company and all its stakeholders. We do so in particular by ensuring that the company pursues a strategy that secures ASML’s position in our industry and has the right people and people policies for successful implementation. We maintain an adequate system of checks and balances, provide oversight, evaluate performance and give advice as appropriate. ASML fully complies with the Dutch corporate governance code and will implement any changes following its December 2016 revision as appropriate.
Activities in 2016
During 2016 the SB extensively discussed the following key topics: corporate strategy of the Company, people development, the HMI acquisition and the interest in Carl Zeiss SMT, the development of EUV and DUV Lithography and corporate governance developments. A deep dive was taken into the individual strategy priorities (EUV, DUV lean operations, Holistic Lithography and the agreement to move ahead with High-NA). Further, the SB closely followed potential major litigation and discussed the China strategy.
In addition the SB discussed at length the risk landscape and risk appetite of ASML as well as the risk mitigation measures taken by ASML's management. Part of a deep dive into risk management was the identification of the top relevant risks, review of the IT security roadmap and a self-assessment of IT security.
The SB also reviewed ASML’s Corporate Responsibility strategy (for more information about this topic, see our 2016 Integrated Report as published on our Website and which is incorporated in this Statutory Annual Report by reference), including the actions (to be) implemented to achieve the sustainability targets set with respect thereto. Corporate Responsibility was also addressed in the RC as it is a long-term qualitative target for the BoM.
Meetings and attendance
In 2016 the SB had 5 meetings of which 3 in our Veldhoven HQ, one meeting in Leuven (including a meeting with the management of IMEC) and one in Seoul (including a meeting with the top management of our customer Samsung). In addition the SB had four conference calls were held for the purpose of discussing the quarterly results and the press releases related thereto, as well as the status of the HMI acquisition and the intended acquisition of a minority stake and R&D investment in Carl Zeiss SMT. In addition, several informal meetings and telephone calls took place among SB and/or BoM members to consult with each other on various topics.
The SB meetings and meetings of the SB committees are held over several days, thus ensuring sufficient time for the review and discussion. To continuously stay abreast of the developments in the semiconductor market, the BoM provides the SB each meeting with a market and customer update, including expectations for the near future, financial updates, and the development of ASML’s share price and analyst perception. The SB further discussed specific themes such as strategy, risk management including ASML's business risks, operational performance, talent management and succession planning, business priorities and the corporate objectives and targets. The strategic objectives were translated to the corporate priorities, for further details, see "Management Board Report - Business Strategy". The budget process at ASML is semi-annual and therefore the budget is reviewed and discussed twice per year.
The attendance rate both of the SB meetings and of the meetings of the four SB committees was well above 95%.
In general, after each SB meeting, the SB members meet inter se to discuss topics such as the functioning and composition of the SB and the BoM.
During all meetings of the SB, most BoM members were present. Outside the meetings, members of the SB and its committees interacted regularly with the BoM and its individual members. During the annual off-site meeting in September, the SB extensively discussed the corporate strategy and the risks of the business. In November 2016 the SB and BoM visited one of ASML's key customers in Korea and held its regular meeting there.
In 2016, a delegation of the SB met twice with the Works Council. The topics of these meetings generally evolve around important internal and external developments relevant for ASML and its employees, ASML’s financial position and strategy. In 2016, focus was on the overall performance of ASML and particularly in EUV, the composition of the SB and the BoM, alignment of the remuneration policies for senior management and the job grades below that level, the consequences of the lean manufacturing project in DUV and ASML's strategy and business development process.
For further details on the structure, organization and responsibilities of the SB, see "Corporate Governance Paragraph".

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Composition and evaluation
In 2016, Mr. Van der Poel retired from the SB. The SB is grateful for his commitment and valuable contribution to ASML’s SB, not only as chairman of the SB but also as chairman of the SNC and member of the AC.
No new SB members were appointed in 2016. Per the 2016 AGM Mr. Kleisterlee was appointed chairman of the SB. During 2016 the SB evaluated the education and training program for SB members.
At the end of 2016, the SB consists of eight members. Four of the SB members have the Dutch nationality, two members have the German nationality and two members have the United States nationality. The average age is 62 years, whereby the ages vary from 50 to 70 years. For information regarding the personal data of the members of the SB, see "Supervisory Board Report - Information on Supervisory Board Members".
The current composition of the SB is in line with statutory requirements and requirements in the Dutch Corporate Governance Code that aim to ensure a balanced representation of men and women.
The SB is of the opinion that its current members are all independent as defined by the Code. Neither the Chairman nor any other member of the SB is a former member of ASML's BoM, or has another relationship with ASML which can be judged "not independent" of ASML. Potentially, however, when looking for the most suitable candidate for a vacancy, the SB may want - or need - to nominate candidates for appointment to the General Meeting of Shareholders who do not fully comply with the independence criteria as listed in the Code. This could be the case if the profile for a vacancy requires particular knowledge of or experience in the semiconductor - and related - industries, it being noted that the semiconductor industry has relatively few players. In those circumstances, ASML and the candidates will ensure that any such business relationship does not compromise the candidate's independence.
The SB continuously spends considerable time discussing its future composition, in view of the rotation schedule and envisaged changes in 2017 and subsequent years. Ms. Van der Meer Mohr and Mr. Ziebart will meet the end of their 2nd term of appointment and Ms. Smits-Nusteling and Mr. Grose will meet the end of their 1st term of appointment as members of the SB per the 2017 AGM.
Annually, the SB and the SNC perform evaluations related to the functioning of the SB, its committees, the individual members and the chairpersons of the SB and the committees, as well as the functioning of the BoM and its individual members. The composition of both boards, and the desired profile, composition and competence of the SB were also addressed. The SB has embedded this evaluation process in its processes and activities as the SB attaches great value to the evaluations. They ensure continuous focus on the quality of the activities, composition and functioning of the SB and its committees and its relationship with the BoM. During 2016, the SB conducted its annual self-assessment and the results thereof will be discussed early 2017.
Supervisory Board Committees
The SB has installed four committees: an AC, a RC, a SNC, and a TSC. Each committee operates pursuant to its charter, which is based on the rules and regulations of the Code, but also reflects practices developed over the years. The responsibilities and authorities of the committees are based on a mandate of the SB, whereas the SB retains full responsibility for the activities of the four committees. The committees prepare the decisions to be made by the full SB, each in its own field of expertise.
In the plenary SB meetings, the Chairperson of each committee provides a report, verbally and/or in writing, on the topics discussed during the committee meetings. In addition, the minutes of the AC, RC, SNC and TSC meetings are available for all SB members, so that they have all information sufficient to understand ASML’s current state of affairs, thus ensuring that the full SB is able to make the appropriate decisions.
Audit Committee
The current members of ASML’s AC are Ms. Smits-Nusteling (Chairperson), Ms. Van der Meer Mohr, and Mr. Schwalb. The members of the AC are all independent members of the SB.
In 2016, the AC met six times and held three conference calls.
In 2016, the AC focused on, amongst others, ASML's risk universe and implemented risk mitigating measures, external and internal auditing, investor relations activities and accounting principles. The AC further extensively discussed the quarterly results and the related press release, the results of the year- end US GAAP and IFRS-EU audits, the operational short and long-term performance with extensive discussions around various (EUV) performance scenarios and their impact on ASML's results, cash generation and financing and return policy. In addition, the AC also discussed amongst others revenue recognition, the HMI business combination and the valuation of goodwill. The financial impact of relationships with key strategic suppliers was also part of these discussions. The AC (and SB) agree with ASML’s (conservative) principles with respect to its (future) financing policy and return policy, which helps ASML to respond properly to the cyclical nature of the semiconductor equipment industry.

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The AC continuously monitors the activities with respect to ASML’s risk management and internal controls, including, the testing of internal controls over financial reporting in light of Section 404, 302 and 906 of the Sarbanes-Oxley Act, and a regular fraud risk assessment. The AC reviews and approves the audit plans of the internal and external auditors and monitors their audit activities. After each physical meeting, the AC has one-to-one meetings with the CFO only, with the external auditor without BoM members being present and with the internal auditor without BoM members being present. Annually, the AC reviews ASML’s tax strategy and planning. ASML’s management of the IT landscape is reviewed on a semi-annual basis. The result of the evaluation by the BoM of the structure and operation of the internal risk management and control systems, as well as any significant changes thereto, were discussed in the AC and SB.
With respect to the external auditor’s management letter over the financial year 2016, the AC confirms that the management letter contained no significant items that need to be mentioned in this report.
At the 2015 AGM KPMG was appointed, upon recommendation of the SB, as the external auditor as per the financial year 2016.
Selection and Nomination Committee
The current members of the SNC are Mr. Kleisterlee (Chairman), Mr. Grose and Ms. Van der Meer Mohr.
The SNC held three scheduled meetings in 2016.
The (future) composition of the BoM, the SB and the SB committees was extensively discussed. Other discussion items in 2016 were the functioning of the individual members of the SB and the BoM, the outcome of the SB's self-evaluation 2015 and preparations for the self-assessment in late 2016.
The SNC is responsible for monitoring corporate governance developments, and shall continue to pay close attention to, amongst others, the (potential) impact on ASML's corporate governance of the amended Dutch Corporate Governance Code, which was published on December 8, 2016, and which is effective as of January 1, 2017.
Remuneration Committee
The current members of ASML’s RC are Mr. Schwalb (Chairman), Ms. Aris, Mr. Stork and Mr. Ziebart.
In 2016, the RC met seven times in scheduled meetings, either in person or via conference call.
In 2016, the RC reviewed the group of reference companies for BoM remuneration and conducted a benchmark against this reference group, discussed and, where applicable, made recommendations to the SB concerning the Performance Shares, the targets and remuneration package for the BoM, the assessment of the shareholding positions of the BoM based upon the share ownership guideline of the Remuneration Policy, and the Remuneration Report as part of the SB Report and Note 30 to the Consolidated Financial Statements. The RC recommended to the SB to update the Remuneration Policy, which updated Policy will be submitted for adoption by the General Meeting of Shareholders during the 2017 AGM. Furthermore, the RC recommended to the SB, as part of the integrating of reporting by ASML, to include the Remuneration Report (previously separately published) as a section of the SB Report in 2016. For further details, see "Supervisory Board Report - Remuneration Report".
In cooperation with the AC and the TSC, the RC reviewed and proposed to the SB the 2016 STI and LTI targets for the BoM and also provided its recommendations to the SB with respect to the achievements of the 2016 targets and related appropriate compensation levels for the BoM members over the financial year 2016.
An external adviser in the field of remuneration for members of boards of management assisted the RC in its activities. This external adviser does not provide services to the BoM.
Technology and Strategy Committee
The current members of ASML’s TSC are Mr. Grose (Chairman), Ms. Aris, Mr. Kleisterlee, Mr. Stork and Mr. Ziebart. In addition, the TSC may appoint one or more advisors from within and/or from outside ASML.
In 2016, three external advisors and three internal advisors participated in the TSC meetings. The advisors to the TSC may be invited as guests to (parts of) the meetings of the committee, but are not entitled to vote at the meetings. The TSC held six scheduled meetings either in person or by conference call in 2016. In general, the meetings in person last a full day. One meeting was held for the purpose of discussing the 2016 technology targets for the BoM; the achievements related thereto were discussed in a subsequent meeting.
The TSC reviews and advises the SB on specific ASML technology matters important at that time and discusses the proposals for ASML’s future product- and technology strategies. The TSC is instrumental in preparing the decisions and/or advice for the SB related to these topics. Important topics this year were the execution and implementation of technology programs with particular focus on EUV, and corporate strategy initiatives.
For a further description of the responsibilities of the SB committees, see "Corporate Governance Paragraph - Supervisory Board".

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Remuneration of the Supervisory Board
The remuneration of the SB members is described in Note 30 to the Consolidated Financial Statements. In addition to their fee as member of the SB, SB members also receive a fee for each committee membership. The SB remuneration is not dependent on ASML’s financial results. None of the members of the SB own shares or options on ASML’s shares. ASML has not granted any loans to, nor has granted any guarantees in favor of, any of the members of the SB. A proposal to adjust the remuneration of the SB will be presented during the 2017 AGM.
Composition of the Board of Management
The BoM currently consists of five members. For further details on the BoM, see "Corporate Governance Paragraph - Board of Management".
Remuneration of the Board of Management
General
During the 2017 AGM a revised version of the Remuneration Policy for the BoM will be submitted for adoption by the AGM , which, if adopted, will come into effect per January 1, 2017.
The RC oversees the development and implementation of compensation and benefit programs for the BoM, as well as the compensation levels for the individual members of the BoM.
The RC reviews the corporate objectives and targets relevant to the compensation of the members of the BoM. It ensures that targets for the BoM are aligned and support the long-term strategy of ASML. These targets relate to short and long-term technology, customer and financial performance and sustainability. The RC cooperates with the AC and the TSC in setting the targets. The RC evaluates the achievements of the BoM with respect to those objectives and targets (again, in cooperation with the AC and the TSC), and it provides recommendations to the SB on the resulting compensation levels for the members of the BoM. Details of the remuneration targets and their link to the ASML long-term strategy can be found in the 2016 Remuneration Report (as part of the SB Report).
The external auditor performs certain agreed-upon procedures on the targets achieved in order for the RC to assess compliance with the Remuneration Policy.
The SB has the discretionary power to adjust variable remuneration components both upwards and downwards if otherwise these would, in the opinion of the SB, lead to an unfair result due to extraordinary circumstances during the period in which the predetermined performance criteria have been or should have been achieved (ultimum remedium - provision II.2.10). Besides this, the SB may recover from the BoM any variable remuneration awarded on the basis of incorrect financial or other data (claw back clause - provision II.2.11).
Remuneration Report
Remuneration Policy
The Remuneration Policy supports the long-term development of the company in a highly dynamic environment, while aiming at fulfilling all stakeholders' requirements and keeping an acceptable risk profile. More than ever, the challenge for us is to drive technology, to serve its customers and to satisfy its stakeholders. These drivers are the backbone of the Remuneration Policy. The SB ensures that the policy and its implementation are linked to the company's objectives.
In this section, an overview is provided of the Remuneration Policy for the BoM, and the application thereof in 2016.

Remuneration Policy
Base salary	• Derived from the median level of the benchmark on TDC
(conducted once every two years).
• The RC considers the appropriateness of any change in base salary in light of the market levels, as well as salary adjustments for our employees.
Short term incentive	• On target level: 60% of base salary.
• Maximum level: 90% of base salary.
• Targets are set on a mix of annual and semi-annual basis.
• Annual payout in cash, determined by the performance on financial objectives
(weighted 60% in total) and other business objectives (weighted 40% in total).
Long term incentive	• On target level: 70% of base salary.
• Maximum level: 140% of base salary.
• Annual award is based on the VWAP of Q4 of
the year preceding the grant.
• Number of shares at vesting is determined by both a financial
(ROAIC – weighted 70%) and qualitative (weighted 30%) performance metric measured over a period of three calendar years.
Pension benefits	• Positioned in line with general industry sample of companies in The Netherlands.

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Philosophy and objectives
The objective of the Remuneration Policy is to enable ASML to attract, motivate and retain qualified industry professionals for the BoM in order to define and achieve our strategic goals. The policy acknowledges the internal and external context as well as our business needs and long-term strategy. The policy is designed to encourage behavior that is focused on long-term value creation, while adopting the highest standards of good corporate governance. The policy is aimed at motivating for outstanding achievements, using a combination of non-financial and financial performance measures. Technology leadership and customer value creation are the key drivers of sustainable returns to our shareholders.
Reference group and market positioning
We offer a remuneration package that is competitive as compared to a relevant labor market. To define this market a reference group is created, consisting of companies that are comparable to us in terms of size and complexity, data transparency and geographical area. The median level in this reference group serves as a reference in determining the level of pay for the BoM.
The reference group consists of the following companies:

Company
Ahold	Infineon Technologies
Akzo Nobel	KPN
ASM International	Philips
DSM	Randstad
Electrolux	Rolls Royce
Fugro	Sandvik
Gemalto	SBM offshore
Heineken	Unilever
Imtech [1]

1.
The bankruptcy of Imtech in August 2015 did not impact the review and benchmark that took place in 2015 (which was based on 2014 market data). Going forward, Imtech will not be part of the reference group, but this is only relevant at the moment of the next market assessment.

In principle a benchmark with the reference group is conducted every two years. In the years without a market assessment, the SB considers the appropriateness of any change of base salary, based on the market environment as well as on the salary adjustments for our employees. The SB reviews the composition of the reference group with the frequency of the benchmark. Substantial changes to the composition will be submitted to the shareholders.
As a guiding principle, our TDC at the target level is benchmarked against the median TDC level of the reference group. TDC consists of base salary, a STI and a LTI.
In 2015, the SB reviewed the composition of the reference group and concluded that a revision was not required. A benchmark with the reference group has also been conducted. The outcome of this benchmark has been taken into account by the SB in its determination of the base salaries of the BoM for 2016. A more extensive policy review took place during 2016, which has led to proposed changes to the Remuneration Policy (including an updated reference group).
Base Salary
The level of base salary is not separately benchmarked, but derived from the TDC as described above and the policy on STI and LTI, as described below.
At the introduction of the Remuneration Policy as per 1 January 2014, at which time a benchmark was carried out, the annual base salaries for our presidents Mr. Wennink and Mr. Van den Brink were set in the middle of the benchmark results of a CEO position and of CTO/CFO-roles. The base salaries for the other members of the BoM were set in accordance with the benchmark results. As explained above, such a benchmark is in principle conducted every two years. In the years without a market assessment, any adjustment is based on the market environment and the adjustments for our other employees. The outcome of the 2015 benchmark has been taken into account by the SB in its determination of the base salaries of the BoM for 2016.
Short-Term Incentive
The STI refers to the annual performance-related cash incentive that is applicable to all members of the BoM. The target level of the STI is 60% of base salary. In case of excellent performance the maximum opportunity amounts to 90% of base salary.
In order to achieve alignment between the remuneration of the BoM and our other employees, the policy includes a modifier on the STI payout that is connected to the profit-sharing program for employees. This modifier enables the SB to adjust the STI payout of the BoM upward with 10% of base salary or downward with 20% of base salary at their discretion. In 2016, the SB has not made adjustments to the STI payout based on this modifier.

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For the STI the following performance criteria were applied in 2016:

		On target payout (as % of base salary)
Financial		Board of Management
1	Total Gross Margin (excl. EUV)	12.0%
2	SG&A and R&D	12.0%
3	Free Cash Flow	12.0%
	Qualitative
4	Technology Leadership Index	12.0%
5	Market Position	12.0%
	Total	60.0%
These performance measures reflect the drivers for ASML in a balanced mix of qualitative measures based on technology objectives and the quality of our service to customers, and quantitative financial measures. The weighting is equally set for all five performance measures on 20%, being 12% of base salary each.
For each of the performance criteria the SB sets challenging, but realistic target levels. The target setting and performance review occur in principle on an annual basis. Total Gross Margin, SG&A and R&D, and Free Cash Flow are set and reviewed semi-annually. All performance measures are set at the beginning of the year and do not change during the performance period. The overall payout is annual and will be executed in the next financial year. The cash incentive is accrued during the performance period.
The performance target setting and performance evaluation are conducted in cooperation with the relevant committees of the SB. The technology target is set and evaluated in cooperation with the TSC, whereas financial targets are set and evaluated in cooperation with the AC. The Company’s external auditor is engaged to perform certain agreed upon procedures to enable the RC to verify the consistent application of the approved calculation method and the accuracy of the calculations of STI outcomes.
The payout levels are prorated upon the level of achievement of the five performance criteria. There is no payout below threshold performance. Meeting threshold performance will result in a payout of 50% of target payout. In case of excellent performance the maximum payout is capped at 150% of target payout.
Long-Term Incentive
The LTI refers to the share-based incentive. All members of the BoM are eligible to receive performance-related shares. The target level of the LTI is set at 70% of base salary. In case of excellent performance the maximum opportunity amounts to 140% of base salary.
Each year, performance shares are conditionally granted to the members of the BoM. The shares will become unconditional depending on the achievement of predetermined performance targets during a three-year performance period. Each performance period starts on the first day of the year of the grant. The number of performance shares to be conditionally awarded is calculated at the beginning of the period, using the volume-weighted average price of ASML's shares on the Euronext Amsterdam during the last quarter of the year preceding the conditional award. Performance shares are granted in January of the year in which the three-year performance period starts, two days after the publication of our annual financial results.
Two types of performance measures relate to the LTI: our relative ROAIC position compared to the performance peer group and long-term strategic qualitative targets to ensure our ability to keep performing at high standards. For the performance period 2016-2018 the qualitative targets relate to the longer-term Technology Leadership Index and Sustainability. Like with the STI performance criteria, the LTI criteria reflect our drivers: push technology development, earn the money to enable this, and do it in a responsible way. Details of our approach on sustainability are published in our 2016 Integrated Report.
The LTI performance measures have the following weights:

LTI performance measure	Weight[1]
ROAIC	70%
Technology Leadership Index	20%
Sustainability	10%
Total	100%

1.	Weight distribution ROAIC, Technical Leadership Index and Sustainability for 2015 was 80%, 15% and 5%, respectively.
ROAIC as performance measure
ROAIC provides our rate of return on capital we have put to work, regardless of our capital structure. In other words, ROAIC is a fundamental metric to measure our value creation. ROAIC is calculated by dividing NOPAT by the AIC.

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Our ROAIC is compared to a peer group consisting of a number of globally active companies in partly the semiconductor industry, complemented by companies with a high capital base, high R&D investments and a long-term investment horizon. These companies have been verified to show similar trend lines as ours and compete with us for shareholder preference.
ROAIC peer group

Company
Advanced Energy	KLA-Tencor
Applied Materials	LAM Research
ASM International [1]	MKS Instruments
Caterpillar	Rockwell Collins
Joy Global	Teradyne

1.
ASM International was originally part of the peer group but will be replaced because the company is delisted from Nasdaq as per January 1, 2016 and will no longer publish US GAAP financials. As of 2017 and for all running LTI series, ASM International is replaced by Cummins, which was one of the substitute companies identified in advance.

The peer group is reviewed and verified by the SB on an annual basis in order to ensure the appropriateness of its composition before each conditional grant. The SB may adjust the peer group on the basis of market circumstances (mergers, acquisitions, or other corporate activities significantly affecting their comparability with us). If a peer company is not available for the full three-year performance period, it will be replaced for this full performance period by a substitute company. These substitute companies have been identified in advance of each performance cycle and an objective model will be applied to determine which substitute replaces the peer company that no longer qualifies.
Performance incentive zone
The vesting of performance shares depends on the relative ROAIC position as compared to the peer group and the evaluation of the qualitative targets by the SB. The vesting will be calculated at the end of the three-year performance period for all performance measures, based on a predefined payout matrix.
LTI payout matrix ROAIC

ROAIC - Vesting scheme
Relative ROAIC position (quantitative)	Payout as a % of target

1	200%
2	175%
3	150%
4	125%
5	100%
6	75%
7	50%
8	0%
9	0%
10	0%
11	0%
LTI payout matrix qualitative targets
For the Technology Leadership Index and Sustainability targets, the same threshold and maximum levels apply.

Performance assessment	Payout as % of target
Excellent	200%
Overachieved	100% - 200%
Achieved	100%
Almost achieved	50% - 100%
Threshold	50%
Not achieved	0%
Target performance assessment
The SB, in cooperation with the relevant committees (TSC, AC and RC) will assess the performance achieved against the quantitative and qualitative targets. Our external auditor is engaged to perform certain agreed-upon procedures to enable the RC to determine whether the remuneration of our BoM is calculated in accordance with the Remuneration Policy, taking into consideration the pre-determined performance criteria and resolutions adopted by the SB during the year.

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Holding period
The minimum holding period for members of the BoM is two years after the vesting date. This also applies to the members of the BoM at termination of their employment contract/management services agreement. The period before the BoM member obtains full rights to the shares will be five years in total.
In case tax payment is due by the members of the BoM over the retrieved variable income, performance shares may be partially sold at vesting to cover this tax payment.
Share ownership guideline
In accordance with the Remuneration Policy, members of the BoM are required to hold at least the value of two times base salary in the form of shares. This ensures an alignment of the interest of members of the BoM with long-term shareholder value throughout their employment with us. A grace period applies to new members of the BoM, who are allowed to meet the share ownership guideline three years after their first appointment.
Pensions
The pension arrangement for the BoM is set at the median of executive pensions in the Netherlands. The arrangement is aligned with the supplementary pension arrangement for our employees in the Netherlands. The plan is a defined contribution opportunity as laid down in Dutch fiscal regulations. The total defined contribution is a percentage of the pensionable salary, which is equal to the base salary minus Witteveen threshold1, and depends on the participant's age at the beginning of the year. The total net contribution is according to the maximum level as allowed by Dutch fiscal legislation, of which the participant contributes 3.9% of his pensionable salary.
Dependants pension and disability pension are insured on a risk basis, the premium of which is paid by us.
In 2014, the pension arrangement for members of the BoM was adjusted to comply with changes in Dutch pension legislation. The pensionable age moved from 65 years to 67 years of age; the accrual rates and premiums for risk insurances have been adjusted accordingly.
In 2015, further changes have been implemented as a result of amendments in Dutch pension legislation. These amendments imply further restrictions of the annual pension growth, as well as the restriction of pension accrual for gross annual salary in excess of EUR 100,000 (indexed every year).The pension arrangement for the BoM was adjusted accordingly, including offering an option to accrue additional pension for annual gross income in excess of EUR 100,000 (indexed every year) through a net pension arrangement. This net pension arrangement in principle copies the former gross pension arrangement, but premiums will be deducted from the net salary, and any future payout is designed to be a net amount as well, subject to applicable Dutch tax regulations.
Other benefits and expense reimbursements
In addition to the pension benefits mentioned, the members of the BoM also receive other benefits and expense reimbursements, such as company car costs, social security costs, health and disability insurance costs, and representation allowances.
Claw back, ultimum remedium, scenario analyses
In order to comply with the highest standards of corporate governance, the employment contracts/management services agreements of the members of the BoM include ultimate remedium and claw back provisions as well as a change of control arrangement as referred to below.
Extensive scenario analyses of the possible outcome of the variable remuneration component and its effect on the remuneration of the BoM are conducted once every two years. For this purpose, the effect of different performance scenarios on the level and composition of the remuneration have been analyzed and used for the original design of the Remuneration Policy. A latest update of these scenario analyses has been executed in 2015. The outcome of these analyses have been taken into account by the SB in the target setting for 2016.
Term of appointment
Members of the BoM are appointed for a period of four years, after which reappointment is possible for consecutive terms of maximum four years.
Notice period
The members of the BoM have a termination notice period of three months. We would need to apply a notice period of six months for termination without cause under the applicable employment or management services agreements with the members of the BoM.
1 In 2015, further changes have been implemented as a result of amendments in Dutch tax legislation. Dutch pension arrangements have a threshold in the buildup of pension entitlements. This threshold exists because all participants are assumed to be entitled to the AOW and therefore do not need an additional pension over the first part of their pensionable income. The minimum level in the fiscal legislation for this threshold is related to the AOW allowance and is known as the Witteveen threshold. This threshold is calculated as the annual AOW allowance (including holiday allowance) for a married person times 10/7.5. The Witteveen threshold for 2016 is EUR 13,877.

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Severance agreement
Employment agreements or management services agreements of members of the BoM contain specific provisions regarding benefits upon termination of these agreements. If the company gives notice under the agreement for reasons which are not exclusively or mainly found in acts or omissions on the side of the member of the BoM, a severance amount equal to one year base salary will be made available upon the effective date of termination.
This severance payment will also be made available in the event the member of the BoM gives notice of termination of the employment agreement or management services agreement due to a substantial difference of opinion between the respective member of the BoM and the SB regarding his employment/management services agreement, his function or our strategy.
Change of control
BoM members are also entitled to the aforementioned severance payment in the event we or our legal successor gives notice of termination under the employment contract or management services agreement due to a change of control or if the member of the BoM gives notice of termination which is directly related to such change of control and such notice is given within twelve months from the date on which the change of control occurs.
The change of control provision includes a limitation of the payout under the LTI. This entails that the share price will be fixed on the average of i) the average closing share price over a period of 15 trading days prior to the first public announcement of change in control negotiations and ii) the average closing share price over a period of 30 trading days prior to the closing of the transaction.
Other information
Additional information on BoM remuneration in 2016 is included in Note 30 to the Consolidated Financial Statements, which information is incorporated in this Remuneration Report (as part of the SB Report) by reference.
Gratitude to ASML Employees
The SB would like to thank and recognize all ASML employees including the temporary work force who have been able to again achieve so much this past year: the continued efforts in EUV development, the efforts made to supply the demand and the great overall results of ASML.
The SB realizes the pressure that the extreme swings in the continuing demand for leading-edge technology put on ASML employees. Therefore, the SB expresses its appreciation for all the efforts and achievements of ASML employees throughout the year.

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Information on Supervisory Board Members
Presented below is the personal data of all SB members that is required to be disclosed in this report in compliance with the Code.
A.P. Aris
Gender                        :Female
Age                        :58
Profession / principal position            :Adjunct Professor of Strategy at INSEAD
Nationality                    :Dutch
Other relevant positions                :Non-Executive Director of Thomas Cook Plc and member of the supervisory boards of ProsiebenSat.1 AG, Jungheinrich AG and ASR
Nederland N.V.
First appointed                    :2015
Current term until                    :2019
D.A. Grose
Gender                        :Male
Age                        :66
Profession / principal position            :CTO of BessTech and former CEO of GlobalFoundries
Nationality                    :United States
Other relevant positions                :Member of the Board of Directors of SBA Materials, Inc.
First appointed                    :2013
Current term until                    :2017
G.J. Kleisterlee
Gender                        :Male
Age                        :70
Profession / principal position            :Chairman of the Board of Vodafone Group Plc., and former President and                          CEO of the Board of Management of Royal Philips N.V.
Nationality                    :Dutch
Other relevant positions                :Non-Executive Director of Royal Dutch Shell Plc.
First appointed                    :2015
Current term until                    :2019
P.F.M. van der Meer Mohr
Gender                        :Female
Age                        :56
Profession / principal position            :Former President of the Executive Board of the Erasmus University                               Rotterdam
Nationality                    :Dutch
Other relevant positions                :Chairperson of the supervisory board of EY Netherlands LLP, member of
the supervisory board of Royal DSM N.V., Non-Executive Director of                               HSBC Holdings Plc., Chairperson of the supervisory board of Nederlands
Danstheater and member of the Board of Directors of Stichting Het
Concertgebouw Fonds
First appointed                    :2009
Current term until                    :2017
R.D. Schwalb
Gender                        :Male
Age                        :64
Profession / principal position            :Former CFO and member of the Board of Management
of Royal DSM N.V.
Nationality                    :German
Other relevant positions                :None
First appointed                    :2015
Current term until                    :2019

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C.M.S. Smits-Nusteling
Gender                        :Female
Age                        :50
Profession / principal position            :Former CFO and member of the Board of Management of Royal KPN N.V.
Nationality                    :Dutch

Other relevant positions	:Non-executive director of the Board of Tele2 AB, Non-executive director of the Board of Directors of Nokia Corporation, member of the
Management Board of the Foundation Unilever N.V. Trust Office and lay
judge of the Enterprise Court of the Amsterdam Court of Appeal
First appointed                    :2013
Current term until                    :2017
J.M.C. Stork
Gender                        :Male
Age                        :62
Profession / principal position            :Senior Vice President and CTO of ON Semiconductor Corporation
Nationality                    :United States
Other relevant positions                :Member of the Scientific Advisory Board of imec
First appointed                    :2014
Current term until                    :2018
W.H. Ziebart
Gender                        :Male
Age                        :67
Profession / principal position            :Former President and CEO of Infineon Technologies A.G.
Nationality                    :German
Other relevant positions                :Chairman of the supervisory board of Nordex SE and member of the
Board of Autoliv, Inc.
First appointed                    :2009
Current term until                    :2017
Company Secretary                :Mr. R.F. Roelofs
Appointed                    :2002
Deputy Company Secretary                :Mr. P. Oschatz
Appointed                    :2016

The Supervisory Board,
Veldhoven, February 7, 2017

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Corporate Governance Paragraph

I.	General[2]
ASML, with its corporate headquarters in Veldhoven, the Netherlands, is engaged in the development, production, marketing, selling and servicing of advanced semiconductor equipment systems, exclusively consisting of lithography systems. ASML’s principal operations are in the Netherlands, the US and Asia.
Our shares are listed for trading in the form of registered shares on NASDAQ and on Euronext Amsterdam. The principal trading market of our ordinary shares is Euronext Amsterdam.
ASML continuously monitors and assesses applicable Dutch, US and other relevant corporate governance codes, rules, and regulations. ASML is subject to the Code, and because ASML is listed on NASDAQ, ASML is also required to comply with the Sarbanes-Oxley Act, as well as NASDAQ Listing Rules, and the rules and regulations promulgated by the SEC.
For the full text of the Code, please refer to the website www.commissiecorporategovernance.nl. For the full text of the Sarbanes-Oxley Act, as well as NASDAQ listing rules, and the rules and regulations promulgated by the SEC, see www.sec.gov/about/laws/soa2002.pdf, http://nasdaq.cchwallstreet.com, and www.sec.gov/about.shtml respectively.
Our SB and BoM, who are responsible for our corporate governance structure, will continue their efforts to ensure that our practices and procedures comply with both Dutch and corporate governance requirements. In this paragraph, we address our corporate governance structure, thereby referring to the principles and best practices set forth in the Code, as well as with the applicable laws with respect to corporate governance. Our SB and BoM are of the opinion that we comply with all recommendations in the Code.
Material changes in our corporate governance structure and/or in our compliance with the Code, if applicable, will be discussed at the AGM as a separate agenda item.
In February 2016 the Dutch Corporate Governance Code Monitoring Committee started a consultation process that has led to a revision of the Code. The amended Code was published on December 8, 2016 and came into effect on January 1, 2017. As part of the continued effort of our SB and BoM to ensure that our practices and procedures comply with Dutch corporate governance requirements, we are currently assessing the implications of the amended Code for our corporate governance structure.

II.	Board of Management
Role and Procedure
ASML’s BoM is responsible for managing ASML, under the chairmanship of the President and CEO, and vice-chairmanship of the President and CTO, constituting dual leadership. The current BoM comprises five members.
Although the various management tasks are divided among the members of the BoM, the BoM remains collectively responsible for the management of ASML, the deployment of ASML's strategy, ASML's risk profile and policies, the achievement of ASML's objectives, ASML's results and the corporate social responsibility aspects relevant to ASML.
In fulfilling its management tasks and responsibilities, the BoM considers the interests of ASML and the business connected with it, as well as the interests of ASML's stakeholders. The BoM is accountable to the SB and the General Meeting of Shareholders for the performance of its management tasks.
ASML has a two-tier board structure: the SB supervises and advises the BoM in the execution of its tasks and responsibilities. The BoM provides the SB with all information, in writing or otherwise, necessary for the SB to fulfill its duties. Besides the information provided in the regular meetings, the BoM keeps the SB frequently informed on developments relating to ASML’s business, financials, operations, and industry developments in general.
Important decisions of the BoM that require the approval of the SB are, among others:

•	The operational and financial objectives;

•	The strategy designed to achieve the objectives;

•	The parameters to be applied in relation to the strategy designed to achieve the objectives, and

•	Corporate responsibility issues that are relevant to ASML.
The main elements of the operational and financial objectives, the strategy to achieve the objectives, and the parameters to be applied are included in the Management Board Report. In the "Risk Factors" section of this 2016 Statutory Annual Report, the sensitivity of the results to both external and internal factors and variables is described.
2 This Corporate Governance Paragraph also includes the information that is required to be disclosed pursuant to article 2a of the Decree of December 23, 2004 regarding further provisions on the substance of annual reports.

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The rules of procedure for the BoM contain among other topics the general responsibilities of the BoM, the relationship with the SB and various stakeholders, the decision making process within the BoM, and the logistics surrounding the meetings. The rules of procedure for the BoM are posted in the Governance section of our Website.
Appointment, other functions
Members of the BoM are appointed by the SB upon recommendation by the SNC and upon notification to the General Meeting of Shareholders. Members of the BoM are appointed for a period of four years, where after reappointment is possible.
The SB may suspend and dismiss members of the BoM, but dismissal can only occur after consulting the General Meeting of Shareholders.
Pursuant to Dutch legislation a member of the BoM may not be a supervisory board member in more than two other Large Companies. A member of the BoM may never be the chairman of a supervisory board of a Large Company. BoM members may only accept a supervisory board membership of another Large Company after having obtained prior approval from the SB. Members of the BoM are also required to notify the SB of other important functions held or to be held by them. Currently, no BoM member holds more than 2 supervisory board seats in other Large companies and no member of the BoM is a chairman of a supervisory board of a Large Company.
Until January 1, 2016, Dutch legislation provided for statutory provisions to ensure a balanced representation of men and women in management boards and supervisory boards of companies governed by this legislation. Balanced representation of men and women was deemed to exist if at least 30% of the seats are filled by men and at least 30% are filled by women. These statutory rules have expired, but currently a bill is pending to reintroduce the same statutory requirements. ASML currently has no seats taken by women in the BoM and as such would not qualify as balanced within the meaning of the expired and pending legislation. ASML recognizes the benefits of diversity, including gender balance. However, ASML feels that gender is only one part of diversity and future members of the BoM will continue to be selected on the basis of wide ranging (technical) experience, backgrounds, skills, knowledge and insights. ASML continues to strive for more diversity in both the SB and BoM, as is also evidenced by the composition of the SB which already qualifies as balanced within the meaning of this legislation.
Internal Risk Management and Control Systems
The BoM is responsible for ensuring that ASML complies with applicable legislation and regulations. It is also responsible for the financing of ASML and for managing the internal and external risks related to its business activities.
The establishment of ASML’s internal risk management and control system is based on the identification of external and internal risk factors that could influence the operational, business continuity and financial objectives of ASML and contains a system of monitoring, reporting, and operational reviews.
To help identifying risks, ASML uses a formal risk management approach, consisting of a set of risks definitions (ASML Risk Universe) which are reviewed and discussed by the CRC on a quarterly basis. Our risk appetite is aligned with our strategy and priorities. The CRC is chaired by the COO and consists of ASML senior management, including the CEO and CFO. Based on the outcome of the risk assessments, actions are initiated to further enhance ASML’s risk mitigation. These actions are monitored via the CRC. In addition, the risk landscape is reviewed by the SB twice a year. In addition during 2016 the BoM extensively discussed the risk landscape and risk appetite of ASML including IT security.
All material risk management activities have been discussed with the AC and the SB. For a summary of ASML’s risk factors, see "Management Board Report - Risk Factors".
ASML does not rank the individual risks identified in our Management Board Report, as we are of the opinion that doing so defies the purpose of a comprehensive risk assessment and it would be arbitrary of nature since all risks mentioned have significant relevance for us and our business.
ASML publishes among others the following annual reports in respect of the financial year 2016: this Statutory Annual Report comprising the Management Board Report (bestuursverslag) and the Financial Statements (jaarrekening) in accordance with Part 9 of Book 2 of the Dutch Civil Code and IFRS-EU, as well as the SB Report in accordance with the Code; and the ASML Annual Report on Form 20-F in conformity with US GAAP. Both Annual Reports describe the same risk factors that are specific to the semiconductor industry, ASML and ASML's shares. ASML also provides sensitivity analyses by providing:

•	A narrative explanation of ASML's financial statements;

•	The context within which financial information should be analyzed; and

•
Information about the quality, and variability, of ASML's earnings and cash flow. In ASML's "In Control Statement" (as part of the Director’s Responsibility Statement), as included in this 2016 Statutory Annual Report, the BoM addresses ASML's internal risk management and control systems.

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With respect to the process of drafting the Annual Reports, ASML has extensive guidelines for the lay-out and the content of ASML's reports. These guidelines are primarily based on applicable laws and regulations. For the Statutory Annual Report and the Statutory Interim Report, ASML follows the requirements of Dutch law and regulations, including preparation of the consolidated financial statements in accordance with IFRS-EU. For the Annual Report on Form 20-F, ASML applies the requirements of the U.S. Securities and Exchange Act of 1934, and prepares the financial statements included therein in accordance with US GAAP. With respect to the preparation process of these and the other financial reports, ASML applies internal procedures to safeguard completeness and accuracy of such information as part of its disclosure controls and procedures.
ASML has a DC to ensure compliance with applicable disclosure requirements arising under US and Dutch law and applicable stock exchange rules, US GAAP, IFRS-EU and the Sarbanes-Oxley Act. The DC is composed of various members of senior management, and reports to the CEO and CFO. The chairman of the DC reports to the AC about the outcome of the DC meetings. The DC gathers all relevant financial and non-financial information and assesses materiality, timeliness and necessity for disclosure of such information. In addition the DC advises the CEO and CFO on the effectiveness of the disclosure controls and procedures and of the internal control over financial reporting (Sarbanes-Oxley Act).
ASML’s Internal Control Committee, comprising among others of three members of the DC, advises ASML’s DC in respect of its assessment of ASML’s internal control over financial reporting under SOX 404. The Chairman of the Internal Control Committee updates the AC and the BoM on the progress of this assessment and the Chairperson of the AC includes this item in her report to the full SB.
Code of Conduct
Our Code of Conduct describes what ASML stands for and believes in:

•	We respect people and planet;

•	We operate with integrity;

•	We preserve our assets;

•	We manage professionally; and

•	We encourage to Speak Up. The Code of Conduct and Business Principles can be found on the Governance section of ASML's website.
Remuneration of the Board of Management
With respect to the remuneration of the BoM, the SB is of the opinion that the Remuneration Policy was drafted in accordance with the Code, and that the execution of the Remuneration Policy is also in line with the Code, with the (potential) deviation as mentioned more specifically at the end of this Corporate Governance Paragraph.
Performance criteria
Even though this is not a deviation from the Code, as the Code stipulates that not disclosing the performance criteria because of competition sensitiveness is justified, we hereby want to provide ASML's reasons for not providing all information as included in the best practice provisions II.2.13 f and g of the Code.
ASML provides the quantitative performance criteria, a summary and account of the methods to determine the achievement of the performance criteria, and also the ultimate achievement level of the quantitative and qualitative performance criteria. However, ASML cannot provide the exact performance criteria data, nor the levels of achievement per performance criterion, as this concerns highly competitive information, such as targets related to ASML's technology, market position, etc. The SB deems it its responsibility to set the actual targets and to determine the level of achievement of these targets for the variable part of the remuneration of the BoM.
For more details about the BoM’s remuneration, its composition, and other relevant elements, see Remuneration Policy (published on our Website and in Remuneration Report as part of the SB Report and Note 30 to the Consolidated Financial Statements).
The external auditor performs certain agreed-upon procedures on the targets achieved in order for the RC to assess compliance with the Remuneration Policy.
Insider Trading
With respect to trading in ASML financial instruments, ASML employees and members of the SB and BoM are bound by ASML’s Insider Trading Rules. The ASML Insider Trading Rules stipulate, among other items, that members of the BoM may not trade during 30 calendar days before publication of quarterly financial results.
Indemnification
ASML’s Articles of Association provide for the indemnification of the members of the BoM against claims that are a direct result of their tasks as members of the BoM, provided that such claim is not attributable to willful misconduct or intentional recklessness of such member of the BoM. The SB has further implemented the indemnification of the BoM members by means of separate indemnification agreements for each BoM member.

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Conflicts of Interest
Conflicts of interest procedures are incorporated in the BoM’s rules of procedure and reflect the principle and best practice provisions of the Code with respect to conflicts of interest.
There have been no transactions during 2016, and there are currently no transactions, between ASML or any of ASML's subsidiaries, or any significant shareholder and any member of the BoM or officer or any relative or spouse thereof, other than ordinary course compensation arrangements.

III.	Supervisory Board
Role and Procedure
As mentioned before, ASML’s SB supervises the BoM and the general course of affairs of ASML and its subsidiaries. The SB also supports the BoM with its advice. As ASML has and intends to keep a two-tier structure, the SB is a separate and independent body from the BoM and from ASML.
In fulfilling its role and responsibilities, the SB takes into consideration the interests of ASML and its subsidiaries, as well as the relevant interests of ASML’s stakeholders. The SB supervises and advises the BoM in performing its tasks, with a particular focus on:

•	The achievement of ASML’s objectives;

•	ASML’s corporate strategy and the management of risks inherent to ASML’s business activities;

•	The structure and operation of internal risk management and control systems;

•	The financial reporting process;

•	Compliance with applicable legislation and regulations;

•	Relationship with shareholders; and

•	The corporate social responsibility issues important for ASML.
Major management decisions, such as ASML’s strategy, major investments and budget, require the approval of the SB. The SB selects and appoints new BoM members, prepares the remuneration policy for the BoM, and decides on the remuneration for the individual members of the BoM. Also, the SB is the body that nominates new SB candidates for appointment and submits remuneration proposals for the SB members to the General Meeting of Shareholders.
The SB, through its SNC, closely follows the developments in the area of corporate governance and the applicability of the relevant corporate governance rules for ASML. For a more detailed description on the SB’s activities in the area of corporate governance see "Supervisory Board Report".
Meetings and Activities of the Supervisory Board
For detailed information on the meetings and activities of the SB in 2016, see "Supervisory Board Report - Meetings and attendance".
The Rules of Procedure
The rules of procedure of the SB contain requirements based on the Code, on the Sarbanes-Oxley Act and on any other applicable laws, as well as corporate governance practices developed by the SB over the past years. The rules of procedure of the SB are subject to regular review in view of the continuous corporate governance developments. Items include among others responsibilities of the SB and its committees, composition of the SB and its committees, logistics surrounding the meetings, meeting attendance of SB members, and the rotation schedule for the SB members.
The rules of procedure of the SB also contain the charters of the four committees. The SB has assigned certain of its tasks and responsibilities to the four committees; however, the plenary SB remains responsible for the fulfillment of these tasks and responsibilities. The SB - and its committees - may obtain information from officers and external advisors of ASML, if necessary for the execution of its tasks. Especially the committees occasionally call upon external advisors, who assist the committees in preparing the recommendations to be decided upon by the full SB.
The rules of procedure of the SB, as well as the charters of the four committees are regularly reviewed and, if needed, amended. Changes to the SB’s rules of procedure need to be approved by the full SB. Changes in the charters of the committees are approved by the committee concerned. The AC charter is reviewed annually, to check whether the charter still complies with the applicable rules and regulations, especially those relating to the Sarbanes-Oxley Act.
Expertise, Composition, Appointment
The SB currently consists of eight members, the minimum being three members. The SB determines the number of SB members required for the performance of its functions.
Per the 2016 AGM, Mr. Van der Poel retired from the SB, and Mr. Kleisterlee was appointed as the SB's chairman.

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The members of ASML’s SB show a diverse mix with respect to background, nationality, age, gender and expertise, in line with the current profile drawn up by the SB. The profile of the SB aims for an international and adequate composition reflecting the global business activities of ASML, as well as for an adequate level of experience in financial, economic, technological, social, and legal aspects of international business. In case of (re)appointments, the SNC checks whether the candidates fit in the SB’s profile.
Until January 1, 2016, Dutch legislation provided for statutory provisions to ensure a balanced representation of men and women in management boards and supervisory boards of companies governed by this legislation. Balanced representation of men and women was deemed to exist if at least 30% of the seats are filled by men and at least 30% are filled by women. These statutory rules have expired, but currently a bill is pending to reintroduce the same statutory requirements. ASML currently has 37.5% seats taken by women in the SB and, as such, would qualify as balanced within the meaning of the expired and pending legislation. The SB recognizes the benefits of diversity, including gender balance and has taken this into account in its selection of candidates for the SB appointments as per the 2015 AGM. However, ASML feels that gender is only one part of diversity and future members of the BoM and SB will continue to be selected on the basis of wide ranging (technical) experience, backgrounds, skills, knowledge and insights.
ASML is subject to the law applicable to large corporations ("structuurregime"). As such, members of the SB are appointed by the General Meeting of Shareholders based on nominations proposed by the SB. The SB informs the AGM and the Works Council about upcoming retirements by rotation at the AGM in the year preceding the actual retirement(s) by rotation to ensure that the General Meeting of Shareholders and the Works Council have sufficient opportunity to recommend candidates for the upcoming vacancies. The SB has the right to reject the proposed recommendations. Furthermore, the Works Council has an enhanced right to make recommendations for one-third of the members of the SB. The enhanced recommendation right implies that the SB may only reject the Works Council’s recommendations for the following reasons: (i) if the relevant person is unsuitable or (ii) if the SB would not be duly composed if the recommended person were appointed as SB member. If no agreement on the recommended person(s) can be reached between the SB and the Works Council, the SB may request the Enterprise Chamber of the Amsterdam Court of Appeal to declare that the SB’s objection is legitimate. Any decision of the Enterprise Chamber on this matter is non-appealable.
Nominations by the SB may be overruled by a resolution at the General Meeting of Shareholders with an absolute majority of the votes, representing at least one-third of ASML’s outstanding share capital. If the votes cast in favor of such a resolution do not represent at least one-third of the total outstanding capital, a new shareholders’ meeting can be convened at which the nomination can be overruled by an absolute majority.
Mr. Stork, Ms. Van der Meer Mohr and Ms. Aris were (re)appointed per the Works Council’s enhanced recommendation right.
For newly appointed SB members, ASML prepares an introduction program of which the main topics are: ASML’s organization, operations, strategy, industry, technology, ASML’s financial and legal affairs, and ASML’s human resources. SB members are regularly given the opportunity to follow technical tutorials to maintain and increase their knowledge of ASML’s ever progressing technology. In addition, specific training is also provided for new committee members based on individual needs. Annually, the SB and/or committees members determine their need for further training on specific topics.
SB members serve for a maximum term of four years from the date of their appointment, or a shorter period as per the SB’s rotation schedule. Members can be reappointed, provided that their entire term of office does not exceed 12 years. The rotation schedule is available in the Corporate Governance section on our Website.
The General Meeting of Shareholders may, by an absolute majority of the votes representing at least one-third of the total outstanding capital, dismiss the SB in its entirety for lack of confidence. In such case, the Enterprise Chamber of the Amsterdam Court of Appeal shall appoint one or more SB members at the request of the BoM.
Legal restrictions apply to the overall number of executive board positions (including a one tier board) and supervisory board positions that a member of the supervisory board (or a non-executive director in case of a one-tier board) of a Large Company, may hold. A person may not be (re)appointed as member of the supervisory board, if such (re)appointment would lead to more than five supervisory board positions at large companies. Acting as a chairman of the supervisory or a supervisory body established by the articles of association or, in case of a one-tier board, chairman of the executive board, of a Large Company will count twice. None of the SB members is in violation of these rules.
For detailed information on ASML’s SB members, see "Supervisory Board".

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Role of the Chairman of the Supervisory Board and the Company Secretary
Mr. Kleisterlee is the Chairman of the SB and Mr. Grose is the Vice-Chairman. The role and responsibilities of the Chairman of the SB are described in its rules of procedure. The Chairman determines the agenda of the SB meetings, he acts as the main contact between the SB and the BoM and ensures orderly and efficient proceedings at General Meetings of Shareholders. The Chairman will amongst others also ensure that:

•	The members of the SB follow an introduction and training program;

•	The members of the SB receive all information necessary for the proper performance of their duties on a timely basis;

•	There is sufficient time for consultation and decision making by the SB;

•	The committees function properly;

•	The performance of the BoM members and the SB members is assessed at least once a year; and

•	The SB has proper contact with the BoM and the Works Council.
The Company Secretary assists the SB in the performance of its duties, ensures that the correct procedures are followed, and that the SB acts in accordance with its legal and statutory obligations. The Company Secretary assists the Chairman of the SB in the organization of the affairs of the SB and its committees. The Company Secretary is appointed by and may also be dismissed by the BoM after prior approval from the SB. The Company Secretary is assisted by a Deputy Company Secretary.
Composition and Role of the four Committees of the Supervisory Board
Although the SB retains ultimate responsibility, the SB has delegated certain of its tasks to its four committees. Their roles and functions are described in separate chapters in the SB’s rules of procedure which is available on our Website.
In the plenary SB meetings, the chairpersons of the committees report on the issues and items discussed in the committee meetings, and also the minutes of the committee meetings are available for all SB members, enabling the full SB to make the appropriate decisions.
Audit Committee
The current members of ASML’s AC are Ms. Smits-Nusteling (Chairperson), Mr. Schwalb, and Ms. Van der Meer Mohr. The members of the AC are all independent members of the SB.
In general, the AC meets at least four times per year and always before the publication of the quarterly and annual financial results. In the first half year, the AC focuses on the annual results, the audits over the previous financial year and the internal and external audit plans for the year ahead. Frequently discussed topics are ASML’s internal control systems, including testing of internal controls in light of Section 404, 302 and 906 of the Sarbanes-Oxley Act, ASML's risk management systems, and ASML’s financial- and cash position, ASML's long-term financial plan and the supervision of the enforcement of the relevant legislation and regulations.
For detailed information on the meetings and activities of the AC in 2016, see "Supervisory Board Report - Audit Committee".
ASML provides the AC with all relevant information to be able to adequately and efficiently supervise the preparation and disclosure of financial information by ASML. This includes, among other things, information on the status and development of the (semiconductor) market to be able to judge the outlook and budget for the next six to twelve months, the application of IFRS-EU, US GAAP, the choice of accounting policies and the work of internal and external auditors. Each year the AC discusses and reviews among others ASML’s financing policy and strategy, tax planning policy, investor relations activities and strategy, fraud policy, and information and communication technology policy.
The AC, on behalf of the SB, reviews and approves the fees of the external auditor. The AC is the first point of contact for the external auditor if the external auditor discovers irregularities in the content of the financial reports. As a general rule, the external auditor is present at meetings of the AC. In general, after each AC meeting, the AC meets with the external auditor -without management present - to discuss the relationship between the AC and the external auditor, the relationship between the BoM and the external auditor, and any other issues deemed necessary to be discussed.
The AC generally invites ASML’s CEO, CFO, Corporate Controller, Corporate Chief Accountant, Vice-President Corporate Risk and Assurance and the Internal Auditor to its meetings. In general, after each AC meeting, the AC meets with the CFO only and with the Internal Auditor - without management present. From time to time, other ASML employees are invited to AC meetings to address subjects that are of importance to the AC such as the return policy (including share buyback program), tax and IT. The Chairman of our SB, Mr. Kleisterlee, attends the AC meetings whenever possible.
Ms. Smits-Nusteling, Chairperson of the AC, and Mr. Schwalb are the SB’s financial experts, taking into consideration their extensive financial backgrounds and experience.
Remuneration Committee
The current members of ASML’s RC are Mr. Schwalb (Chairman), Ms. Aris, Mr. Stork and Mr. Ziebart.

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In general, the RC meets at least twice a year and more frequently when deemed necessary. The RC oversees the development and implementation of the Remuneration Policy. In cooperation with the AC and the TSC, the RC reviews and proposes to the SB corporate goals and objectives relevant to the variable part of the BoM’s remuneration. Also in cooperation with the AC and the TSC, the RC evaluates the performance of the members of the BoM in view of those goals and objectives, and - based on this evaluation - recommends to the SB appropriate compensation levels for the BoM members.
For detailed information on the meetings and activities of the RC in 2016, see "Supervisory Board Report - Remuneration Committee".
Mr. Schwalb, the Chairman of the RC is neither a former member of ASML’s BoM, nor a member of the management board of another company. Currently, no member of the RC is a member of the management board of another Dutch listed company.
Selection and Nomination Committee
The current members of the SNC are Mr. Kleisterlee (Chairman), Mr. Grose and Ms. Van der Meer Mohr.
In general, the SNC meets at least twice a year and more frequently when deemed necessary.
For detailed information on the meetings and activities of the SNC in 2016, see "Supervisory Board Report - Selection and Nomination Committee".
The Selection and Nomination Committee assists the SB in:

•	Preparing the selection criteria and appointment procedures for members of the SB and BoM;

•	Periodically evaluating the scope and composition of the BoM and the SB, and proposing the profile of the SB in relation thereto;

•	Periodically evaluating the functioning of the BoM and the SB and the individual members of those boards and reporting the results thereof to the SB; and

•	Proposing (re-)appointments of members of the BoM and the SB, and supervising the policy of the BoM in relation to the selection and appointment criteria for senior management.
The SNC furthermore discusses corporate governance developments, for example those based on legislative proposals or revisions of the Code, but also the outcome of the Report of the Monitoring Committee with respect to compliance with the Code.
Technology and Strategy Committee
The current members of the TSC are Mr. Grose (Chairman), Ms. Aris, Mr. Kleisterlee, Mr. Stork, and Mr. Ziebart.
The TSC meets at least twice a year and more frequently when deemed necessary.
During several of these meetings the technology targets, which are part of the overall performance targets set, as well as the achievements related to the technology targets were discussed. The TSC provides the RC with its advice on this topic. For detailed information on the meetings and activities of the TSC in 2016, see "Supervisory Board Report - Technology and Strategy Committee".
The TSC provides advice to the SB with respect to ASML’s technology strategies and ASML’s technology and product roadmaps. External experts as well as experts from within ASML may act as advisors to the TSC with respect to the subjects reviewed and discussed in this committee. The advisors do not have voting rights, but regularly attend committee meetings (except for those meetings or calls specifically designated only for the technology target settings and evaluations). External experts may include representatives of customers, suppliers and partners to increase the committee’s understanding of the technology and research necessary for the development of ASML’s leading-edge systems.
The in-depth technology discussions in the TSC and the subsequent reporting on headlines in the full SB increases the SB’s understanding of ASML technology requirements and enables the SB to adequately supervise the strategic choices facing ASML, including ASML’s investment in research and development.
Conflict of Interest
Conflict of interest procedures are incorporated in the SB's rules of procedure and address the principle and the best practice provisions of the Code with respect to conflicts of interest.
There have been no transactions during 2016, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder, and any SB member or any relative or spouse thereof other than ordinary course compensation arrangements.
Remuneration of the Supervisory Board
The General Meeting of Shareholders determines the remuneration of the SB members; the remuneration is not dependent on ASML's (financial) results. Detailed information on the SB’s remuneration can be found in Note 30 to the 2016 Consolidated Financial Statements, included herein.

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In addition to their fee as member of the SB, SB members also receive a fee for each committee membership, as well as a net cost allowance.
No member of the SB personally maintains a business relationship with ASML other than as a member of the SB.
The SB members do not receive ASML shares, or rights to acquire ASML shares, as part of their remuneration. SB members, who acquire or have acquired ASML shares or rights to acquire ASML shares, must have the intention to keep these for long-term investment only. No member of the SB currently owns ASML shares or rights to acquire ASML shares. In concluding transactions in ASML shares, SB members must comply with ASML’s Insider Trading Rules.
ASML has not granted any personal loans, guarantees, or the like to members of the SB. ASML’s Articles of Association provide for the indemnification of the members of the SB against claims that are a direct result of their tasks as members of the Supervisory Board, provided that such claim is not attributable to willful misconduct or intentional recklessness of such SB member. ASML has further implemented the indemnification of the members of the SB by means of separate indemnification agreements for each member of the SB.
Insider trading
With respect to trading in ASML financial instruments, the ASML Insider Trading Rules stipulate - among other requirements - that members of the SB may not trade during 30 days preceding the publication of the quarterly financial results.

IV.	Shareholders and General Meeting of Shareholders
Powers
A General Meeting of Shareholders is held at least once a year and generally takes place in Veldhoven, the Netherlands. In this meeting, at least the following items are discussed and/or approved:

•	The written report of the BoM containing the course of affairs in ASML and the conduct of the management during the past financial year;

•	The adoption of the financial statements for the past financial year, as prepared in accordance with applicable laws and regulations;

•	The discharge of the members of the BoM in respect of their management during the previous financial year;

•	The discharge of the members of the Supervisory Board in respect of their supervision during the previous financial year;

•	Our reserves and dividend policy and justification thereof by the BoM;

•	Each material change in our corporate governance structure; and

•	Any other item the BoM or the SB determine to place on the agenda.
The General Meeting of Shareholders has furthermore (with due observance of the statutory provisions) the power:

•	To resolve to amend the articles of association;

•	To resolve to dissolve ASML;

•	To resolve to issue shares if and insofar as the BoM has not been designated by the General Meeting of Shareholders for this purpose;

•	To resolve to reduce the issued share capital;

•	To appoint members of the SB;

•	To withdraw its confidence in the SB (resulting in a dismissal of the SB in its entirety);

•	To adopt the Remuneration Policy for members of the BoM; and

•	To determine the remuneration of the members of the SB.
The BoM requires the approval of the General Meeting of Shareholders and the SB for resolutions regarding a significant change in the identity or character of ASML or its business, including in any event:

•	A transfer of the business or virtually all of the business to a third party;

•
Entry into or termination of long-term cooperation by ASML or a subsidiary with another legal entity or partnership or as a general partner with full liability in a limited or general partnership if such cooperation or the termination thereof is of far-reaching significance for ASML; and

•
An acquisition or disposal by ASML or a subsidiary of a participation in the capital of another company, the value of which equals at least one third of the amount of the assets according to the consolidated balance sheet (in the Consolidated Financial Statements referred to as "Statement of Financial Position") with explanatory notes attached to the Statutory Annual Report as most recently adopted.

Proposals placed on the agenda by the SB, the BoM, or by shareholders, provided that they have submitted the proposals in accordance with the applicable legal provisions, are discussed and resolved upon. Shareholders representing at least 1.0 percent of ASML’s outstanding share capital or representing a share value of at least EUR 50.0 million are entitled to place agenda items on the agenda of a General Meeting of Shareholders at the latest sixty days before the date of such meeting. Although Dutch legislation increased the percentage from 1.0 to 3.0 percent, ASML's articles of association still reflect the "old" requirement of 1.0 percent or EUR 50.0 million, and therefore this remains applicable for ASML. About two weeks before the closing of this sixty days term, ASML notifies its shareholders about the closing of the term on its Website.

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A recurring agenda item is the limited authorization for the BoM to issue (rights to) shares in ASML's capital, and to exclude pre-emptive rights for such issuances. This agenda item typically includes two elements: i) the authorization to the BoM to issue 5.0 percent (rights to) shares of ASML’s issued share capital as of the date of authorization, plus an additional 5.0 percent of ASML’s issued share capital as of the date of authorization that may be issued in connection with mergers, acquisitions and/or (strategic) alliances, and ii) the authorization to exclude pre-emptive rights in relation to the above share issue, with a maximum of 10.0 percent of ASML’s issued share capital as of the date of authorization.
A simple majority is required for the authorization to issue shares. For the authorization to exclude the pre-emptive rights a simple majority is required in case at least fifty percent of ASML’s issued share capital is present or represented at the AGM, otherwise a majority of two thirds of the votes cast is required. The BoM must obtain the approval of the SB for the issuance of ASML shares as well as for excluding the pre-emptive rights.
It is important for ASML to be able to issue (rights to) shares and to exclude the pre-emptive shareholders’ rights in situations where it is imperative to be able to act quickly, for example when financial opportunities arise. This authorization has been used in the past especially to optimize the financial position of ASML. Given the dynamics of the global capital markets, such financing transactions generally need to be executed in the shortest window of opportunity. The opportunity to issue shares or rights to shares, such as convertible bonds, would be limited if ASML needed a resolution of the General Meeting of Shareholders to issue shares and/or to exclude the shareholders’ pre-emptive rights and may thus intervene with the financial flexibility of ASML.
As communicated in ASML's press release of January 18, 2017, a proposal will be submitted to the 2017 AGM to declare a dividend in respect of 2016 of EUR 1.20 per ordinary share, which constitutes a dividend increase by 14 percent compared to the 2015 dividend.
In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements and other relevant factors.
On January 20, 2016 we announced our intention to repurchase approximately EUR 1.5 billion of our own shares within the 2016-2017 timeframe. This program includes an amount of approximately EUR 500.0 million remaining from the prior share repurchase program, announced January 21, 2015. We intend to cancel the shares upon repurchase. During the period from January 21, 2016 up to December 31, 2016, we purchased 4.8 million shares that will be canceled for a total consideration of EUR 400.0 million. In the light of the acquisition of HMI and the announced investment in Carl Zeiss SMT, we have paused the share buyback program. As a result, the 2016–2017 program may not be completed for the full amount. Otherwise, the current program will remain in place, yet it may be further suspended, modified or discontinued at any time. Furthermore, no shares were canceled in 2016, and we intend to cancel 7.7 million shares in 2017.
The BoM or SB may convene EGMs as often as they deem necessary. Such meetings must be held if one or more shareholders and others entitled to attend the meetings jointly representing at least one-tenth of the issued share capital make a written request to that effect to the BoM and the SB, specifying in detail the items to be discussed.
Logistics of the General Meeting of Shareholders
The convocation date for the AGM is legally set at forty-two days, and the record date at twenty-eight days before the AGM. Those who are registered as shareholders on the record date are entitled to attend the meeting and to exercise other shareholder rights.
The BoM and SB shall provide the shareholders with the facts and circumstances relevant to the proposed resolutions, through an explanation to the agenda, as well as through other documents necessary and/or helpful for this purpose. All documents relevant to the General Meeting of Shareholders, including the agenda with explanations, shall be posted in the Investors and Governance sections on our Website. The agenda indicates which agenda items are voting items, and which items are for discussion only.
ASML shareholders may appoint a proxy who can vote on their behalf in the General Meeting of Shareholders. ASML also uses an internet proxy voting system, thus facilitating shareholder participation without having to attend in person. Shareholders who voted through internet proxy voting are required, however, to appoint a proxy to officially represent them at the General Meeting of Shareholders in person. ASML also provides the possibility for shareholders to issue voting proxies or voting instructions to an independent third party (civil law notary) prior to the General Meeting of Shareholders.
Voting results from the General Meeting of Shareholders will be made available on our Website within 15 days after the meeting.
The draft minutes of the General Meeting of Shareholders are available via our Website, and also upon request via mail or e-mail, no later than three months after the meeting. Shareholders are given the opportunity to provide their comments in the subsequent three months, and thereafter the minutes are adopted by the Chairman and the Secretary of the meeting. The adopted minutes are also available on our Website and, upon request, via regular mail or e-mail.
Information to the Shareholders
To ensure fair disclosure, ASML distributes company information that may influence the share price to shareholders and other parties in the financial markets simultaneously and through means that are public to all interested parties. In case of bilateral contacts with shareholders, ASML follows the procedure related thereto as published on our Website.

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When ASML's annual and quarterly results are published by means of a press release, interested parties, including shareholders, can participate through conference calls, listen to a web cast and view the presentation of the results on our Website. The schedule for communicating the annual financial results is posted on our Website. In addition, ASML provides information to its shareholders at ASML's AGM. Also ASML publishes an Integrated Report on our Website every year (from 2016), reporting on environmental, health, safety and social performance.
It is ASML's policy to post the presentations given to analysts and investors at investor conferences on our Website. Information regarding presentations to investors and analysts and conference calls are announced in advance on our Website, for details see ASML's financial calendar as published in the Investor Relations section on our Website. Meetings and discussions with investors and analysts shall, in principle, not take place shortly before publication of regular financial information. ASML does not assess, comment upon, or correct analysts’ reports and valuations in advance, other than to comment on factual errors. ASML does not pay any fees to parties carrying out research for analysts’ reports, or for the production or publication of analysts’ reports, and take no responsibility for the content of such reports.
At the AGM, the BoM and the SB provide shareholders with all requested information, unless this is contrary to an overriding interest of ASML. If this should be the case, the BoM and SB will provide their reasons for not providing the requested information.
Furthermore, the Corporate Governance section on our Website provides links to websites that contain information about ASML published or filed by ASML in accordance with applicable rules and regulations.
ASML's sole anti-takeover device is the possibility of issuing cumulative preference shares in its share capital to the Foundation under an option agreement between ASML and the Foundation.
Relationship with Institutional Investors
ASML finds it important that its institutional investors participate in its General Meetings of Shareholders. To increase the participation rate, several measures have been taken in the past few years, including providing Internet proxy voting. In addition, ASML actively approaches its institutional investors to discuss their participation at the General Meetings of Shareholders.

V.	The Audit of Financial Reporting and the Position of the Internal and External Auditor Function
Financial Reporting
ASML has comprehensive internal procedures in place for the preparation and publication of its Annual Reports, quarterly figures, and all other financial information. These internal procedures are frequently discussed in the AC and the SB. The Disclosure Committee assists the BoM in overseeing ASML’s disclosure activities and ensures compliance with applicable disclosure requirements arising under Dutch and US law, and other regulatory requirements.
The AC reviews and approves the external auditor’s audit plan for the audits planned during the financial year. The audit plan also includes amongst others the activities of the external auditor with respect to their limited procedures on the quarterly results other than the annual accounts. The external auditor regularly updates the AC on the progress of the audits and other activities.
The SB has reviewed, and all SB members sign, ASML's 2016 Statutory Annual Report as prepared by the BoM. KPMG has duly examined ASML's financial statements, and the Auditor’s Report is included in the Consolidated Financial Statements.
Appointment, Role, Assessment of the Functioning of the External Auditor, and the Auditor’s Fee
In accordance with Dutch law, ASML’s external auditor is appointed by the General Meeting of Shareholders and is nominated for appointment by the SB upon advice from the AC and the BoM. ASML’s current external auditor, KPMG, was appointed by the 2015 AGM for the reporting year 2016, in order to comply with the mandatory audit firm rotation.
Annually, the BoM and the AC provide the SB with a report on the relationship with the external auditor.
The external auditor is present at ASML's Annual General Meeting of Shareholders to respond to questions, if any, from the shareholders about the auditor’s report on the Consolidated Financial Statements.
The AC, on behalf of the SB, approves the remuneration of the external auditor after consultation with the BoM. It has been agreed among the members of the SB and the BoM that the AC has the most relevant insight and experience to be able to approve this item, and therefore the SB has delegated these responsibilities to the AC.
The AC monitors compliance with the Dutch rules on non-audit services provided by the external auditor, which outlines strict separation of audit and advisory services for Dutch public interest entities.
In principle the external auditor attends all meetings of the AC, unless this is deemed not necessary by the AC. The findings of the external auditor are discussed at these meetings.

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The AC reports on all issues discussed with the external auditor to the SB, including the external auditor’s reports with regard to the audit of the Annual Reports as well as the content of the Annual Reports. In the independent auditor’s report, the external auditor refers to materiality, scope of the group audit, key audit matters (such as revenue recognition, the HMI business combination and the valuation of goodwill), responsibilities of management, the SB and the external auditor for the financial statements and reports on other legal and regulatory requirements.
Internal Audit Function
The Internal Audit function assesses ASML’s systems of internal controls by performing independent procedures such as risk-based operational audits, IT audits and compliance audits. The Internal Audit department reports directly to the AC and BoM. The annual Internal Audit plan is discussed with and approved by the AC. The follow-up on the Internal Audit findings and progress against the Internal Audit plan is discussed on a quarterly basis with the AC. The external auditor and Internal Audit department have meetings on a regular basis.

VI.	Required Information Article 10 Takeover Directive
General
The EU Takeover Directive requires that listed companies publish additional information providing insight into defensive structures and mechanisms which they apply. The relevant provision has been implemented into Dutch law by means of a decree of April 5, 2006. Pursuant to this decree, Dutch companies whose securities have been admitted to trading on a regulated market have to include information in their annual report which could be of importance for persons who are considering taking an interest in the company.
This information comprises amongst other things:

•	The capital structure of the company;

•	Restrictions on the transfer of securities and on voting rights;

•	Special powers conferred upon the holders of certain shares;

•	The rules governing the appointment and dismissal of board members and the amendment of the articles of association;

•	The rules on the issuing and the repurchasing of shares by the company;

•
Significant agreements to which the company is a party and which contain change of control rights (except where their nature is such that their disclosure would be seriously prejudicial to the company); and

•	Agreements between the company and its board members or employees providing for a "golden parachute".
In this section the BoM and the SB provide for an explanation to the information - if applicable to ASML - as required under Article 10 of the Takeover Directive.
Share Capital
ASML’s authorized share capital amounts to EUR 126.0 million and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;

•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and

•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.
As of December 31, 2016, 439,199,514 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid up; this includes 9,258,282 treasury shares. No ordinary shares B and no cumulative preference shares have been issued.
A total of 75,573,452 depositary receipts for ordinary shares are issued with our cooperation.
Our BoM has the power to issue ordinary shares and cumulative preference shares insofar as the BoM has been authorized to do so by the General Meeting of Shareholders. The BoM requires approval of the SB for such an issue. The authorization by the General Meeting of Shareholders can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the BoM to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the BoM, provided that the SB has approved such proposal.
Ordinary Shares
An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the Giro Act) maintained by the Dutch central securities depository Euroclear Nederland or through the DTC cannot hold fractional shares. At our 2016 AGM, the BoM was authorized from April 29, 2016 through October 29, 2017, subject to the approval of the SB, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 29, 2016, plus an additional 5.0 percent of our issued share capital at April 29, 2016 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances. At our 2017 AGM, our shareholders will be asked to extend this authority through October 26, 2018.

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Holders of ASML’s ordinary shares have a preemptive right, in proportion to the aggregate nominal amount of the ordinary shares held by them. This preemptive right may be restricted or excluded. Holders of ordinary shares do not have preemptive right with respect to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders, the BoM has the power subject to approval of the SB, to restrict or exclude the preemptive rights of holders of ordinary shares. At our 2016 AGM, our shareholders authorized the BoM through October 29, 2017, subject to approval of the SB, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital. At our 2017 AGM, our shareholders will be asked to extend this authority through October 26, 2018.
ASML may repurchase its issued ordinary shares at any time, subject to compliance with the requirements of Dutch law and our Articles of Association. Any such repurchases are and remain subject to the approval of the SB and the authorization by the General Meeting of Shareholders, which authorization may not be for more than 18 months. At the 2016 AGM, the BoM has been authorized, subject to SB approval, to repurchase through October 29, 2017, up to a maximum of two times 10.0 percent of our issued share capital at April 29, 2016, at a price between the nominal value of the ordinary shares purchased and 110.0 percent of the market price of these securities on Euronext Amsterdam or NASDAQ. At our 2017 AGM, our shareholders will be asked to extend this authority through October 26, 2018.
On January 20, 2016 we announced our intention to repurchase approximately EUR 1.5 billion of our own shares within the 2016-2017 timeframe. This program includes an amount of approximately EUR 500.0 million remaining from the prior share repurchase program, announced January 21, 2015. We intend to cancel the shares upon repurchase. During the period from January 21, 2016 up to December 31, 2016, we purchased 4.8 million shares that will be canceled for a total consideration of EUR 400.0 million. In the light of the acquisition of HMI and the announced investment in Carl Zeiss SMT, we have paused the share buyback program. As a result, the 2016–2017 program may not be completed for the full amount. Otherwise, the current program will remain in place, yet it may be further suspended, modified or discontinued at any time. Furthermore, no shares were canceled in 2016, and we intend to cancel 7.7 million shares in 2017.
Ordinary Shares B
The articles of association provide for 9,000 ordinary shares B with a nominal value of EUR 0.01. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting of Shareholders. Holders of fractional shares had the opportunity, until July 31, 2013, to convert fractional shares into ordinary shares B to obtain voting rights with respect to those fractional shares. No ordinary shares B have been issued.
Special voting rights on the issued shares
There are no special voting rights on the issued shares in our share capital.
Limitation voting rights on Ordinary Shares indirectly held by the Participating Customers
Pursuant to the agreements entered into with them, the Participating Customers (and their respective foundations) will not be entitled to vote the ordinary shares that were acquired by (the foundations of) the Participating Customers as part of the CCIP or any other ordinary shares otherwise transferred to the foundations (under the circumstances described under "Standstill; Additional Purchases", see Note 35 to the Consolidated Financial Statements) prior to a Shareholder Agreement Termination Event (see Note 35 to the Consolidated Financial Statements), except when a Suspension Event (see Note 35 to the Consolidated Financial Statements) occurs and is continuing or where the following matters are proposed at any General Meeting of Shareholders (the "Voting Restrictions"): (i) an issuance of ASML shares or grant of rights to subscribe for ASML shares representing 25 percent or more of the issued and outstanding share capital of ASML or the restriction or exclusion of pre-emption rights relating thereto (in each case, on an aggregate basis during the preceding 12 months) or the designation of the BoM as the authorized body to resolve on these matters; (ii) an authorization to repurchase 25 percent or more of ASML’s issued and outstanding share capital on an aggregate basis during the preceding 12 months; (iii) the approval of a significant change in the identity or nature of ASML or its business, including a transfer of all or substantially all business or assets of ASML and its subsidiaries to a third party, the establishment or cancellation of a long-lasting cooperation of essential importance with a third party and an acquisition or disposition of an interest in the capital or assets of a person with a value of at least one third of the assets of ASML (on a consolidated basis); (iv) an amendment to ASML’s Articles of Association that would materially affect the specific voting rights of the Participating Customers, would materially affect the identity or nature of ASML or its business, or would disproportionately (or uniquely) and adversely affect the rights or benefits attached to or derived from the ordinary shares held by the Participating Customers through the foundations as compared to the shareholders; (v) the dissolution of ASML; and (vi) any merger or demerger which would result in a material change in the identity or nature of ASML or its business.
Cumulative Preference Shares
In 1998, we granted the Preference Share Option to the Foundation. This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.
The nominal value of the cumulative preference shares amounts to EUR 0.09 and the number of cumulative preference shares included in the authorized share capital is 700,000,000. A cumulative preference share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders.

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The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, ASML’s interests, ASML’s business or the interests of ASML’s stakeholders are at stake. This may be the case if a public bid for ASML’s shares has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with ASML. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of ASML’s issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with ASML’s interests, ASML’s business or ASML’s stakeholders.
The objectives of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such a way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.
The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price would be payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.
Cancellation and repayment of the issued cumulative preference shares by ASML requires the authorization by the General Meeting of Shareholders of a proposal to do so by the BoM approved by the SB. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, ASML, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case ASML is obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.
If the Foundation does not request ASML to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.
The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent members from the Dutch business and academic communities. The members of the Board of Directors of the Foundation are: Mr. H. Bodt, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.
Limitations to transfers of shares in the share capital of ASML
There are currently no limitations, either under Dutch law or in the Articles of Association of ASML, as to the transfer of ordinary shares in the share capital of ASML. Pursuant to the Articles of Association of ASML, the approval of the SB shall be required for every transfer of cumulative preference shares.
Reporting obligations under the Act on the supervision of financial markets (Wet op het financieel toezicht, the FMSA)
Holders of our shares may be subject to reporting obligations under the FMSA.
The disclosure obligations under the FMSA apply to any person or entity that acquires, holds or disposes of an interest in the voting rights and/or the capital of a public limited company incorporated under the laws of the Netherlands whose shares are admitted to trading on a regulated market within the EU, such as ASML. Disclosure is required when the percentage of voting rights or capital interest of a person or an entity reaches, exceeds or falls below 3.0, 5.0, 10.0, 15.0, 20.0, 25.0, 30.0, 40.0, 50.0, 60.0, 75.0 or 95.0 percent (as a result of an acquisition or disposal by such person, or as a result of a change in our total number of voting rights or capital issued). With respect to ASML, the FMSA requires any person or entity whose interest in the voting rights and/or capital of ASML reached, exceeded or fell below those percentage interests to notify the AFM immediately.

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For the purpose of calculating the percentage of capital interest or voting rights, the following interests must, among other arrangements, be taken into account: shares and votes (i) directly held by any person, (ii) held by such person’s subsidiaries, (iii) held by a third party for such person’s account, (iv) held by a third party with whom such person has concluded an oral or written voting agreement (including on the basis of an unrestricted power of attorney), (v) held by a third party with whom such person has agreed to temporarily transfer voting rights against payment, (vi) financial instruments of which the increase in value is wholly or partially dependent on an increase in value of our shares or distributions in respect thereof (including certain cash settled financial instruments such as contracts for difference and total return swaps), (vii) put options pursuant to which a person can be required to purchase our shares, and (viii) other contracts under which a person has a position economically comparable to having our shares. Interests held jointly by multiple persons are attributed to those persons in accordance with their entitlement. A holder of a pledge or right of usufruct in respect of shares can also be subject to these reporting obligations if such person has, or can acquire, the right to vote on the shares or, in case of depositary receipts, the underlying shares. The managers of certain investment funds are deemed to hold the capital interests and voting rights in the funds managed by them.
For the same purpose, the following instruments qualify as "shares": (i) shares, (ii) depositary receipts for shares (or negotiable instruments similar to such receipts), (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds), and (iv) options for acquiring the instruments under (i) or (ii).
The AFM keeps a public registry of and publishes all notifications made pursuant to the FMSA.
We may request Euroclear Nederland and its admitted institutions as well as intermediaries, institutions and custodians of investment funds (in the Netherlands and abroad) of which we reasonably expect that they hold our shares other than as beneficial owner, to provide certain details on the identity and number of shares held, of their clients for whom they hold our shares. We must keep the information received confidential. We may only make such requests during a period of 60 days prior to the day on which our General Meeting of Shareholders will be held. No details are required to be given in respect of shareholders with an interest of less than 0.5 percent of our issued share capital. A shareholder who, individually or together with other shareholders, holds an interest of at least 10 percent of the issued share capital may request us to establish the identity of our shareholders in this manner so that we can forward to them information provided by such shareholder in respect of an item on the agenda for the General Meeting. This request may only be made during a period of 60 days until (and not including) the 42nd day before the day on which the General Meeting of Shareholders will be held.
The following table sets forth the total number of ordinary shares owned by each shareholder that reported to the AFM or SEC a beneficial ownership of ordinary shares that is at least 3.0 percent (5.0 percent, in the case of the SEC) of our ordinary shares issued and outstanding as of December 31, 2016. The information set out below with respect to shareholders is solely based on public filings with the SEC and AFM as of January 31, 2017.

Identity of Person or Group	Shares Owned	Percent of Class[4]
Capital Group International, Inc [1]	67,265,695	15.65%
Stichting Administratiekantoor MAKTSJAB/Intel [2]	62,977,877	14.65%
BlackRock Inc. [3]	28,406,210	6.61%

1.
As reported to the AFM on April 25, 2014, Capital Group International, Inc. and CRMC, which we believe to be an affiliate of Capital Group International, Inc., indirectly have 605,391,255 voting rights corresponding to 67,265,695 shares (based on nine votes per share) of our ordinary shares but do not have ownership rights related to those shares. Capital World Investors reported on a Schedule 13-G/A filed with the SEC on February 12, 2016, that it is the beneficial owner of 47,701,246 shares of our ordinary shares as a result of its affiliation with CRMC. In addition, the Growth Fund of America reported to the AFM on May 15, 2014 that it owns 3.22% of our outstanding shares. We believe that some or all of these shares are included within the shares reported to be owned by Capital Group International, Inc., as set forth above.

2.
Stichting Administratiekantoor MAKTSJAB owns the stated percentage of our ordinary shares and has issued corresponding depository receipts to Intel. Intel has reported that it has sold a portion of these shares that it initially acquired, but has not reported the number of shares sold.

3.
Based solely on the Schedule 13-G/A filed by BlackRock Inc. with the SEC on January 19, 2017; BlackRock reports voting power with respect to 25,484,553 of these shares. A public filing with the AFM on December 29, 2016 shows aggregate holdings of various BlackRock funds of 4.83 percent, based on total number of issued shares at the time, and 5.94 percent in voting rights.

4.
As a percentage of the total number of ordinary shares issued and outstanding (429,941,232) as of December 31, 2016, which excludes 9,258,282 ordinary shares which have been issued but are held in treasury by ASML. Please note that share ownership percentages reported to the AFM are expressed as a percentage of the total number of ordinary shares issued (including treasury stock) and that accordingly, percentages reflected in this table may differ from percentages reported to the AFM.

Appointment of Board of Management and Supervisory Board
Board of Management
The rules governing the appointment and dismissal of members of the BoM are described in section II above.
Supervisory Board
The rules governing the appointment and dismissal of members of the SB are described in section III above.

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Amendment of the Articles of Association
The General Meeting of Shareholders can resolve to amend our Articles of Association. The (proposed) amendment requires the approval of the SB.
A resolution to amend the Articles of Association is adopted at a General Meeting of Shareholders at which more than one half of the issued share capital is represented and with at least three-fourths of the votes cast; if the required share capital is not represented at a meeting convened for that purpose, a subsequent meeting shall be convened, to be held within four weeks of the first meeting, at which, irrespective of the share capital represented, the resolution can be adopted with at least three-fourths of the votes cast. If a resolution to amend the Articles of Association is proposed by the BoM, the resolution will be adopted with an absolute majority of votes cast irrespective of the represented share capital at the General Meeting of Shareholders.
The complete proposals should be made available for inspection by the shareholders and the others entitled to attend meetings at our office and at a banking institution designated in the convocation to the General Meeting of Shareholders, as from the date of said convocation until the close of that meeting. Furthermore, we must inform Euronext Amsterdam and the AFM, before the amendment is proposed to our shareholders.
Severance payments under agreements with members of Board of Management
Employment agreements respectively management services agreements for members of the BoM contain specific provisions regarding severance payments. If ASML gives notice of termination of the employment agreement respectively management services agreements for reasons which are not exclusively or mainly found in acts or omissions of the BoM member concerned, a severance payment not exceeding one year base salary will be paid upon the effective date of termination. This severance payment will also be paid in case a BoM member gives notice of termination under the agreement in connection with a substantial difference of opinion between the respective executive and the SB regarding his agreement, his function or ASML’s strategy.
BoM members shall also be entitled to the aforementioned severance payments in the event ASML or its legal successor gives notice of termination in connection with a Change of Control (as defined in the agreements) or if such BoM member gives notice of termination directly related to such Change of Control, and such notice is given within twelve months from the date on which the Change of Control occurs.
Per July 1, 2013, the relationship between a member of the BoM and a listed company can no longer be treated as an employment contract. Members appointed after July 1, 2013 have entered into a management services agreement; however the employment agreements entered into before July 1, 2013 will remain in effect.

VII.	Deviation from the Code
ASML fully complies with the Dutch Corporate Governance Code.
The Board of Management and the Supervisory Board,
Veldhoven, February 7, 2017

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Management Board Report
About ASML
ASML is one of the world’s leading manufacturers of chip-making equipment. Our vision is to enable affordable microelectronics that improve the quality of life. To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML is a multinational company with offices in 60 cities in 16 countries, headquartered in Veldhoven, the Netherlands. As of December 31, 2016, we employed 13,991 payroll employees (2015: 12,168) and 2,656 temporary employees (2015: 2,513), measured in FTEs. ASML is traded on Euronext Amsterdam and NASDAQ under the symbol ASML.
In 2016, we generated total net sales of EUR 6,794.8 million and operating income of EUR 1,898.2 million or 27.9 percent of total net sales. Net income in 2016 amounted to EUR 1,556.9 million or 22.9 percent of total net sales, representing basic net income per ordinary share of EUR 3.66.
On November 3, 2016 ASML and Zeiss announced that they agreed to strengthen their long-standing and successful partnership in the semiconductor lithography business. The main objective of this partnership is to facilitate the development of the future generation EUV lithography systems, including High-NA technology, due in the first few years of the next decade. We believe that this technology will enable the semiconductor industry to produce much higher performance microchips at lower costs. ASML has agreed with Zeiss to acquire a 24.9% minority stake in Carl Zeiss SMT, for EUR 1 billion in cash. The closing of this transaction is expected in the second quarter of 2017 and is conditional on, among other things, customary merger control approvals. In addition, ASML agreed to support Carl Zeiss SMT's R&D costs, capital expenditures and other supply chain investments, in respect of High-NA, in an amount of EUR 760 million over 6 years.
On November 22, 2016, we acquired HMI. The acquisition is intended to make a strong product offering even stronger. We believe our metrology technologies are complementary and, when combined, offer the chance to significantly improve process control, and hence yields, for our customers. See Note 4 to the Consolidated Financial Statements.
All information disclosed in this Management Board Report is provided as a supplement to, and should be read in conjunction with, our Corporate Governance Paragraph, Consolidated Financial Statements and the accompanying Notes to the Consolidated Financial Statements.
Risk Factors
In conducting our business, we face many risks that may interfere with our business objectives. It is important to understand the nature of these risks and the impact they may have on our business, financial condition and results of operations. Some of the more relevant risks are described below. These risks are not the only ones that we face. Some risks may not yet be known to us and certain risks that we do not currently believe to be material could become material in the future.
Summary
Strategic risk

•	We derive most of our revenues from the sale of a relatively small number of products.
Risks related to the semiconductor industry

•	The semiconductor industry is highly cyclical and we may be adversely affected by any downturn;

•	Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry;

•	Cadence for the introduction of new systems is lengthening;

•	Industry adoption of EUV technology for high volume production may be delayed; and

•	We face intense competition.
Governmental, legal and compliance risks

•	Failure to adequately protect the intellectual property rights upon which we depend could harm our business

•	Defending against intellectual property claims brought by others could harm our business;

•	We are subject to risks in our international operations;

•	Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended; and

•	Changes in taxation could affect our future profitability.

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Operational risks

•	The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components;

•	The time window for new product introduction is short and is accompanied by potential design and production delays and by significant costs;

•	As lithography technologies become more complex, the success of our R&D programs becomes more uncertain, while their cost rises;

•	EUV is highly complex and remains under development

•	A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations

•	We are dependent on the continued operation of a limited number of manufacturing facilities;

•	We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire;

•	We have made a significant investment in Carl Zeiss SMT, but we will not control Carl Zeiss SMT and may not achieve expected benefits of this transaction;

•	Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees; and

•
Hazardous substances are used in the production and operation of our systems and failure to comply with applicable regulations or failure to implement appropriate practices for customer and employee environment, health and safety could subject us to significant liabilities.

Financial risks

•	A high percentage of net sales is derived from a few customers; and

•	Fluctuations in foreign exchange rates could harm our results of operations.
Risks related to our ordinary shares

•	We may not declare cash dividends and conduct share buyback programs at all or in any particular amounts in any given year;

•	Restrictions on shareholder rights may dilute voting power; and

•
Participating customers in our Customer Co-Investment Program together own a significant amount of our ordinary shares and their interests may not coincide with the interests of our other shareholders.

Explanation per risk
Strategic risk
We derive most of our revenues from the sale of a relatively small number of products
We derive most of our revenues from the sale of a relatively small number of lithography equipment systems (157 units in 2016 and 169 units in 2015), with an ASP per system in 2016 of EUR 29.1 million (EUR 32.4 million for new systems and EUR 4.0 million for used systems) and an ASP per system in 2015 of EUR 25.1 million (EUR 28.5 million for new systems and EUR 5.1 million for used systems). As a result, the timing of shipment and recognition of revenue for a particular reporting period from a small number of system sales may have a material adverse effect on our business, financial condition and results of operations in that period. Specifically, the failure to receive anticipated orders, or delays in shipments near the end of a particular reporting period, due, for example, to:

•	A downturn in the highly cyclical semiconductor industry;

•	Volatility in the Logic and Memory end-markets as a result of oversupply;

•	Shipment rescheduling;

•	Cancellation or order push-back by customers;

•	Manufacturing difficulties;

•	A delay in the development and delivery of new technology; or

•	Delays in deliveries by suppliers
may cause net sales in a particular reporting period to fall significantly below net sales in previous periods or below our expected net sales, and may have a material adverse effect on our results of operations for that period. In particular, our published quarterly earnings may vary significantly from quarter to quarter and may vary in the future and reduce our visibility on future sales for the reasons discussed above.

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Risks related to the semiconductor industry
The semiconductor industry is highly cyclical and we may be adversely affected by any downturn
As a supplier to the global semiconductor industry, we are subject to the industry’s business cycles, of which the timing, duration and volatility are difficult to predict. The semiconductor industry has historically been cyclical. Sales of our lithography systems, services and Holistic Lithography products depend in large part upon the level of capital expenditures by semiconductor manufacturers. These capital expenditures depend upon a range of competitive and market factors, including:
• The current and anticipated market demand for semiconductors and for products utilizing semiconductors;
• Semiconductor prices;
• Semiconductor production costs and manufacturing capacity utilization of semiconductor manufacturers;
• Semiconductor equipment industry capacity and utilization;
• Changes in semiconductor inventory levels;
• General economic conditions; and
• Access to capital.
Reductions or delays in capital expenditures by our customers could have a material adverse effect on our business, financial condition and results of operations.
In an industry downturn, our ability to maintain profitability will depend substantially on whether we are able to lower our costs and break-even level, which is the level of sales that we must reach in a year to achieve positive net income. If sales decrease significantly as a result of an industry downturn and we are unable to adjust our costs over the same period, our net income may decline significantly or we may suffer losses. As we need to keep certain levels of inventory on hand to meet anticipated product and service demand, we may also incur increased costs related to inventory obsolescence in an industry downturn, and such inventory obsolescence costs may be higher with our newer technology systems such as EUV. We have grown in terms of employees, facilities and inventories in recent years, including through the acquisitions of Cymer and HMI, so it may be even more difficult for us to reduce costs in order to respond to an industry downturn. In addition, industry downturns generally result in overcapacity, resulting in downward pressure on sales prices and impairment of assets, including inventories, intangible assets, and machinery and equipment, which in the past has had, and in the future could have, a material adverse effect on our business, financial condition and results of operations.
Current and future deteriorations in the financial markets and the global economy in general can have a number of effects on our business, including (i) declining business and consumer confidence resulting in reduced, or delayed purchase of our products or a delay in transition to newer technology systems; (ii) reducing the availability of financial resources on favorable terms to finance the future growth of our business, (iii) insolvency of key suppliers resulting in product delays, (iv) an inability of customers to obtain credit to finance purchases of our products, delayed payments from our customers and/or customer insolvencies and (v) other adverse effects that we cannot currently anticipate. If the financial markets and the global economy deteriorate, we are likely to experience material adverse impacts on our business, financial condition and results of operations.
Conversely, in anticipation of periods of increasing demand for semiconductor manufacturing equipment, we must maintain sufficient manufacturing capacity and inventory and we must attract, hire, integrate and retain a sufficient number of qualified employees to meet customer demand. Our ability to predict the timing and magnitude of industry fluctuations is limited, and as our products become increasingly sophisticated, the lead-time required to successfully deliver our systems has grown considerably. Accordingly, we may not be able to effectively increase our production capacity to respond to an increase in customer demand in an industry upturn resulting in lost sales, damage to customer relationships and we may lose market share.
We are also subject to trends in the key end markets of our customers - Memory and Logic, each of which exhibit different levels of cyclicality. Trends in our end markets may be affected by a number of factors, including business conditions in their respective markets (or in the economy generally), consumer confidence, competition, and changing consumer demand. Decreased demand in the end-markets of any of our customers could cause our customers to reduce their purchases of our systems, which could have a material adverse effect on our business, financial condition and results of operations.
Our business will suffer if we or the industry do not respond rapidly to commercial and technological changes in the semiconductor industry
The semiconductor manufacturing industry is subject to:

•	Rapid change towards more complex and expensive technologies;

•	Frequent new product introductions and existing product enhancements;

•	Evolving industry standards;

•	An increasing role of software and system architecture in IC production;

•	Changes in customer requirements, including a heightened importance in system predictable availability and productivity; and

•	Collaboration or cost sharing arrangements for research and development activities.

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Our success in developing new products and in enhancing our existing products depends on a variety of factors, including the successful management of our and our suppliers' R&D programs and the timely completion of product development and design relative to competitors. If we do not develop and introduce new and enhanced systems at competitive prices and on a timely basis, our customers will not integrate our systems into the planning and design of new production facilities and upgrades of existing facilities, which would have a material adverse effect on our business, financial condition and results of operations.
In particular, we are investing considerable financial and other resources to develop and introduce new products and product enhancements, such as immersion, EUV and Holistic Lithography. If we or our suppliers are unable to successfully develop and introduce these products and technologies, or if our customers do not fully adopt the new technologies, products or product enhancements due to a preference for more established or alternative new technologies and products, due to a failure of our products to meet their development roadmaps or for any other reason, this could result in customers continuing to use existing or alternative technology systems, and we may not recoup all of our investments in these technologies or products, which could have a material adverse effect on our business, financial condition and results of operations.
The success of EUV, which we believe is critical for keeping pace with Moore’s Law, which postulates that the number of transistors on a chip doubles approximately every 24 months at equivalent costs, remains dependent on continuing technical advances by us and our suppliers. These advances include, in particular, advances in technology related to the light source, source power, system availability, and scanner performance, without which EUV systems cannot achieve the productivity and yield required to economically justify the higher price of these systems. Other advances necessary for further development of EUV technology include, in particular, advances in high numerical aperture (High-NA). A delay in these technological advances could lead to a delay in the development of these systems or a delay in such systems meeting production requirements, which could discourage or result in much slower adoption of this EUV technology and could delay purchases of these systems. High-NA, in particular, which is a further extension of our EUV technology, requires significant resources for its development. If we are unsuccessful in developing High-NA or if industry adoption is delayed or not achieved, this could impact our business and we may be unable to recoup all investments we have made, which could have a material adverse effect on our results of operations. In addition, the introduction of alternative technologies or processes by our competitors that compete with EUV could discourage adoption of EUV technology.
In addition, our Holistic Lithography offering is focused on enhancing the performance of lithography systems, both in new fabrication development and in existing installed base solutions. Our success in Holistic Lithography depends upon a variety of factors including our ability to design and develop new applications, timely and efficient implementation of our services, product performance and effective direct field support. If we are not successful in developing, marketing and implementing new applications or enhancing our existing applications, our business may suffer.
If the technologies that we pursue to assist our customers in producing smaller and more efficient chips are not as effective as those developed by our competitors, or if our customers adopt new technological architectures that are less focused on other lithography products, this may adversely affect our business, financial condition and results of operations, and we would not recoup the significant investments we have made in EUV and Holistic Lithography.
Furthermore, our systems are complex and may not perform according to specifications or quality standards. The increasing complexity of our systems, particularly of EUV (including High-NA, when available), could lead to quality issues, which may result in additional expenses and may damage our reputation and reduce demand for our products, any of which could have a material adverse effect on our business, financial condition and results of operations. The increasing number of system upgrades as part of our offering also contributes to the risk of quality issues.
We maintain in inventory a certain amount of parts and components for system production and when we stop producing a particular model in favor of newer models, there is a risk that this inventory of parts and components may become obsolete, particularly as a result of the rapid pace of technological change. In such cases, we seek to use such parts and components in new systems, but in case we are not able to do so, this can result in impairments of inventory. Many of these parts and components are particularly expensive and may only be used in a single type of system.

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Cadence for the introduction of new systems is lengthening
Our lithography systems have become more complex and costly to develop and build, in particular with respect to our EUV systems, including the further enhancement of EUV technology with High-NA. In addition, some of our customers have experienced delays in implementing their product roadmaps, which has resulted in delayed demand of new systems. These factors resulted in longer development cycles and a longer transition period (or cadence) both for our new systems and industry-wide, increasing the risk of a slowing down of the overall transition period for new systems as predicted by Moore's Law. A lengthening of the cadence for new system purchases by our customers could result in a slower adoption of EUV or any other new technology as a result of delays in the development of new systems or a change in the customer's product roadmaps or investment outlook. As a result of a lengthening of the cadence, our customers have purchased and may continue to purchase existing technology systems rather than new leading-edge systems or may delay their investment in new systems to the extent that such investment is not economical or required given their product cycles. A lengthening of the cadence for the introduction of our new systems can also result in increased competition, as competitors may have more time to develop competing systems. In addition, longer cadence means we face increasing competition from manufacturers who produce systems with lower performance levels than our new systems, particularly with end-market customers who do not require smaller transistors. The change in cadence of our new systems could result in a decrease in the number of new systems or technology we sell in a given year, which could have a material adverse effect on our business, financial condition and results of operations.
Industry adoption of EUV technology for high volume production may be delayed
EUV represents the next-generation lithography technology for ASML, and we have made significant investments, including our 2013 acquisition of Cymer and our intended investment in Carl Zeiss SMT, to develop EUV technology. To date, we have only sold a limited number of EUV systems. There are a number of development milestones to be met with respect to EUV systems for high volume production. There are a number of factors that may inhibit or delay industry adoption of our EUV systems for high volume production, including those set forth in this Risk Factors section. Any delay in industry adoption of our EUV systems for high volume production could have a material adverse effect on our business, financial condition and results of operations. In addition, for our EUV systems which we sell as part of our commercial sales, we defer a portion of the revenues pending completion of performance milestones agreed with the customer, so to the extent that our systems fail to meet these milestones, our revenues and profitability in certain periods may be lower.
We face intense competition
The semiconductor equipment industry is highly competitive. The principal elements of competition in our market are:

•	The technical performance characteristics of a lithography system;

•	The cost of ownership of lithography systems based on purchase price, maintenance costs, availability, productivity, and customer service and support costs;

•	The exchange rate of the euro against the functional currency of our competitors and our customers, particularly against the Japanese yen;

•	The strength and breadth of our portfolio of patents and other intellectual property rights; and

•	Our customers’ desire to obtain lithography equipment from more than one supplier.
Our competitiveness depends upon our ability to develop new and enhanced semiconductor equipment, related applications and services that are competitively priced and introduced on a timely basis, as well as our ability to protect and defend our intellectual property rights. See Note 11 and Note 25 to the Consolidated Financial Statements.
We compete primarily with Nikon and Canon in respect of systems. Each of Nikon and Canon has substantial financial resources and broad patent portfolios. Each continues to introduce new products with improved price and performance characteristics that compete directly with our products, which may cause a decline in our sales or a loss of market acceptance for our lithography systems. In particular, we have experienced increased competition from Nikon and Canon in existing technologies such as TWINSCAN XT systems, where end-market demand has increased. In addition, adverse market conditions, industry overcapacity or a decrease in the value of the Japanese yen in relation to the euro or the US dollar, could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and lower sales which could have a material adverse effect on our business, financial condition and results of operations. We also face the risk of a decline in sales if our products and services do not meet our customers' standards, which could result in decline in demand from or loss of such customers.
We also compete with providers of software applications that support or enhance complex patterning solutions, including lithography, such as KLA-Tencor Corporation. These applications effectively compete with our Holistic Lithography offering, which has become an increasingly significant part of our business. The competition we face in our applications business may be higher than for our systems, as there are more competitors and potential competitors in this market and such competitors may have greater financial resources and more experience in this market than us. In addition to competitors in lithography, we may face competition with respect to alternative technologies. If we fail to keep pace with Moore’s Law or in the event the delivery of new technology is delayed, our customers may opt for other solutions in IC manufacturing as a substitute for purchasing our products.

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In addition, the lengthening of the cadence for the introduction of our new systems can also result in increased competition, as competitors may have more time to develop competing systems. In addition, longer cadence means we face increasing competition from manufacturers who produce systems with lower performance levels than our new systems, particularly with end-market customers who do not require smaller transistors.
Furthermore, a number of business combinations and strategic partnerships among our customers and research partners in the semiconductor industry have occurred, and more could occur in the future. Consolidation among our customers and research partners could affect industry dynamics and could adversely affect our business and margins, which could have a material adverse effect on our business, financial condition and results of operations.
Governmental, legal and compliance risks
Failure to adequately protect the intellectual property rights upon which we depend could harm our business
We rely on intellectual property rights such as patents, copyrights and trade secrets to protect our proprietary technology and applications. However, we face the risk that such measures could prove to be inadequate because:

•	Intellectual property laws may not sufficiently support our proprietary rights or may change in the future in a manner adverse to us;

•	Patent rights may not be granted or interpreted as we expect;

•	Patents will expire which may result in key technology becoming widely available that may hurt our competitive position;

•	The steps we take to prevent misappropriation or infringement of our proprietary rights may not be successful; and

•	Third parties may be able to develop or obtain patents for broadly similar or similar competing technology.
In addition, legal proceedings may be necessary to enforce our intellectual property rights, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement. Any such proceedings may result in substantial costs and diversion of management resources, and, if decided unfavorably to us, could have a material adverse effect on our business, financial condition and results of operations.
Defending against intellectual property claims brought by others could harm our business
In the course of our business, we are subject to claims by third parties alleging that our products or processes infringe upon their intellectual property rights. If successful, such claims could limit or prohibit us from developing our technology and manufacturing our products, which could have a material adverse effect on our business, financial condition and results of operations.
In addition, our customers may be subject to claims of infringement from third parties, alleging that our products used by such customers in the manufacturing of semiconductor products and/or the processes relating to the use of our products infringe one or more patents issued to such third parties. If such claims were successful, we could be required to indemnify customers for some or all of any losses incurred or damages assessed against them as a result of such infringement, which could have a material adverse effect on our business, financial condition and results of operations.
We also may incur substantial licensing or settlement costs, which although potentially strengthening or expanding our intellectual property rights or limiting our exposure to intellectual property claims of third parties, may have a material adverse effect on our business, financial condition and results of operations.
From late 2001 through 2004, ASML was a party to a series of civil litigation and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents generally relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices, and payments to Nikon by ASML. Under the Nikon Cross-License Agreement, ASML and Nikon granted to each other a non-exclusive license for use in the manufacture, sale, and use of lithography equipment, under their respective patents.  The license granted relating to many of the patents of each party was perpetual, but the license relating to certain other of the patents expired at the end of 2009.  Each party had the right to select a limited number of the other party's patents where the license for such patents expired in 2009 to be subject to a permanent covenant not to sue in respect of patent infringement claims. In October 2016, the Patent Selection was completed.
In addition, the Nikon Cross-License Agreement provided that following the termination of some of the licenses granted in the Nikon Cross-License Agreement on December 31, 2009, there would be a standstill period during which the parties agreed not to bring patent infringement suits against each other.  This standstill period ran from January 1, 2010 through December 31, 2014. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products including optical components. For more information on the Nikon Cross-License Agreement, see Note 25.
Accordingly, from January 1, 2015, both Nikon and we are no longer prohibited under the agreement from bringing claims against each other on the basis of infringement of patents subject to the Nikon Cross-License Agreement, other than perpetually licensed patents. In addition, as described above, the Patent Selection was completed in October 2016. Therefore, there is now a defined group of patents owned by each party for which the license granted to the other party has expired.

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If Nikon files suit against us alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Similarly, if we file suit against Nikon alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Patent litigation is complex and may extend for a protracted period of time, giving rise to the potential for both substantial costs and diverting the attention of key management and technical personnel. Potential adverse outcomes from patent litigation may include, without limitation, payment of significant monetary damages, injunctive relief prohibiting the sale of products, and/or settlement involving significant costs to be paid by us, any of which may have a material adverse effect on our business, financial condition and/or results of operations. We are unable to predict at this time whether any such patent suit will in fact materialize, or, if so, what its outcome might be.
We are subject to risks in our international operations
The majority of our sales are made to customers outside EMEA, see Note 28 to our Consolidated Financial Statements. There are a number of risks inherent in doing business in some of those regions:

•	Potentially adverse tax consequences;

•	Unfavorable political or economic environments;

•	Unexpected legal or regulatory changes;

•	An inability to effectively protect intellectual property; and

•	Adverse effects of foreign currency fluctuations.
If we are unable to manage successfully the risks inherent in our international activities, our business, financial condition and results of operations could be materially and adversely affected.
In particular, 30.7 percent of our 2016 net sales and 24.7 percent of our 2015 net sales were derived from customers in Taiwan. Taiwan has a unique international political status. The People’s Republic of China asserts sovereignty over Taiwan and does not recognize the legitimacy of the Taiwanese government. Changes in relations between Taiwan and the People’s Republic of China, Taiwanese government policies and other factors affecting Taiwan’s political, economic or social environment could have a material adverse effect on our business, financial condition and results of operations. In addition, HMI, which we have acquired, is located in Taiwan, and as a result, the risks we face as a result of doing business in Taiwan will increase. Furthermore, certain of our manufacturing facilities as well as customers are located in South Korea. In particular, 23.3 percent of our 2016 net sales and 31.4 percent of our 2015 net sales were derived from customers in South Korea. There are tensions between the Republic of South Korea and the Democratic People’s Republic of Korea (North Korea) since the division of the Korean Peninsula following World War II. The worsening of relations between those two countries or the outbreak of war on the Korean Peninsula could have a material adverse effect on our business, financial condition or results of operations.
In addition, the installation and servicing of our products requires us to travel to our customers’ premises. Natural disasters could affect our ability to do so. For example, the Taiwanese earthquake in 2016 resulted in the disruption of our installation and servicing of systems for our customers in Taiwan. Natural disasters in areas where our customers are located could prevent or disrupt the installation or servicing of our systems. In addition, we have customers located in Israel. If the geopolitical environment prevents travel to Israel, it could result in the disruption of our installation and servicing of systems for our customers.
Lastly, if there is a pandemic outbreak located near any of our customers, it could result in the disruption of our installation and servicing of systems for our customers near the outbreak. Therefore, if there is a natural disaster, geopolitical conflict or pandemic that prevents our ability to travel to our customers’ premises, our business, financial condition and results of operations may be materially adversely effected.
Because of labor laws and practices, any workforce reductions that we may seek to implement in order to reduce costs company-wide may be delayed or suspended
The semiconductor market is highly cyclical and as a consequence we may need to implement workforce reductions in case of a downturn, in order to adapt to such market changes. In accordance with labor laws and practices applicable in the jurisdictions in which we operate, a reduction of any significance may be subject to formal procedures that can delay or may result in the modification of our planned workforce reductions. For example, ASML Netherlands B.V., our operating subsidiary in the Netherlands, has a Works Council, as required by Dutch law. If the Works Council renders contrary advice in connection with a proposed workforce reduction in the Netherlands, but we nonetheless determine to proceed, we must temporarily suspend any action while the Works Council determines whether to appeal to the Enterprise Chamber of the Amsterdam Court of Appeal. This appeal process can cause a delay of several months and may require us to address any procedural inadequacies identified by the Court in the way we reached our decision. Such delays could impair our ability to reduce costs company-wide to levels comparable to those of our competitors.
Changes in taxation could affect our future profitability
We are subject to income taxes in the Netherlands and numerous other jurisdictions. Our effective tax rate has fluctuated in the past and may fluctuate in the future.

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Changes in tax legislation in the countries where we operate can affect our effective tax rate. For example, the OECD has recently embarked on a project to propose measures against so called BEPS, which the OECD describes as tax planning strategies that exploit gaps and mismatches in tax rules to reduce overall corporate tax. In October 2015, the OECD published 15 reports on various BEPS topics. These reports introduced new tax concepts which has resulted, and is expected to result, in substantial changes to tax legislation in the countries in which ASML operates.
In particular, one of the OECD BEPS reports introduces minimum requirements for Patent Box Regimes. In 2007, a Patent Box Regime was introduced in The Netherlands, which provides that income generated from qualifying innovative activities is effectively taxed at a beneficial tax rate of currently 5% rather than the Dutch statutory tax rate of 25%. The Patent Box Regime is called Innovation Box in The Netherlands legislation. A portion of our earnings currently qualifies for beneficial tax treatment under the Dutch Innovation Box. To align the Dutch Patent Box Regime with the OECD reports, on September 20, 2016, proposed laws were published pertaining to Innovation Box. This proposal has not been adopted by either of the two chambers of the Dutch Parliament and is therefore not final. Changes in Dutch tax laws to comply with the OECD BEPS report may reduce ASML’s current benefits under the Dutch Innovation Box from January 1, 2017 onwards.
Changes to tax legislation of jurisdictions ASML operates in may adversely impact ASML’s tax position and consequently our net income. In addition, jurisdictions levy corporate income tax at different rates. The distribution of our systems sales over the various jurisdictions in which we operate may vary from year to year, resulting in a different mix of corporate income tax rates applicable to our profits, which can affect the world wide effective tax rate for ASML.
Operational risks
The number of systems we can produce is limited by our dependence on a limited number of suppliers of key components
We rely on outside vendors for components and subassemblies used in our systems including the design thereof, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, reduced control over pricing and the risk of untimely delivery of these components and subassemblies.
The number of lithography systems we are able to produce may be limited by the production capacity of Carl Zeiss SMT. Carl Zeiss SMT is our single supplier of lenses, mirrors, illuminators, collectors and other critical optical components (which we refer to as optics). If Carl Zeiss SMT is unable to maintain and increase production levels or if we are unable to maintain our business relationship with Carl Zeiss SMT in the future we could be unable to fulfill orders, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations. If Carl Zeiss SMT is to terminate its relationship with us or if Carl Zeiss SMT is unable to maintain production of optics over a prolonged period, we would effectively cease to be able to conduct our business. See "Management Board Report - Manufacturing, Logistics and Suppliers".In addition to Carl Zeiss SMT’s current position as a supplier of optics, a number of other critical components such as drive lasers included in our CO2 lasers used in our EUV systems are available from only a limited number of suppliers. We have recently agreed to acquire a 24.9% stake in Carl Zeiss SMT. This acquisition is not yet complete and is subject to conditions. In addition, while we will have certain rights in the governance of Carl Zeiss SMT as a result of our intended acquisition of the 24.9% stake, we will not control Carl Zeiss SMT, so we continue to face the risks described above with respect to Carl Zeiss SMT, notwithstanding our recent agreement to acquire this interest in Carl Zeiss SMT. See “We have made a significant investment in Carl Zeiss SMT, but we will not control Carl Zeiss SMT and may not achieve expected benefits of this transaction.”
Designing and manufacturing some of these components and subassemblies that we use in our manufacturing processes is an extremely complex process and could result in delays by our suppliers. Lead-times in obtaining components have increased as our products have become more complex, and our failure to adequately predict demand for our systems or any delays in the shipment of components can result in insufficient supply of components or, conversely, excess inventory or limiting our capabilities to react fast to changing market conditions. A prolonged inability to obtain adequate deliveries of components or subassemblies, or any other circumstance that requires us to seek alternative sources of supply, could significantly hinder our ability to deliver our products in a timely manner, which could damage relationships with current and prospective customers and have a material adverse effect on our business, financial condition and results of operations.
In addition, as we develop new technologies, such as EUV, this requires our suppliers to participate in the development process so that the components they supply will meet the requirements of our development roadmap, and this may require significant R&D spending and investment on the part of our suppliers, particularly with the long lead-time required for EUV components. If our suppliers are unable to meet our technological and supply demands in line with our development roadmap, this may delay the development and introduction of new products. In addition, our suppliers may not have or may not be willing to spend sufficient financial resources to make the necessary R&D expenditures and investments to enable them (and therefore us) to maintain their development roadmaps and ultimately meet our supply demands. In this case, we may co-invest with our suppliers to continue the R&D required to continue development roadmaps. A failure to obtain adequate supplies of components and other product inputs could lead us to acquire a supplier, which may be costly and involve risks associated with acquisitions.

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The time window for new product introduction is short and is accompanied by potential design and production delays and by significant costs
The development and initial production, installation and enhancement of the systems we produce is often accompanied by design and production delays and related costs of a nature typically associated with the introduction and transition to full-scale manufacturing of complex capital equipment. While we expect and plan for a corresponding learning-curve effect in our product development cycle, we cannot predict with precision the time and expense required to overcome these initial problems and to ensure full performance to specifications. Moreover, we anticipate that this learning-curve effect will continue to present increasingly difficult challenges with each new generation of our products as a result of increasing technological complexity. In particular, the development of an EUV volume production system is dependent on, and subject to the successful implementation of, among other things, technology related to the light source, source power, system availability, scanner performance and other technologies specific to EUV. There is a risk that we may not be able to introduce or bring to full-scale production new products as quickly as we anticipate in our product introduction plans, which could have a material adverse effect on our business, financial condition and results of operations.
As a result of the increased time required to introduce new technologies capable of full-scale production, in particular with respect to EUV, we offer customers the ability to upgrade these systems in order for the market to accept new technology enhancements and an increasing number of customers have opted for such upgrades. System upgrades can be complex and result in system downtime costs and quality issues, which could negatively impact our business, financial condition and results of operations.
We are also dependent on our suppliers to maintain their development roadmaps to enable us to introduce new technologies on a timely basis, and if they are unable to keep pace whether due to technological factors, lack of financial resources or otherwise, this could prevent us from meeting our development roadmaps.
Additionally, in connection with our EUV production, we have made advanced payments to suppliers that we may not recoup if we do not reach expected EUV sales levels in the future. We may make similar advance payments (or other investments in our suppliers) to suppliers in connection with EUV or other technologies we develop, and we may not recoup those advanced payments or other investments (e.g. if expected sales are not met). See Note 14 to our Consolidated Financial Statements.
As lithography technologies become more complex, the success of our R&D programs becomes more uncertain, while their cost rises
Our lithography systems have become increasingly complex, and accordingly, the costs to develop new products and technologies have increased, and we expect such costs to continue to increase. This increase in costs requires us to continue obtaining sufficient funding for our R&D programs. For example, we obtained partial funding for our EUV R&D program through the CCIP. We may however, be unable to obtain this type of funding from customers in the future, or our customers may not show sufficient support for a particular technological development, which could lead us to delay or reduce investments in the R&D programs related to such development, in which case we may be unable or we may determine not to fund R&D investments necessary to maintain our technological leadership. The increasing complexity of new technologies, which leads to increasing cost of R&D programs for new technologies, also increases the risk that a new product or technology may not be successful.
Furthermore, as the innovation cycle becomes more complex, developing new technology, including EUV technology, requires increased R&D investments by our suppliers in order to meet the technology demands of us and our customers. Our suppliers may not have, or may not be willing to invest in, the resources necessary to continue the development of the new technologies to the extent such investments are necessary, which may result in our contributing funds to such R&D programs or limiting the R&D investments that we can undertake. For example, in connection with our intended acquisition of a 24.9% stake in Carl Zeiss SMT, we have agreed to make significant investments in Carl Zeiss SMT to fund programs for the development of High-NA. There is no assurance that these investments will be sufficient to meet development timetables or that we will recoup the benefits of these investments.
EUV is highly complex and remains under development
EUV technology is highly complex and further improvements in EUV technology are required for volume, production and shipment of EUV systems, including improvements in predictable availability and source power (which we refer to as industrialization of EUV). Such improvements will require further investment by us, our suppliers and our customers. In addition, the improvements in EUV required for EUV industrialization are dependent on technological developments by our suppliers, partners, including Zeiss, and customers. If our suppliers and partners do not advance the development and adoption of our EUV systems or if our customers do not develop the required manufacturing sites to accommodate our EUV systems, this could lead to an extension of the timeline of EUV development, which could have a material adverse effect on our business, financial condition and results of operations.
A disruption in our information technology systems, including incidents related to cyber security, could adversely affect our business operations
We rely on the accuracy, availability and security of our information technology systems. Despite the measures that we have implemented, including those related to cyber security, our systems could be breached or damaged by computer viruses and systems attacks, natural or man-made incidents, disasters or unauthorized physical or electronic access.

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From time to time we experience cyber security attacks on our information technology systems, these attacks are increasing and becoming more sophisticated, and may be perpetrated by computer hackers, cyber terrorists or other corporate espionage. These attacks include malicious software (malware), attempts to gain unauthorized access to data, and other electronic security breaches of our information technology systems as well as the information technology systems of our suppliers, customers and other service providers that have led and could lead to disruptions in critical systems, unauthorized release of confidential or otherwise protected information (including confidential information relating to our customers, employees and suppliers), and corruption of data. To date, none of the attacks we have experienced has materially impacted our business or operations. Nevertheless, any system failure, accident or security breach could result in business disruption, theft of our intellectual property, trade secrets (including our proprietary technology), unauthorized access to, or disclosure of, customer, personnel or supplier information, or corruption of our data and of our systems.
Moreover, there can be no assurance that such measures we have implemented will be sufficient to prevent a system failure, accident or security breach from occurring. To the extent that our business is interrupted or data or proprietary technology or customer data is lost, destroyed or inappropriately used or disclosed, this could adversely affect our competitive position, relationships with customers, employees and suppliers and therefore our business, financial condition and results of operations. In addition, we may be required to incur significant costs to protect against or repair the damage caused by these disruptions or security breaches in the future.
In addition, from time to time, we implement updates to our information technology systems and software, which can disrupt or shutdown our information technology systems. We may not be able to successfully integrate and launch these new systems as planned without disruption to our operations. Information technology system disruptions, if not anticipated and appropriately mitigated, could have a material adverse effect on our operations.
We are dependent on the continued operation of a limited number of manufacturing facilities
All of our manufacturing activities, including subassembly, final assembly and system testing, take place in cleanroom facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both in the United States, in Pyeongtaek, South-Korea, in Beijing, China and in Linkou and Tainan, Taiwan. These facilities may be subject to disruption for a variety of reasons, including work stoppages, fire, energy shortages, flooding or other natural disasters. We cannot ensure that alternative production capacity would be available if a major disruption were to occur or that, if such capacity was available, it could be obtained on favorable terms. Such a disruption could have a material adverse effect on our business, financial condition and results of operations. In addition, some of our key suppliers, including Zeiss, have a limited number of manufacturing facilities, the disruption of which may significantly and adversely affect our production capacity.
We may be unable to make desirable acquisitions or to integrate successfully any businesses we acquire
Our future success may depend in part on the acquisition of businesses or technologies intended to complement, enhance or expand our current business or products or that might otherwise offer us growth opportunities. Our ability to complete such transactions may be hindered by a number of factors, including potential difficulties in obtaining government approvals.
On November 22, 2016, we acquired all of the outstanding shares of HMI, a supplier of pattern verification systems used for advanced semiconductor devices. We expect that the acquisition of HMI will enhance our holistic lithographic portfolio. However, achieving the benefits of the acquisition will depend in part on the integration of our operations and employees with those of HMI in a timely and efficient manner, and if we fail to do so, this may result in a delay in the benefits expected from the HMI acquisition. There can be no assurance that HMI will successfully execute its product roadmaps, will be successfully integrated in our business or that any of the anticipated benefits will be realized.
Any acquisition that we do make would pose risks related to the integration of the new business or technology with our business. We cannot be certain that we will be able to achieve the benefits we expect from a particular acquisition or investment. Acquisitions may also strain our managerial and operational resources, as the challenge of managing new operations may divert our management from day-to-day operations of our existing business. Our business, financial condition and results of operations may be materially and adversely affected if we fail to coordinate our resources effectively to manage both our existing operations and any businesses we acquire.
In addition, in connection with acquisitions, anti-trust regulators may impose conditions on us, including requirements to divest assets or other conditions that could make it difficult for us to integrate the businesses that we acquire. For example, in connection with the Cymer acquisition we have agreed to maintain Cymer Light Sources as a stand-alone business. Furthermore, as the industry is becoming more consolidated, anti-trust clearances may become harder to obtain, which could inhibit future desired acquisitions.
We may also face challenges with integrating any business we acquire into our organization.
As a result of acquisitions, we have recorded, and may continue to record, a significant amount of goodwill and other intangible assets. Under current accounting guidelines, we must assess, at least annually and potentially more frequently, whether the value of goodwill and other intangible assets has been impaired. Any reduction or impairment of the value of goodwill or other intangible assets will result in additional charges against earnings, which could materially reduce our reported results of operations in future periods.

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We have made a significant investment in Carl Zeiss SMT, but we will not control Carl Zeiss SMT and may not achieve expected benefits of this transaction
In November 2016, we announced that we have agreed to acquire a 24.9% interest in Carl Zeiss SMT for EUR 1 billion. This acquisition is expected to complete in the second quarter of 2017, but completion is subject to conditions, including regulatory clearances, and there is no guarantee that we will receive such clearances.
We will have certain governance rights with respect to Carl Zeiss SMT, but Zeiss, with a 75.1% interest in Carl Zeiss SMT, will continue to control most aspects of the operations of Carl Zeiss SMT. Therefore, we may not be able to influence the business of Carl Zeiss SMT in a manner that is optimal for ASML. Disputes between ASML and Zeiss as to the governance of Carl Zeiss SMT could result in a loss of the benefits of this transaction and could harm our relationship with Zeiss, a critical supplier.
In addition, we have agreed to invest EUR 760 million (over a period of 6 years) in Carl Zeiss SMT for R&D, capital expenditures and other supply chain investments in respect of High NA for projects relating to EUV optics, to enable Carl Zeiss SMT to produce optical components enabling High-NA. These R&D, capital expenditures and other supply chain investments may not produce the desired results, and this may adversely affect the development of High-NA technology, an important extension of EUV, which may have a material adverse effect on our business, financial condition and results of operations. In addition, as a result of this intended acquisition, we will record our interest in Carl Zeiss SMT as an equity investment. Under current accounting guidelines, we must assess each reporting period whether there is any indication that this equity investment has been impaired. Any reduction or impairment of the value of this investment made will result in additional charges against earnings, which could materially reduce our reported results of operations in future periods.
Our business and future success depend on our ability to attract and retain a sufficient number of adequately educated and skilled employees
Our business and future success significantly depends upon our employees, including a large number of highly qualified professionals, as well as our ability to attract and retain employees. Competition for such personnel is intense, and we may not be able to continue to attract and retain such personnel. Our R&D programs require a significant number of qualified employees. If we are unable to attract sufficient numbers of qualified employees, this could affect our ability to conduct our research and development programs on a timely basis, which could adversely affect our business, financial condition and results of operations.
In addition, if we lose key employees or officers to retirement, illness or otherwise, particularly a number of our highly qualified professionals and/or senior management, we may not be able to timely find a suitable replacement. Moreover, as a result of the uniqueness and complexity of our technology, qualified engineers capable of working on our systems are scarce and generally not available (e.g. from other industries or companies). As a result, we must educate and train our employees to work on our systems. Therefore, a loss of a number of key professionals and/or senior management can be disruptive, costly and time consuming. Our R&D activities with respect to new technology systems such as EUV and our service activities have increased our need for qualified personnel. Competition for qualified personnel is significant in the area surrounding our headquarters in Veldhoven, the Netherlands and in the other regions where our facilities are located, where a number of high technology companies are located.
Furthermore, the increasing complexity of our products results in a longer learning-curve for new and existing employees and suppliers leading to an inability to decrease cycle times and may result in the incurrence of significant additional costs.
Our suppliers face similar risks in attracting qualified employees, including attracting employees in connection with R&D programs that will support our R&D programs and technology developments. To the extent that our suppliers are unable to attract qualified employees, this could adversely affect our business, financial condition and results of operations.
Hazardous substances are used in the production and operation of our systems and failure to comply with applicable regulations or failure to implement appropriate practices for customer and employee environment, health and safety could subject us to significant liabilities
Hazardous substances are used in the production and operation of our lithography systems, which subjects us to a variety of governmental regulations relating to environmental protection and employee and product health and safety, including the transport, use, storage, discharge, handling, emission, generation, and disposal of toxic or other hazardous substances. In addition, operating our machines (which use lasers and other potentially hazardous systems) is dangerous and can result in injury. The failure to comply with current or future regulations could result in substantial fines being imposed on us or other adverse consequences. Additionally, our products have become increasingly complex. The increasing complexity requires us to invest in continued risk assessments and development of appropriate preventative and protective measures for health and safety for both our employees (in connection with the production and installation of our systems) and our customers’ employees (in connection with the operation of our systems). There can be no assurance that the health and safety practices we develop will be adequate to mitigate all health and safety risks. Failing to comply with applicable regulations or the failure of our implemented practices for customer and employee health and safety could subject us to significant liabilities, which could have a material adverse effect on our business, financial condition and results of operations.

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Financial risks
A high percentage of net sales is derived from a few customers
Historically, we have sold a substantial number of lithography systems to a limited number of customers. We expect customer concentration to increase because of continuing consolidation in the semiconductor manufacturing industry. In addition, although Holistic Lithography constitutes an increasing portion of our revenue, a significant portion of those customers are the same customers as those of our systems. Consequently, while the identity of our largest customers may vary from year to year, sales may remain concentrated among relatively few customers in any particular year. In 2016, recognized net sales to our largest customer accounted for EUR 1,646.2 million, or 24.2 percent of net sales, compared with EUR 1,633.6 million, or 26.0 percent of net sales, in 2015. The loss of any significant customer or any significant reduction in orders by a significant customer may have a material adverse effect on our business, financial condition and results of operations.
Additionally, as a result of our limited number of customers, credit risk on our receivables is concentrated. Our three largest customers (based on net sales) accounted for EUR 655.3 million, or 51.8 percent of accounts receivable and finance receivables on December 31, 2016, compared with EUR 704.1 million, or 58.3 percent on December 31, 2015.
As a result of the foregoing risks, business failure or insolvency of one of our main customers may have a material adverse effect on our business, financial condition and results of operations.
Fluctuations in foreign exchange rates could harm our results of operations
We are exposed to currency risks. We are particularly exposed to fluctuations in the exchange rates between the US dollar, Japanese yen and the euro, as we incur costs of sales predominantly in euros with portions of our net sales and cost of sales also denominated in US dollars.
In addition, a portion of our sales and costs are denominated in US and Taiwanese dollars, particularly following our acquisitions of Cymer in 2013 and HMI in 2016, and a small portion of our operating results are denominated in currencies other than the euro and the US or Taiwanese dollar. Our Financial Statements are expressed in euros. Accordingly, our results of operations are exposed to fluctuations in exchange rates between the euro and such other currencies, and changes in currency exchange rates can result in losses in our Financial Statements. In general, our customers generally run their businesses in US dollars and therefore a weakening of the US dollar against the euro might impact the ability or desire of our customers to purchase our products.
Furthermore, a strengthening of the euro particularly against the Japanese yen could further intensify price-based competition in those regions that account for the majority of our sales, resulting in lower prices and margins and a material adverse effect on our business, financial condition and results of operations.
Risks related to our ordinary shares
We may not declare cash dividends and conduct share buyback programs at all or in any particular amounts in any given year
We aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the SB, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. In addition, as part of our plan to return excess cash to shareholders, we conduct share buyback programs from time to time. The dividend proposal and amount of share buyback programs in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, the BoM may decide to propose not to pay a dividend or pay a lower dividend and may adjust the amount of share buyback programs with respect to any particular year in the future, which could have a negative effect on our share price.
Restrictions on shareholder rights may dilute voting power
Our Articles of Association provide that we are subject to the provisions of Dutch law applicable to large corporations, called "structuurregime". These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of our SB. As a result, holders of ordinary shares may have more difficulty in protecting their interests in the face of actions by members of our SB than if we were incorporated in the United States or another jurisdiction.
Our authorized share capital also includes a class of cumulative preference shares and we have granted Stichting Preferente Aandelen ASML, a Dutch foundation, an option to acquire, at their nominal value of EUR 0.09 per share, such cumulative preference shares. Exercise of the preference share option would effectively dilute the voting power of our outstanding ordinary shares by one-half, which may discourage or significantly impede a third party from acquiring a majority of our voting shares.
See "Corporate Governance Paragraph - II. Board of Management" and Note 19 to our Consolidated Financial Statements.

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Participating customers in our Customer Co-Investment Program together own a significant amount of our ordinary shares and their interests may not coincide with the interests of our other shareholders
In the CCIP, the Participating Customers, being Intel, Samsung and TSMC, through certain wholly-owned subsidiaries, acquired in aggregate 96,566,077 ASML shares, which represented 23% of our outstanding shares at that time. In the CCIP, all of the Participating Customers agreed to a lock-up arrangement with us which expired in the first half of 2015. As the lock-up has now expired, the Participating Customers are permitted to sell their shares. Based on publicly available information, all three of the Participating Customers are believed to have sold all or a portion of their holdings, although (based on public information) Intel remains a significant shareholder. The sale of a large number of shares by the Participating Customers, or the perception that such sales may occur, could have an adverse effect on the trading price of our shares.
See "Corporate Governance Paragraph - IV. Shareholders and General Meeting of Shareholders".
Additionally, the interests of the Participating Customers who continue to own ASML shares may not always coincide with the interests of other holders of our shares. The shares acquired by the Participating Customers are held by Dutch foundations which have issued depositary receipts in respect thereof and the Participating Customers may only vote those shares in General Meetings in exceptional circumstances. When such exceptional circumstances occur, the Participating Customers who continue to own ASML shares, and in particular Intel (due to the percentage of our shares that Intel owns), will be able to influence matters requiring approval by the General Meeting and may vote their ordinary shares in a way with which other shareholders may not agree.
Financial Risk Management
We are exposed to certain financial risks such as market risk (including foreign currency risk and interest rate risk), credit risk, liquidity risk and capital risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value.
See Note 6 to our Consolidated Financial Statements.
Markets
Memory chips
Memory chips can store a large amount of data in a very small area in electronic products like personal computers, tablets or smartphones. There are two main classes of Memory: DRAM and NAND. With NAND chips, information can be stored even when the device is powered off. DRAM memory is used to enhance the performance of the electronic product. These DRAM and NAND chips are made in dedicated Memory factories.
Logic chips
Logic chips process information in electronic devices. They are produced by two groups of manufacturers. The first group designs and manufactures Logic chips and is referred to as IDMs. The second group are contract manufacturers known as Foundries. Foundry manufacturers do not design chips, but produce chips for other companies.
Total net sales by end-use market for 2014 - 2016 for Memory, Foundry, IDM and net service and field option sales were divided as follows:

Year ended December 31	2014		2015		2016
(in millions)	EUR	% [1]	EUR	% [1]	EUR	% [1]
Memory	2,225.1	38.0%	2,115.0	33.6%	1,470.5	21.7%
Foundry	1,186.0	20.3%	1,608.1	25.6%	2,155.2	31.7%
IDM	831.7	14.2%	514.1	8.2%	945.4	13.9%
Net service and field option sales	1,613.5	27.5%	2,050.2	32.6%	2,223.7	32.7%
Total net sales	5,856.3		6,287.4		6,794.8

1.	As a percentage of total net sales.
Business Strategy
General
Our vision is to enable affordable microelectronics that improve the quality of life.
To achieve this, our mission is to invent, develop, manufacture and service advanced technology for high-tech lithography, metrology and software solutions for the semiconductor industry. ASML's guiding principle is continuing Moore's Law towards ever smaller, cheaper, more powerful and energy-efficient semiconductors. This results in increasingly powerful and capable electronics, with faster processing speeds, that enable the world to progress within a multitude of fields, including healthcare, technology, communications, energy, mobility, and entertainment. ASML creates economic value with strong financial results; social value by enhancing the welfare of our employees, suppliers and the communities we operate in; and environmental value by improving the energy efficiency of chips.

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We are a focused supplier of patterning products and services to IC manufacturers, providing high-performance hardware and software that allow our customers to increase the value and capability of their microchips, while reducing their cost. We work with a network of long-term partners to share the risk and reward of inventing, designing and manufacturing our high-end and market-leading technology. We set ourselves aggressive targets to get our innovations into the hands of our customers faster, while enhancing the value and reliability of our products with well-integrated software and services.
We have the following strategic objectives that we want to achieve for our stakeholders in the period from 2016 to 2021:

•
Employees: We want to secure long-term employability for our employees by offering them continuous professional and personal development. We need to equitably balance the company’s need for flexibility with our employees’ desire for long-term employment and security.

•
Suppliers: We need to create long-term relationships with our suppliers based on technological capability, reliability and transparency. We do this as we share with them both the risks and rewards of our business.

•
Customers: For our customers, we need to create customer value by enabling the continued shrinkage of integrated circuits. We need to deliver quality and help reduce total cost of ownership of both our systems and services.

•	Society: We aim to achieve our business objectives in a responsible manner, taking into account the economic, social and environmental impact of our activities.

•
Shareholders: For our investors, we need to improve our financial results and strive for profitability. We seek to meet targets for total net sales, gross margin, expenditure, cash conversion, and return on investment.

These are translated into five corporate priorities and several, more detailed, business priorities that guide our entire company.

•	Corporate Priority 1 - "Make it work": Execute the product and installed base services roadmap in EUV, DUV and Holistic Lithography.

•	Corporate Priority 2 - "Make it well": Deliver quality products and services that consistently meet or exceed the expectations as agreed with customers, reinforced by an ASML quality culture.

•	Corporate Priority 3 - "Make it together": Drive the patterning ecosystem with customers, suppliers and peers in target market segments.

•	Corporate Priority 4 - "Make it worth it": Improve return on investments for ASML and its stakeholders with a focus on cost of ownership and cost awareness.

•	Corporate Priority 5 - "Make us grow": Develop our people and processes to support the growth of the organization towards a EUR 11 billion company.
In addition to our corporate priorities, other strategic priorities are to proceed with the successful industrialization of EUV, secure DUV competitiveness, build a leadership position in patterning fidelity control and plan for the introduction of High-NA.
For more information about our corporate priorities, see our 2016 Integrated Report as published on our Website and which is incorporated in this Statutory Annual Report by reference.
Our Business Model
Our business model is derived from our "cost of ownership" concept which is based on the following principles:

•
Offering ongoing improvements of productivity, patterning, imaging, overlay and availability by introducing advanced technology based modular platforms, advanced applications and Holistic Lithography solutions outside the traditional lithography business, each resulting in lower costs or higher value per product for our customers;

•	Providing customer service that offers efficient installation and maintenance, superior support and training to optimize manufacturing processes of our customers;

•
Enhancing the capabilities of the installed base of our customers through ongoing field upgrades of productivity, patterning, imaging, overlay, availability and Holistic Lithography solutions, based on further technology developments;

•	Reducing the cycle time between a customer’s order of a system and the use of that system in volume production; and

•	Providing refurbishing services that effectively increase residual value by extending the life of equipment.
To be able to execute our business model we seek to:

•
Maintain appropriate levels of R&D to offer the most advanced technology suitable for following Moore’s Law, as well as achieving high-throughput and low-cost volume production at the earliest possible date;

•	Be able to attract, train, retain and motivate highly qualified, skilled and educated employees; and

•	Retain operational flexibility in R&D and manufacturing by reinforcing strategic alliances with world class partners, including outsourcing companies.
Profitability
Our long-term business and financial model targets an annual revenue opportunity (ASML and HMI combined) of around EUR 11 billion in 2020, thereby creating significant value for all stakeholders. Our roadmap to an annual revenue opportunity of EUR 11 billion is primarily based on organic growth. ASML continuously reviews its product roadmap and has, from time to time, made focused acquisitions to enhance the industrial value of its product offering. Based on such reviews and the assessment of clear potential product and value synergies, ASML may also entertain focused merger and acquisition activities in the future.

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Manufacturing, Logistics and Suppliers
The execution of our business model is supported by outsourcing production of a significant part of components and modules that comprise our lithography systems, working in partnership with suppliers from all over the world. Our manufacturing activities comprise subassembly and testing of certain modules and the final assembly and fine tuning/ testing of a complete system from components and modules that are manufactured to our specifications by third parties and by us. All of our manufacturing activities are performed in cleanroom facilities in Veldhoven, the Netherlands, in Wilton, Connecticut and in San Diego, California, both the US, in Beijing, China, in Linkou and Tainan, Taiwan and in Pyeongtaek, South Korea. We procure system components and subassemblies from single suppliers or a limited group of suppliers in order to ensure overall quality and on-time delivery. We jointly operate a strategy with suppliers known as "value sourcing", which is based on competitive performance. The essence of value sourcing is to maintain a supply base that is world class and globally competitive.
Value sourcing is intended to align the performance of our suppliers with our requirements on quality, logistics, technology, cost, and sustainability management.
Our value sourcing strategy is based on the following strategic principles:
• Maintaining long-term relationships with our suppliers;
• Sharing risks and rewards with our suppliers;
• Dual sourcing of knowledge, globally, together with our suppliers; and
• Single sourcing of products, where possible or required.
Carl Zeiss SMT is our single supplier, and we are their single customer, of optical components for lithography systems. Carl Zeiss SMT is capable of developing and producing these items only in limited numbers and only through the use of manufacturing and testing facilities in Oberkochen and Wetzlar, Germany. In 2016, 26.0 percent of our aggregate cost of system sales was purchased from Carl Zeiss SMT (2015: 25.4 percent).
Our relationship with Zeiss is structured as a strategic alliance pursuant to several agreements executed in 1997 and subsequent years. These agreements define a framework in all areas of our business relationship. The partnership between ASML and Zeiss is focused on continuous improvement of operational excellence. Pursuant to these agreements, ASML and Zeiss have agreed to continue their strategic alliance until either party provides at least three years notice of its intent to terminate.
On November 3, 2016 ASML and Zeiss announced that they agreed to strengthen their long-standing and successful partnership in the semiconductor lithography business. For further details, see "Management Board Report - About ASML".
In addition to Carl Zeiss SMT we also rely on other outside vendors for the components and subassemblies used in our systems and sources, each of which is obtained from a limited number of suppliers many of whom have almost exclusive competences in their respective industries.
We have a flexible labor model with a mix of fixed and flexible contracted labor throughout our departments and facilities in Veldhoven, the Netherlands. This reinforces our ability to adapt to semiconductor market cycles, including support for potential 24/7 production activities as needed.
Maximizing the flexibility of our technically-skilled workforce means we can shorten lead-times, adding value for customers. Flexibility also reduces our working capital requirements.
Organizational Structure
ASML Holding N.V. is a holding company that operates through its subsidiaries. Our major operating subsidiaries, each of which is ultimately wholly-owned by ASML Holding N.V., are ASML Netherlands B.V., ASML Systems B.V., ASML Hong Kong Ltd. and ASML US Inc.
See Note 27 to our Consolidated Financial Statements for a list of our main subsidiaries.

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ASML Operations Update on Key Performance Indicators
The following table presents the key performance indicators used by our BoM and senior management to regularly measure performance. The figures in the table below are based on US GAAP.

Year ended December 31	2015		2016
(in millions, unless otherwise indicated)	EUR	%[1]	EUR	%[1]

Sales
Total net sales	6,287.4		6,794.8
Increase in total net sales (%)	7.4		8.1
Net system sales	4,237.2		4,571.1
Net service and field option sales	2,050.2		2,223.7
Sales of systems (in units)	169		157
ASP of total system sales	25.1		29.1
ASP of new system sales	28.5		32.4
ASP of used system sales	5.1		4.0
Value of systems backlog [2]	3,184.3		3,961.3
Systems backlog (in units) [2]	79		83
ASP of systems backlog [2]	40.3		47.7
ASP of systems backlog (New) [2]	46.3		55.8
ASP of systems backlog (Used) [2]	3.2		4.1
Immersion systems recognized (in units) [3]	67		70
EUV systems recognized (in units)	1		4
Profitability
Gross profit	2,895.7	46.1	3,044.5	44.8
Income from operations	1,565.1	24.9	1,657.7	24.4
Net income	1,387.2	22.1	1,471.9	21.7
Liquidity
Cash and cash equivalents	2,458.7		2,906.9
Short-term investments	950.0		1,150.0
Net cash provided by operating activities	2,025.5		1,665.9
Free cash flow [4]	1,652.6		1,341.2

1.	As a percentage of total net sales.

2.	Our systems backlog includes all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B).

3.	Included in the total number of immersion systems recognized in 2016 are 46 units of our most advanced immersion technology NXT:1980 systems (2015: 7).

4.
Free cash flow is defined as net cash provided by operating activities minus purchase of property, plant and equipment (2016: EUR 316.3 million and 2015: EUR 371.8 million) and purchase of intangible assets (2016: EUR 8.4 million and 2015: EUR 1.1 million). We believe that free cash flow is an important liquidity metric, reflecting cash that is available for acquisitions, to repay debt and to return money to our shareholders by means of dividends and share buybacks. Property, plant and equipment and purchase of intangible assets are deducted from net cash provided by operating activities because these payments are necessary to support the maintenance and investments in our assets to maintain the current asset base. Free cash flow therefore provides an alternative measure (in addition to net cash provided by operating activities) for investors to assess our ability to generate cash from our business. For further details about purchase of property, plant and equipment and purchase of intangible assets see our US GAAP Consolidated Statements of Cash Flows as reported in our 2016 Annual Report on Form 20-F.

The Consolidated Financial Statements included in this Statutory Annual Report are based on IFRS-EU, therefore, the results of operations analysis set out in the remainder of this paragraph are based on IFRS-EU. For a more detailed explanation of the differences between US GAAP and IFRS-EU, we refer to pages 48 and 49.
Results of Operations
Set out below are our Consolidated Statement of Profit or Loss data for the two years ended December 31, 2015 and 2016:

Year ended December 31	2015	2016
(in millions)	EUR	EUR

Total net sales	6,287.4	6,794.8
Total cost of sales	(3,454.3)	(3,897.0)
Gross profit	2,833.1	2,897.8
Other income	83.2	93.8
Research and development costs	(710.2)	(718.8)
Selling, general and administrative costs	(345.3)	(374.6)
Operating income	1,860.8	1,898.2
Finance income (costs)	(4.7)	46.7
Income before income taxes	1,856.1	1,944.9
Income tax expense	(236.6)	(388.0)
Net income	1,619.5	1,556.9

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Total Net Sales and Gross Profit
The following table shows a summary of sales data, units sold, gross profit and ASP data for the years ended December 31, 2015 and 2016:

Year ended December 31	2015	2016
(in millions EUR, unless otherwise indicated)

Total net sales	6,287.4	6,794.8
Net system sales	4,237.2	4,571.1
Net service and field option sales	2,050.2	2,223.7
Total sales of systems (in units)	169	157
Total sales of new systems (in units)	144	139
Total sales of used systems (in units)	25	18
Gross profit as a percentage of total net sales	45.1	42.6
ASP of system sales	25.1	29.1
ASP of new system sales	28.5	32.4
ASP of used system sales	5.1	4.0

In 2016 we delivered record financial performance, with contributions from each of our wide range of product offerings, notably DUV and Holistic Lithography. It was also the year when the industry turned the corner on the introduction of EUV. We laid the foundation for further expansion of our pattern fidelity strategy with the acquisition of HMI. We strengthened our partnership with Zeiss by agreeing to acquire a minority stake in Carl Zeiss SMT to secure the extension of EUV beyond the next decade.
We shipped 46 TWINSCAN NXT:1980 systems in 2016, supporting the ramp of the 10 nm node as well as process development for the 7 nm foundry node. With the introduction of the NXT:1980, we have shortened the time to maturity, enabling a faster, more cost-effective node ramp. More customers are now recognizing the value of upgrading their existing NXT systems to the latest performance, which has supported our field upgrade sales. We also continue to support our XT and NXT systems with productivity upgrades and as part of the transition from planar to NAND, we have supported a large additional number of system relocations, helping customers to optimize their ramp plans.
Our fourth-generation EUV-system, the NXE:3350B, achieves an overlay of 1.0 nm, a 50% improvement over the NXE:3300B, and also features projection optics with a higher transmission, which means it generates higher throughput from a given EUV power source. In addition, the availability of systems in the field improved during 2016, with systems achieving a four-week availability of more than 80 percent regularly across the installed base; the best result was more than 90 percent over four weeks. Consistency of availability between systems and across sites still needs to be improved. EUV lithography met our 2016 productivity and availability targets. We achieved a productivity of more than 1,500 wafers per day, on a 3 day average in 2016 on an NXE:3350B system at a customer site.
Total net sales increased by 8.1 percent, driven by an increase in net system sales of 7.9 percent and an increase in net service and field option sales of 8.5 percent in 2016 compared to 2015. The increase in net system sales is mainly due to an increase in the number of EUV systems recognized in 2016 compared to 2015 (2016: 4 and 2015:1), which have a higher ASP than our DUV systems. The increase in net service and field option sales is mainly driven by an increase in the sales of productivity and focus upgrade packages.
The increase of the ASP of our new systems sold is due to a shift in the product mix of systems sold towards more high-end systems (e.g. more EUV and ArFi systems, less KrF systems) in 2016 compared to 2015.
Gross profit increased by EUR 64.7 million mainly due to a shift in the product mix of systems sold towards more high-end systems.
Gross profit as a percentage of total net sales decreased from 45.1 percent in 2015 to 42.6 percent in 2016 primarily driven by higher EUV system sales (which currently have a gross margin below the average of our DUV systems), partly offset by a shift in product mix of systems sold towards more high-end systems.
Other Income
Other income consists of contributions for R&D programs under the NRE funding arrangements from certain Participating Customers in the CCIP and amounted to EUR 93.8 million for 2016 (2015: EUR 83.2 million).

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Research and Development Costs
R&D investments of EUR 1,118.5 million (2015: EUR 1,080.5 million), are comprised of R&D costs (including net development costs not eligible for capitalization), net of credits, of EUR 718.8 million (2015: EUR 710.2 million) and capitalization of development expenditures of EUR 399.7 million (2015: EUR 370.3 million). Overall R&D investments for both 2016 and 2015 were primarily focused on programs supporting EUV, DUV immersion, and Holistic Lithography. In 2016, R&D activities mainly related to:

•	EUV - Further improving productivity, and supporting the design and industrialization of our NXE:3400B system including pellicle development.

•	DUV immersion - Focused on development of our next generation immersion platform, the NXT:2000i, as well as maturing the product introduction in the field of our NXT:1980 system.

•	Holistic Lithography - Further development of YieldStar, process window control and enlargement solutions.
Selling, General and Administrative Costs
SG&A costs increased by 8.5 percent mainly driven by HMI acquisition related expenses, an increase in the number of employees, and further impacted by exchange rate fluctuations, primarily related to our US operations.
Finance income (costs)
Finance income (costs) changed by EUR 51.4 million in 2016 compared to 2015. In addition, in 2016 we recognized EUR 55.2 million on foreign currency revaluations on transactions and balances relating to the HMI acquisition in Finance income (costs).
Income Taxes
The effective tax rate increased to 19.9 percent of income before income taxes in 2016 compared to 12.7 percent in 2015. The increase in the effective tax rate is mainly explained by a so-called bilateral advance pricing agreement between the US and Dutch tax authorities on an intergroup transfer of intellectual property rights. The remainder of the increase is due to a change in legislation. Prior to 2016, the RDA was a corporate income tax credit used for R&D activities. As of 2016, the RDA is converted into a wage tax benefit reducing R&D costs.
Net Income
Net income in 2016 amounted to EUR 1,556.9 million, or 22.9 percent of total net sales, representing EUR 3.66 basic net income per ordinary share, compared with net income in 2015 of EUR 1,619.5 million, or 25.8 percent of total net sales, representing EUR 3.76 basic net income per ordinary share.
Liquidity
Our cash and cash equivalents increased to EUR 2,906.9 million as of December 31, 2016 from EUR 2,458.7 million as of December 31, 2015 and our short-term investments increased to EUR 1,150.0 million as of December 31, 2016 from EUR 950.0 million as of December 31, 2015.
Our principal sources of liquidity consist of cash flows from operations, cash and cash equivalents as of December 31, 2016 of EUR 2,906.9 million, short-term investments as of December 31, 2016 of EUR 1,150.0 million and available credit facilities as of December 31, 2016 of EUR 700.0 million. Our goal is to remain an investment grade rated company and maintain a capital structure that supports this.
We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have good credit ratings and in money market funds that invest in high-rated short-term debt securities of financial institutions and governments. Our investments are denominated in euros and US dollar.
Our available credit facilities amount to EUR 700.0 million as of December 31, 2016 and as of December 31, 2015. No amounts were outstanding under these credit facilities at the end of 2016 and 2015. The amounts available at December 31, 2016 and 2015 consisted of one EUR 700.0 million committed revolving credit facility with a group of banks. In 2015, the terms and conditions of the facility were amended by, among other things, removing the financial covenant and by extending the maturity until 2020. In 2016, we exercised our extension option, extending the maturity date to 2021. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our credit rating.
In July 2016, we completed an offering of our EUR 500 million 0.625 percent senior notes due 2022, with interest payable annually on July 7. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on July 7, 2022.
Also in July 2016, we completed an offering of our EUR 1,000 million 1.375 percent senior notes due 2026, with interest payable annually on July 7. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on July 7, 2026.
In November 2016, we completed an offering of our EUR 750 million 1.625 percent senior notes due 2027, with interest payable annually on May 28. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on May 28, 2027.

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We have the following repayment obligations relating to our Eurobonds:

•	EUR 238.2 million in 2017;

•	EUR 500.0 million in 2022;

•	EUR 750.0 million in 2023;

•	EUR 1,000.0 million in 2026; and

•	EUR 750.0 million in 2027.
ASML seeks to ensure that our principal sources of liquidity will be sufficient to satisfy its liquidity requirements throughout every phase of the industry cycles.
Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our other sources of liquidity are sufficient to satisfy our current requirements, including our expected capital expenditures and repayment obligations in 2017. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayments.
See Notes 6, 18, 19, 20 and 21 to our Consolidated Financial Statements.
Trend Information
We expect that Moore’s Law will continue in the coming decade including industry fundamentals of a decline in cost per transistor. There is a strong demand for advanced ICs, supported by a value chain with means and incentive to support this. However, cost and process complexity of shrinking with multiple patterning together with new device structures and materials reshapes customer roadmaps, resulting in a continued need to improve DUV lithography performance while exploiting execution of agreed EUV targets for the future and complementing it with a portfolio of product options, enhancements and upgrade packages that support product stewardship and optimize the cost of ownership over the entire lifetime of our systems. It also results in zero tolerance for non-performance, driving improvement of quality and cost efficiency of our products and services.
We expect the following in the first-quarter of 2017:

•	Total net sales of approximately EUR 1.8 billion;

•
Shipment of our first NXE:3400B EUV system, for which we expect to record revenue in the third quarter of 2017, as this system will ship in a non-final configuration. Together with the five NXE:3350B systems already shipped before 2017, it will be used in our customers' factories for preparing the introduction of EUV into high volume manufacturing;

•	Net service and field option sales will be driven by continued demand for Holistic Lithography options, high value upgrades and our growing installed base; and

•	Other income of about EUR 23 million, which consists of contributions from the participants of the CCIP;
In Holistic Lithography, we successfully completed the acquisition of HMI in November 2016 and began the integration of HMI's e-beam systems into our Holistic Lithography portfolio.
The following table sets forth our systems backlog1 as of December 31, 2015 and 2016.

Year ended December 31	2015	2016
(in millions EUR, unless otherwise indicated)

New systems backlog (in units)	68	70
Used systems backlog (in units)	11	13
Total systems backlog (in units)	79	83
Value of new systems backlog	3,149.6	3,907.9
Value of used systems backlog	34.7	53.4
Total value of systems backlog	3,184.3	3,961.3
ASP of new systems backlog	46.3	55.8
ASP of used systems backlog	3.2	4.1
ASP of total systems backlog	40.3	47.7

1.	Our systems backlog includes all system sales orders for which written authorizations have been accepted (for EUV starting with the NXE:3350B).

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Outlook
Historically, orders have been subject to cancellation or delay by the customer. Due to possible customer changes in delivery schedules and to cancellation of orders, our systems backlog at any particular date is not necessarily indicative of actual sales for any succeeding period.
Logic chip manufacturers have built up capacity for the 10 nm node in 2016, and we also saw healthy demand from Memory manufacturers both for DRAM and NAND production. Together with solid growth in net service and field option sales. These trends are expected to continue into 2017.
Regarding EUV, we executed on the customer-aligned productivity and availability targets, which gave customers the confidence to place 13 orders in 2016, bringing our EUV backlog to 18 systems worth EUR 2.0 billion, or about half of the total backlog at December 31, 2016. These orders show that customers are committed to take EUV into production, and we expect that the first customers will start volume manufacturing with EUV at the 7 nm logic node and the mid-10 nm DRAM node. We are now moving to the next phase of EUV industrialization. We remain committed to deliver the performance requirements for customer volume manufacturing, while continuing to build up our manufacturing, supply chain and service capabilities.
Remuneration of the Supervisory Board
For details regarding the remuneration of the SB we refer to Note 30 to our Consolidated Financial Statements. Any changes to the remuneration of the members of the SB must be submitted to the General Meeting of Shareholders for approval.
Remuneration of the Board of Management
The remuneration of the individual members of the BoM is determined by the SB based on the advice of the RC. For more details regarding the remuneration of the BoM, we refer to the SB Report and Note 30 to our Consolidated Financial Statements.
Corporate Governance
ASML continuously monitors and assesses applicable Dutch, US, and other relevant corporate governance codes, rules, and regulations. ASML is subject to the Code, as ASML is registered in the Netherlands and is listed on Euronext Amsterdam. For more details we refer to the Corporate Governance Paragraph.
Directors' Responsibility Statement
The Directors' Responsibility Statement is included in this report on pages 50 and 51.
Integrated Report
Our Integrated Report combines information about our financial and non-financial performance, aiming to provide our stakeholders with a holistic view of how we create value. For more information about our corporate priorities, see our 2016 Integrated Report as published on our Website and which is incorporated in this Statutory Annual Report by reference.
Annual Report on Form 20-F and Statutory Annual Report
General
ASML prepares two sets of Financial Statements, one based on US GAAP and one based on Dutch law and IFRS-EU. By means of regulation 1606/2002, the European Commission has stipulated that all listed companies within the European Union member states are required to prepare their consolidated financial statements under IFRS-EU as from January 1, 2005.
The Consolidated Financial Statements included in this Statutory Annual Report are based on IFRS-EU. For internal and external reporting purposes, ASML follows US GAAP, which is ASML’s primary accounting standard for setting financial and operational performance targets.
ASML’s Annual Report on Form 20-F, which is based on US GAAP, may contain additional information next to its Statutory Annual Report. The Annual Report on Form 20-F, the US GAAP quarterly press releases (including summary US GAAP and IFRS-EU Consolidated Financial Statements), the Statutory Interim Report and the Statutory Annual Report are available on ASML's website. For the periods presented in this Statutory Annual Report, the main differences between IFRS-EU and US GAAP for ASML relate to the following:

Year ended December 31	2015	2016
(in millions)	EUR	EUR

Net income based on US GAAP	1,387.2	1,471.9
Development expenditures	244.7	190.6
Income taxes	(14.5)	(106.4)
Other	2.1	0.8
Net income based on IFRS-EU	1,619.5	1,556.9

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Development Expenditures
Under US GAAP, ASML applies ASC 730, "Research and Development". In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.
Under IFRS, ASML applies IAS 38, "Intangible Assets". In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.
Income Taxes
Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.
Under IFRS, ASML applies IAS 12, "Income Taxes". In accordance with IAS 12 unrealized net income resulting from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which deferred taxes must be recognized in consolidation. The deferred taxes are calculated based on the tax rate applicable in the purchaser’s tax jurisdiction.
2016 Statutory Interim Report
On July 20, 2016 we published our Statutory Interim Report for the six-month period ended July 3, 2016. This report includes Consolidated Condensed Interim Financial Statements prepared in accordance with IAS 34, an Interim Management Board Report and a Managing Directors' Statement. The Statutory Interim Report comprises regulated information within the meaning of the Dutch FMSA.
The Board of Management,
Veldhoven, February 7, 2017

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Directors' Responsibility Statement
Managing Directors' Statement (EU Transparency Directive)
The Board of Management hereby declares that, to the best of its knowledge, the Financial Statements prepared in accordance with IFRS-EU and Part 9 of Book 2 of the Dutch Civil Code provide a true and fair view of the assets, liabilities, financial position and profit or loss of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole and that the Statutory Annual Report includes a fair review concerning the position, as per the statement of financial position date, the development and performance of ASML Holding N.V. and the undertakings included in the consolidation taken as a whole, together with the principal risk and uncertainties that they face.
In Control Statement (Dutch Corporate Governance Code)
As the Board of Management of ASML Holding N.V., we hereby state that we are responsible for the design, implementation and operation of ASML's internal risk management and control systems. The purpose of these systems is to adequately and effectively manage the significant risks to which ASML is exposed. Such systems can never provide absolute assurance regarding achievement of corporate objectives, nor can they provide an absolute assurance that material errors, losses, fraud and the violation of laws or regulations will not occur.
ASML management has excluded HMI and its subsidiaries from its assessment of internal control over financial reporting as of December 31, 2016, as it was acquired on November 22, 2016. HMI and its subsidiaries are included in our consolidated financial statements as from the date of acquisition, and constituted 2.6% of consolidated total assets (excluding any purchase price allocation effect) and 0.4% of consolidated total net sales for the year ended December 31, 2016.
Financial Reporting Risks
We have an integrated approach to comply with our duties to managing risks and internal control for strategic/operational, financial reporting and legal & regulatory risks and we use various measures among which:

•	Monthly operational review meetings of the Board of Management with ASML’s senior management on financial performance and realization of operational objectives and responses to emerging issues;

•	Semi-annual financial planning meetings of the Board of Management with ASML’s senior management;

•	Monthly and quarterly financial reporting to the Board of Management and ASML’s senior management;

•
Letters of representation that are signed by ASML’s key senior management members on a semi-annual basis in which they confirm that for their responsible area based upon their knowledge (i) an effective system of internal controls and procedures is maintained and (ii) the financial reports fairly present the financial position, results and cash flows;

•	Assessments by ASML’s Disclosure Committee with respect to the timely review, disclosure, and evaluation of periodic (financial) reports;

•	Assessments by ASML’s Disclosure Committee with respect to internal controls in light of among others the requirements under the Sarbanes-Oxley Act and the Dutch Corporate Governance Code;

•	Discussions on management letters and audit reports provided by ASML's internal and external auditors within our Board of Management and Supervisory Board;

•	Quarterly review of key operational risk areas by the Corporate Risk Committee;

•	ASML's Code of Conduct and Business Principles, our guidelines on ethical business conduct;

•	ASML’s procedure for reporting issues with respect to the Code of Conduct, including complaints of a financial nature, the Reporting Procedure; and;

•	ASML’s Anti-Fraud Policy, which facilitates the development of controls which will aid in prevention, deterrence and detection of fraud against ASML.
We acknowledge the importance of internal control and risk management systems. Additionally, ASML is required to properly manage internal controls over financial reporting, per section 404 of the Sarbanes-Oxley Act of 2002. Under the supervision and with the participation of ASML’s CEO and CFO, ASML’s management conducts an annual evaluation of the effectiveness of ASML’s internal control over financial reporting based upon the framework in "Internal Control - Integrated Framework" (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Outcomes of the annual assessment, periodical updates, as well as significant changes and improvements, are regularly reported to and discussed with ASML’s Audit Committee and external auditors. The Audit Committee reports about these subjects to the Supervisory Board on a regular basis. In addition, once a year, the Board of Management discusses the effectiveness of this internal control framework with the Audit Committee and the full Supervisory Board.

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Summary
Based on the outcome of the above-mentioned measures and to the best of its knowledge and belief, the Board of Management states that:

1.
The above-mentioned measures provide a reasonable level of assurance that the Financial Statements as of and for the year ended December 31, 2016 fairly present in all material respects the financial position, results and cash flows of ASML and that ASML’s Financial Statements as of and for the year ended December 31, 2016 do not contain any material inaccuracy;

2.	The internal risk management and control systems provide a reasonable assurance that the financial reporting does not contain any errors of material importance and have worked adequately in 2016; and

3.	There are no indications that ASML's internal controls over financial reporting will not operate effectively in 2017.
ASML’s Board of Management is currently not aware of any significant change in ASML's internal control over financial reporting that occurred during 2016 that has materially affected, or is reasonably likely to materially affect, ASML's effectiveness of internal control over financial reporting.
Operational/Strategic Risks and Legal and Regulatory Risks
To comply with our duties in the area of internal risk management and control systems with respect to operational/ strategic risks and legal and regulatory risks, we use various measures among which:

•	Strategic evaluations of ASML’s business including key operational risks by the Board of Management in consultation with the Supervisory Board;

•	Semi-annual senior management meetings, which are conducted to assess ASML’s corporate initiatives which are launched in order to execute ASML’s strategy;

•	Monthly operational review meetings of the Board of Management with ASML’s senior management on financial performance and realization of operational objectives and responses to emerging issues;

•	Semi-annual financial planning meetings of the Board of Management with ASML’s senior management;

•	Monthly and quarterly financial reporting to the Board of Management and ASML’s senior management;

•
Letters of representation that are signed by ASML’s key senior management members on a semi-annual basis in which they confirm their responsibility for assessing business risks and ensuring appropriate risk mitigation for their responsible area based upon their knowledge;

•	Quarterly review of key operational risk areas by the Corporate Risk Committee;

•	ASML's Code of Conduct and Business Principles, our guidelines on ethical business conduct;

•	ASML’s procedure for reporting issues with respect to the Code of Conduct, including complaints of a financial nature, the Reporting Procedure; and;

•	ASML’s Anti-Fraud Policy, which facilitates the development of controls which will aid in prevention, deterrence and detection of fraud against ASML.
The establishment of ASML’s internal control and risk management systems is based on the identification of external and internal risk factors that could influence the operational and financial objectives of ASML and contains a system of monitoring, reporting and operational reviews. All material risk management activities have been discussed with the Audit Committee and the Supervisory Board. For more information on our risk management activities and our internal control and risk management systems, we refer to "Corporate Governance Paragraph - Board of Management - Internal Risk Management and Control Systems". For a summary of ASML’s Risk Factors, we refer to "Management Board Report - Risk Factors".
The Board of Management,
Peter T.F.M. Wennink, President, Chief Executive Officer and Chairman of the Board of Management
Martin A. van den Brink, President, Chief Technology Officer and Vice Chairman of the Board of Management
Frits J. van Hout, Executive Vice President and Chief Program Officer
Frédéric J.M. Schneider-Maunoury, Executive Vice President and Chief Operations Officer
Wolfgang U. Nickl, Executive Vice President and Chief Financial Officer
Veldhoven, February 7, 2017

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Consolidated Financial
Statements

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Consolidated Financial Statements

56	Consolidated Statement of Profit or Loss
57	Consolidated Statement of Comprehensive Income
58	Consolidated Statement of Financial Position
59	Consolidated Statement of Changes in Equity
60	Consolidated Statement of Cash Flows
61	Notes to the Consolidated Financial Statements

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Consolidated Statement of Profit or Loss

	Year ended December 31	2015	2016
Notes	(in thousands, except per share data)	EUR	EUR
28	Net system sales	4,237,183	4,571,118
	Net service and field option sales	2,050,192	2,223,634

28	Total net sales	6,287,375	6,794,752
	Cost of system sales	(2,275,676)	(2,535,796)
	Cost of service and field option sales	(1,178,666)	(1,361,112)

29	Total cost of sales	(3,454,342)	(3,896,908)

	Gross profit	2,833,033	2,897,844
35	Other income	83,200	93,777
29, 31	Research and development costs	(710,161)	(718,793)
29	Selling, general and administrative costs	(345,325)	(374,580)

	Operating income	1,860,747	1,898,248
32	Finance income	10,909	71,688
32	Finance costs	(15,580)	(25,072)

	Income before income taxes	1,856,076	1,944,864
26	Income tax expense	(236,587)	(387,922)

	Net income	1,619,489	1,556,942
8	Basic net income per ordinary share	3.76	3.66
8	Diluted net income per ordinary share[1]	3.74	3.64
	Number of ordinary shares used in computing per share amounts (in thousands)
8	Basic	430,639	425,598
8	Diluted[1]	432,644	427,684

1.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

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Consolidated Statement of Comprehensive Income

	Year ended December 31	2015	2016
Notes	(in thousands)	EUR	EUR
	Net income	1,619,489	1,556,942

	Other comprehensive income:

	Foreign currency translation, net of taxes:
19	Gain (loss) on foreign currency translation	298,017	140,087
	Financial instruments, net of taxes:
6, 19	Gain (loss) on derivative financial instruments	9,872	5,990
6, 19	Transfers to net income	(21,995)	2,410
	Other comprehensive income, net of taxes[1]	285,894	148,487

	Total comprehensive income, net of taxes	1,905,383	1,705,429
	Attributable to equity holders	1,905,383	1,705,429

1.
All items in accumulated other comprehensive income as at December 31, 2016, comprising of the hedging reserve of EUR 8.1 million gains (2015: EUR 0.3 million losses) and the currency translation reserve of EUR 404.2 million gains (2015: EUR 290.1 million gains), will be reclassified subsequently to profit or loss when specific conditions are met.

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Consolidated Statement of Financial Position
(Before appropriation of net income)

	As of December 31	2015	2016
Notes	(in thousands)	EUR	EUR

	Assets
9	Property, plant and equipment	1,620,678	1,687,237
10	Goodwill	2,647,809	4,898,344
11	Other intangible assets	2,018,514	2,882,292
26	Deferred tax assets	139,622	181,647
16	Finance receivables	124,036	117,232
13	Derivative financial instruments	81,777	89,516
14	Other assets	369,105	377,475
	Total non-current assets	7,001,541	10,233,743

15	Inventories	2,573,730	2,780,878
26	Current tax assets	19,080	11,622
13	Derivative financial instruments	52,026	44,543
16	Finance receivables	280,523	447,384
17	Accounts receivable	803,696	700,206
14	Other assets	375,467	441,609
18	Short-term investments	950,000	1,150,000
18	Cash and cash equivalents	2,458,717	2,906,868
	Total current assets	7,513,239	8,483,110

	Total assets	14,514,780	18,716,853

	Equity and liabilities

19	Equity	9,491,151	11,028,743

20	Long-term debt	1,125,474	3,071,793
13	Derivative financial instruments	1,878	38,063
26	Deferred and other tax liabilities	376,548	699,467
	Provisions	2,445	20,524
22	Accrued and other liabilities	412,491	577,667
	Total non-current liabilities	1,918,836	4,407,514

	Provisions	2,441	1,785
13	Derivative financial instruments	18,982	75,837
20	Current portion of long-term debt	4,211	247,672
26	Current tax liabilities	3,654	201,930
22	Accrued and other liabilities	2,547,611	2,160,175
	Accounts payable	527,894	593,197
	Total current liabilities	3,104,793	3,280,596

	Total equity and liabilities	14,514,780	18,716,853

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Consolidated Statement of Changes in Equity
(Before appropriation of net income)

		Share Capital[1]	Share Premium	Treasury Shares at Cost	Retained Earnings	Other Reserves[2]	Net Income	Total
Notes	(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR
	Balance at January 1, 2015	39,426	3,456,556	(389,443)	2,864,025	977,046	1,418,320	8,365,930
	Prior year net income	—	—	—	1,418,320	—	(1,418,320)	—
	Components of statement of comprehensive income
	Net income	—	—	—	—	—	1,619,489	1,619,489
19	Foreign currency translation	—	—	—	—	298,017	—	298,017
6, 19	Loss on financial instruments, net of taxes	—	—	—	—	(12,123)	—	(12,123)
	Total comprehensive income	—	—	—	—	285,894	1,619,489	1,905,383
	CCIP:
19, 35	Fair value differences [3]	—	17,888	—	—	—	—	17,888

19	Purchase of treasury shares	(297)	—	(564,590)	—	—	—	(564,887)
19	Cancellation of treasury shares	(462)	—	389,302	(388,840)	—	—	—
23, 29, 30	Share-based payments	—	50,145	—	—	—	—	50,145
23	Issuance of shares	119	(8,676)	87,809	(60,250)	—	—	19,002
19	Dividend paid	—	—	—	(302,310)	—	—	(302,310)
19	Development expenditures	—	—	—	(307,237)	307,237	—	—
Balance at December 31, 2015		38,786	3,515,913	(476,922)	3,223,708	1,570,177	1,619,489	9,491,151
	Prior year net income	—	—	—	1,619,489	—	(1,619,489)	—
	Components of statement of comprehensive income
	Net income	—	—	—	—	—	1,556,942	1,556,942
19	Foreign currency translation	—	—	—	—	140,087	—	140,087
6, 19	Gain on financial instruments, net of taxes	—	—	—	—	8,400	—	8,400
	Total comprehensive income	—	—	—	—	148,487	1,556,942	1,705,429
	CCIP:
19, 35	Fair value differences [3]	—	27,927	—	—	—	—	27,927

19	Purchase of treasury shares	—	—	(400,000)	—	—	—	(400,000)
19	Cancellation of treasury shares	—	—	—	—	—	—	—
23, 29, 30	Share-based payments[4]	—	50,421	—	—	—	—	50,421
23	Issuance of shares[5]	605	546,166	80,749	(27,840)	—	—	599,680
19	Dividend paid	—	—	—	(445,865)	—	—	(445,865)
19	Development expenditures	—	—	—	(253,059)	253,059	—	—
Balance at December 31, 2016		39,391	4,140,427	(796,173)	4,116,433	1,971,723	1,556,942	11,028,743

1.
As of December 31, 2016, the number of issued shares was 439,199,514. This includes the number of issued and outstanding shares of 429,941,232 and the number of treasury shares of 9,258,282. As of December 31, 2015, the number of issued shares was 433,332,573. This includes the number of issued and outstanding shares of 427,986,682 and the number of treasury shares of 5,345,891. As of December 31, 2014, the number of issued shares was 438,073,643. This includes the number of issued and outstanding shares of 432,935,288 and the number of treasury shares of 5,138,355.

2.	Other reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. See Note 19.

3.
In 2016, EUR 27.9 million (2015: EUR 17.9 million) is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).

4.	Share-based payments include an amount of EUR 1.5 million in relation to the fair value compensation of unvested equity awards exchanged as part of the acquisition of HMI.

5.	Issuance of shares includes 5,866,001 ordinary shares issued in relation to the acquisition of HMI for a total fair value of EUR 580.6 million.

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Consolidated Statement of Cash Flows

	Year ended December 31	2015	2016
Notes	(in thousands)	EUR	EUR

	Cash Flows from Operating Activities
	Net income	1,619,489	1,556,942
	Adjustments to reconcile net income to net cash flows from operating activities:
9, 11, 14, 20	Depreciation and amortization [1]	359,942	503,598
9, 10, 11	Impairment	2,287	3,466
9	Loss on disposal of property, plant and equipment [2]	1,630	5,233
23, 29, 30	Share-based payments	50,145	48,960
17	Allowance for doubtful receivables	3,870	3,161
15	Allowance for obsolete inventory	211,801	73,035
26	Deferred income taxes	134,752	172,385
	Changes in assets and liabilities:
17	Accounts receivable	243,097	187,427
16	Finance receivables	(145,278)	(156,140)
15	Inventories [2],[3]	(87,777)	(43,662)
14	Other assets	(148,168)	(158,238)
22	Accrued and other liabilities	235,446	(273,930)
	Accounts payable	(77,090)	50,917
26	Current income taxes	(4,611)	93,361
	Net cash provided by operating activities	2,399,535	2,066,515

	Cash Flows from Investing Activities
9	Purchase of property, plant and equipment [3]	(371,770)	(316,338)
11	Purchase of intangible assets	(371,403)	(408,112)
18	Purchase of short-term investments	(950,000)	(2,520,000)
18	Maturity of short-term investments	334,864	2,320,000
	Cash from (used for) derivative financial instruments	(171,899)	(15,034)
	Loans issued and other investments	—	(7,426)
	Acquisition of subsidiaries (net of cash acquired)	—	(2,641,295)
	Net cash used in investing activities	(1,530,208)	(3,588,205)

	Cash Flows from Financing Activities
19	Dividend paid	(302,310)	(445,865)
19	Purchase of treasury shares	(564,887)	(400,000)
23, 30	Net proceeds from issuance of shares	33,230	582,742	[4]
	Net proceeds from issuance of notes	—	2,230,619	[5]
20	Repayment of debt	(3,639)	(4,739)
	Net cash from (used in) financing activities	(837,606)	1,962,757

	Net cash flows	31,721	441,067
	Effect of changes in exchange rates on cash	7,509	7,084
	Net increase in cash and cash equivalents	39,230	448,151
18	Cash and cash equivalents at beginning of the year	2,419,487	2,458,717
18	Cash and cash equivalents at end of the year	2,458,717	2,906,868

	Supplemental Disclosures of Cash Flow Information:
	Interest received	27,668	92,606
	Interest and other paid	(43,710)	(55,688)
	Income taxes paid	(126,908)	(115,856)

1.
In 2016, depreciation and amortization includes EUR 290.8 million of depreciation of property, plant and equipment (2015: EUR 243.0 million), EUR 210.2 million of amortization of intangible assets (2015: EUR 114.2 million) and EUR 2.6 million of amortization of underwriting commissions and discount related to the bonds and credit facility (2015: EUR 2.7 million).

2.
In 2016, an amount of EUR 22.8 million (2015: EUR 72.7 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these Consolidated Statements of Cash Flows. For further details see Note 9.

3.
In 2016, an amount of EUR 21.6 million (2015: EUR 91.0 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in these Consolidated Statements of Cash Flows. For further details see Note 9.

4.	Net proceeds from issuance of shares includes an amount of EUR 536.6 million which is included in the consideration transfered for the acquisition of HMI. For further details see Note 4.

5.
Net proceeds from issuance of notes relate to the total cash proceeds of EUR 2,230.6 million (net of incurred transaction costs) from the issuance of our EUR 500 million 0.625 percent senior notes due 2022, our EUR 1,000 million 1.375 percent senior notes due 2026 and our EUR 750 million 1.625 percent senior notes due 2027.

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Notes to the Consolidated Financial Statements

1. General Information
ASML, with its corporate headquarters in Veldhoven, the Netherlands, is engaged in the development, production, marketing, selling and servicing of advanced semiconductor equipment systems, exclusively consisting of lithography systems. ASML’s principal operations are in the Netherlands, the US and Asia.
Our shares are listed for trading in the form of registered shares on NASDAQ and on Euronext Amsterdam. The principal trading market of our ordinary shares is Euronext Amsterdam.
Our Financial Statements were authorized for issue by the BoM on February 7, 2017 and will be filed at the Trade Register of the Chamber of Commerce in Eindhoven, the Netherlands within eight days after adoption by the 2017 AGM.
2. Adoption of New and Revised International Financial Reporting Standards
Standards and Interpretations effective in 2016
Implementation of new and revised IFRS-EU in 2016 did not have a material impact on our Consolidated Financial Statements.
At the date of authorization of these consolidated financial statements, the following standards and interpretations have been issued however are not yet effective and/or have not yet been adopted by the EU and have not yet been adopted by us
IFRS 15 "Revenue from Contracts with Customers", was issued in May 2014. In May 2015, the IASB proposed to defer the effective date of IFRS 15 by one year to January 1, 2018. The Standard has been endorsed by the EU on September 22, 2016. IFRS 15 is a joint project of the FASB and the IASB, to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and IFRS that would:

•	Remove inconsistencies and weaknesses in previous revenue requirements;

•	Provide a more robust framework for addressing revenue issues;

•	Improve comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets;

•	Provide more useful information to users of financial statements through improved disclosure requirements; and

•	Simplify the preparation of financial statements by reducing the number of requirements to which an entity must refer.
The new standard is effective  for interim and annual periods beginning after January 1, 2018 and allows for either full retrospective adoption or modified retrospective adoption. We have selected full retrospective adoption and will therefore restate all years presented in our Consolidated (Condensed Interim) Financial Statements upon adoption.
We are currently assessing the impact of adopting IFRS 15 on our Consolidated (Condensed Interim) Financial Statements, by assessing all contracts that have an impact on net system sales and net service and field option sales over 2016. As our assessment of all contracts is not yet finalized we cannot quantify or identify all:

•	The impact on our net system sales and net service and field option sales over 2016;

•	Deviations from our current revenue recognition accounting policies; and

•	The potential impact of other significant matters.
In July 2014, the IASB finalized the reform of financial instruments accounting and issued IFRS 9 (as revised in 2014), which will supersede IAS 39 "Financial Instruments: Recognition and Measurement" in its entirety (the IASB tentatively decided that the mandatory effective date of IFRS 9 will be on January 1, 2018). This Standard was endorsed by the EU on November 22, 2016. Compared to IFRS 9 (as revised in 2013), the 2014 version includes limited amendments to the classification and measurement requirements by introducing a 'fair value through other comprehensive income' measurement category for simple debt instruments. It also adds the impairment requirements relating to the accounting for an entity's expected credit losses on its financial assets and commitments to extend credit. The completed IFRS 9 (as revised in 2014) contains the requirements for a) the classification and measurement of financial assets and financial liabilities, b) impairment methodology, and c) general hedge accounting.
IFRS 16 "Leases", was issued in January 2016. The Standard will become effective as of January 1, 2019 and is subject to endorsement by the EU. IFRS 16 is the result of a project initiated by IASB and the FASB and supersedes IAS 17 "Leases" and its associated interpretive guidance.
"Amendments to IAS 7 Statement of Cash Flows" was issued in January 2016. These amendments will become effective as of January 1, 2017, with earlier application being permitted. These amendments are subject to endorsement by the EU and are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity's financing activities.
In January 2016, "Amendments to IAS 12 Income Taxes" was issued. These amendments will become effective as of January 1, 2017, with earlier application being permitted, and are subject to endorsement by the EU. The IASB had concluded that the diversity in practice around the recognition of a deferred tax asset, that is related to a debt instrument measured at fair value, is mainly attributable to uncertainty about the application of some of the principles in IAS 12. With these amendments the IASB wants to further clarify interpretation of this Standard.

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"Amendments to IFRS 2 Share-based Payment" was issued in June 2016. These amendments will become effective as of January 1, 2018, with earlier application being permitted, and are subject to endorsement by the EU. The amendments address several requests that the IASB and the IFRS Interpretations Committee received and are therefore intended to provide further clarification on the interpretation of the Standard.
We are currently in the process of determining the impact of implementing these Standards on our Consolidated (Condensed Interim) Financial Statements.
We believe that the effect of all other IFRSs not yet effective is not expected to be material.
3. Summary of Significant Accounting Policies
Basis of Preparation
The accompanying Consolidated Financial Statements are stated in thousands of EUR unless indicated otherwise. These Consolidated Financial Statements, prepared for statutory purposes, have been prepared in accordance with IFRS-EU and also comply with Article 362.9 of Book 2 of the Dutch Civil Code. For internal and external reporting purposes, we apply US GAAP. US GAAP is our primary accounting standard for setting financial and operational performance targets.
The Consolidated Financial Statements have been prepared on historical cost convention unless stated otherwise. The principal accounting policies adopted are set out below. We have reclassified certain prior period amounts to conform to current period presentation.
Use of Estimates
The preparation of our Consolidated Financial Statements in conformity with IFRS-EU requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the dates of the Consolidated Statement of Financial Position, and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates. We refer to Note 7 for the further explanation of the use of estimates.
Basis of Consolidation
The Consolidated Financial Statements include the Financial Statements of ASML Holding N.V. and all of its subsidiaries and the SPE of which ASML is the primary beneficiary. All intercompany profits, balances and transactions have been eliminated in the consolidation.
Subsidiaries
Subsidiaries are all entities over which ASML has the control to govern financial and operating policies generally accompanying a shareholding of more than 50 percent of the outstanding voting rights. As from the date that these criteria are met, the financial data of the relevant subsidiaries are included in the consolidation.
Business Combinations
Acquisitions of subsidiaries are included on the basis of the acquisition method. The cost of acquisition is measured based on the consideration transferred at fair value, the fair value of identifiable assets distributed and the fair value of liabilities incurred or assumed at the acquisition date (i.e., the date which we obtain control). The excess of the costs of an acquired subsidiary over the net of the amounts assigned to identifiable assets acquired and liabilities incurred or assumed, is capitalized as goodwill. Acquisition-related costs are expensed when incurred in the period they arise or the service is received.
Special Purpose Entities
When we have an interest in a SPE, we shall assess whether we are the primary beneficiary of that SPE and, thus, should consolidate the SPE.
Foreign Currency Translation
The individual financial statements of each group entity are presented in their Functional Currency. For the purpose of the Consolidated Financial Statements, the results and financial position of each entity are expressed in euros, which is ASML Holding N.V.'s Functional Currency, and the presentation currency for the Consolidated Financial Statements.
In preparing the financial statements of the individual entities, transactions in Foreign Currencies are recorded at the rates of exchange prevailing on the date of the transactions. At each Consolidated Statement of Financial Position date, monetary items denominated in Foreign Currencies are translated at the rates prevailing on the Consolidated Statement of Financial Position date. Non-monetary items carried at fair value that are denominated in Foreign Currencies are translated at the rates prevailing on the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a Foreign Currency are not retranslated.
Exchange rate differences arising on the settlement of monetary items, and on the translation of monetary items, are recognized in the Consolidated Statement of Profit or Loss in the period in which they arise. Exchange rate differences arising on the translation of non-monetary items carried at fair value are recognized in the Consolidated Statement of Profit or Loss for the period except for differences arising on the translation of non-monetary items in respect of which gains and losses are recognized directly in equity. For such non-monetary items, any exchange rate component of that gain or loss is also recognized directly in equity.

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In order to hedge our exposure to certain foreign exchange rate risks, we enter into forward contracts and currency options; see below for details of our accounting policies in respect of such derivative financial instruments.
For the purpose of presenting Consolidated Financial Statements, the assets and liabilities of our foreign subsidiaries (including comparatives) are expressed in euros using exchange rates prevailing on the Consolidated Statement of Financial Position date. Income and cost items (including comparatives) are translated at the average exchange rates for the period, unless exchange rates fluctuated significantly during that period, in which case the exchange rates at the dates of the transactions are used. Exchange rate differences arising are classified as equity and transferred to our currency translation reserve. Such translation differences are recognized in the Consolidated Statement of Profit or Loss in the period in which the foreign operation is disposed. Goodwill and fair value adjustments arising on the acquisition of a foreign subsidiary are treated as assets and liabilities of foreign subsidiaries and translated at closing rate.
Property, Plant and Equipment
Property, plant and equipment are stated at cost, less accumulated depreciation and accumulated impairment losses. Costs of assets manufactured by ASML include direct manufacturing costs, production overhead and interest costs incurred for qualifying assets during the construction period. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets. In the case of leasehold improvements, the estimated useful lives of the related assets do not exceed the remaining term of the corresponding lease.
The following table presents the estimated useful lives of our property, plant and equipment:

Category	Estimated useful life

Buildings and constructions	5 - 45 years
Machinery and equipment	2 - 5 years
Leasehold improvements	5 - 10 years
Furniture, fixtures and other equipment	3 - 5 years
Land is not depreciated.
The estimated useful lives and depreciation method are reviewed at each year-end, with the effect of any changes in estimates accounted for on a prospective basis. If significant parts of an item of property, plant and equipment have different useful lives, then they are accounted for as separate items (major components) of property, plant and equipment.
Intangible Assets
Goodwill
Goodwill represents the excess of the costs of an acquisition over the fair value of the amounts assigned to assets acquired and liabilities incurred or assumed of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is allocated to CGUs for the purpose of impairment testing. The allocation is made to those CGUs that are expected to benefit from the business combination in which the goodwill arose. Goodwill is tested for impairment annually at the start of the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable. If the Recoverable Amount of the CGU is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. An impairment loss recognized for goodwill is not reversed in a subsequent period. Goodwill is stated at cost less accumulated impairment losses.
Other Intangible Assets
Other intangible assets include internally-generated intangible assets, brands, intellectual property, developed technology, customer relationships, and other intangible assets.
Internally-generated Intangible Assets - Development Expenditures
Expenditures on research activities are recognized as costs in the period in which they incur. IFRS requires capitalization of development expenditures provided if, and only if, certain criteria can be demonstrated.
An internally-generated intangible asset arising from our development is recognized only if we can demonstrate all of the following conditions:

•	The technical feasibility of completing the intangible asset so that it will be available for use or sale;

•	The intention to complete the intangible asset and use or sell it;

•	The ability to use or sell the intangible asset;

•	The probability that the asset created will generate future economic benefits;

•	The availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

•	The ability to measure reliably the expenditure attributable to the intangible asset during its development.

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For certain development programs, it was not possible to separate development activities from research activities (approximately EUR 33.0 million and EUR 25.1 million for 2016 and 2015, respectively). Consequently, we are not able to reliably determine the amount of development expenditures incurred and therefore no amounts were capitalized for these programs.
Internally-generated intangible assets are amortized on a straight-line basis over their estimated useful lives, ranging from one to five years. Where no internally-generated intangible asset can be recognized, development expenditure is charged to the Consolidated Statement of Profit or Loss in the period in which it is incurred.
The estimated useful lives and amortization method are reviewed at each year-end, with the effect of any changes in estimate accounted for on a prospective basis.
Brands, Intellectual Property, Developed Technology, Customer Relationships and Other Intangible Assets
Brands, intellectual property, developed technology, customer relationships and other intangible assets are stated at cost less accumulated amortization and any accumulated impairment losses. Amortization is charged on a straight-line basis over their estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each annual reporting period, with the effect of any changes in estimate being accounted for on a prospective basis.
The following table presents the estimated useful lives of ASML’s other intangible assets:

Category	Estimated useful life
Brands	20 years
Development expenditures	1 - 5 years
Intellectual property	3 - 10 years
Developed technology	6 - 15 years
Customer relationships	8 - 18 years
Other	2 - 6 years

Impairment of Tangible and Intangible Assets Excluding Goodwill
At each Consolidated Statement of Financial Position date, we review the carrying amounts of our tangible and intangible assets (other than goodwill) to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the Recoverable Amount of the asset is estimated in order to determine the extent of the impairment loss (if any). Where it is not possible to estimate the Recoverable Amount of an individual asset, we estimate the Recoverable Amount of the CGU to which the asset belongs. Where a reasonable and consistent basis of allocation can be identified, corporate assets are also allocated to individual CGU's, or otherwise they are allocated to the smallest group of CGU's for which a reasonable and consistent allocation basis can be identified.
Other intangible assets not yet available for use are tested for impairment annually, and whenever there is an indication that the asset may be impaired.
If the Recoverable Amount of an asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its Recoverable Amount. An impairment loss is recognized immediately in the Consolidated Statement of Profit or Loss, unless the relevant asset is carried at a revalued amount, in which case the impairment loss is treated as a revaluation decrease.
Where an impairment loss subsequently reverses, the carrying amount of the asset (or CGU) is increased to the revised estimate of its Recoverable Amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or CGU) in prior years. A reversal of an impairment loss is recognized immediately in the Consolidated Statement of Profit or Loss, unless the relevant asset is carried at a revalued amount, in which case the reversal of the impairment loss is treated as a revaluation increase.
Financial Assets
Financial assets are classified as "Financial assets at fair value through profit or loss"or "Loans and receivables". The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.
Financial Assets at Fair Value Through Profit or Loss
Financial assets are classified at fair value through profit or loss when the financial asset is designated at fair value through profit or loss.

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Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the Consolidated Statement of Financial Position date. These are classified as non-current assets. Our loans and receivables comprise of accounts receivable, finance receivables, cash and cash equivalents (excluding investments in money market funds, which are classified as financial assets at fair value through profit and loss) and other non-current and current assets in the Consolidated Statement of Financial Position.
Loans and receivables are initially measured at fair value and subsequently at amortized cost using the effective interest rate method.
We assess at each Consolidated Statement of Financial Position date whether there is objective evidence that a financial asset or a group of financial assets is impaired.
Impairment of Financial Assets
Financial assets, other than those at fair value through profit or loss, are assessed for indicators of impairment at each Consolidated Statement of Financial Position date. Financial assets are impaired if there is objective evidence as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.
Financial Liabilities and Equity Instruments Issued by ASML
Financial liabilities and equity instruments issued by ASML are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument.
Financial liabilities are either classified as financial liabilities at fair value through profit or loss or other financial liabilities. An equity instrument is any contract that evidences a residual interest in the assets of ASML after deducting all of its liabilities. Equity instruments issued by ASML are recorded at fair value, net of direct issue costs.
Financial liabilities at fair value through profit or loss are stated at fair value with any resultant gain or loss recognized in the Consolidated Statement of Profit or Loss.
Other financial liabilities (including loans, borrowings and trade and other payables) are subsequently measured at amortized cost using the effective interest rate method.
Derivative Financial Instruments and Hedging Activities
We use derivative financial instruments for the management of foreign currency risks and interest rate risks. We measure all derivative financial instruments based on fair values derived from market prices of the instruments. We adopt hedge accounting for hedges that are highly effective in offsetting the identified hedged risks taking into account required effectiveness criteria.
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. We designate certain derivatives as either:

•	A hedge of the exposure to changes in the fair value of a recognized asset or liability, that is attributable to a particular risk (fair value hedge);

•	A hedge of the exposure to variability in the cash flows of a recognized asset or liability, or of a forecasted transaction, that is attributable to a particular risk (cash flow hedge); or

•	A hedge of the foreign currency exposure of a net investment in a foreign operation (net investment hedge).
We document at the inception of the transaction the relationship between hedging instruments and hedged items, as well as our risk management objectives and strategy for undertaking various hedging transactions. We also document our assessment, both at hedge inception and on an ongoing basis, of whether derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.
The fair values of various derivative financial instruments used for hedging purposes are disclosed in Note 5, Note 6, Note 12 and Note 13. Movements in the hedging reserve within equity are shown in Note 19. The fair value part of a derivative financial instrument that has a remaining term of less or equal to 12 months is classified as current asset or liability. When the fair value part of a derivative financial instrument has a term of more than 12 months it is classified as non-current.
Fair Value Hedge
Changes in the fair value of a derivative financial instrument, that is designated and qualified as a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in the Consolidated Statement of Profit or Loss. We designate foreign currency hedging instruments as a hedge of the fair value of a recognized asset or liability in non-functional currencies.

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Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. The adjustment to the carrying amount of the hedged item arising from the hedged risk is amortized to the Consolidated Statement of Profit or Loss from that date.
Interest rate swaps that are being used to hedge the fair value of fixed loan coupons payable are designated as fair value hedges. The change in fair value is intended to offset the change in the fair value of the underlying fixed loan coupons, which is recorded accordingly. The gain or loss relating to the ineffective portion of interest rate swaps hedging fixed loan coupons payable is recognized in the Consolidated Statement of Profit or Loss as finance costs or finance income.
Cash Flow Hedge
The effective portion of changes in the fair value of a derivative that is designated and qualified as a cash flow hedge are recorded in OCI net of taxes and accumulated under the heading of the hedging reserve, in equity, until the underlying hedged transaction is recognized in the Consolidated Statement of Profit or Loss. Hedge accounting is discontinued when we revoke the hedging relationship, the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. Any gain or loss recognized in OCI and accumulated in equity at that time remains in equity and is recognized when the forecasted transaction is ultimately recognized in the Consolidated Statement of Profit or Loss. In the event that the underlying hedge transaction will not occur within the specified time period, the cumulative gain or loss that was deferred in equity is recognized immediately in the Consolidated Statement of Profit or Loss.
Foreign currency hedging instruments that are being used to hedge cash flows related to future sales or purchase transactions in non-functional currencies are designated as cash flow hedges. The gain or loss relating to the ineffective portion of the foreign currency hedging instruments is recognized in the Consolidated Statement of Profit or Loss in net sales or cost of sales.
Interest rate swaps that are being used to hedge changes in the variability of future interest payments are designated as cash flow hedges. The changes in fair value of the derivatives are intended to offset the change in the fair value of the underlying assets, which is recorded accordingly in equity as hedging reserve. The maximum length of time of cash flow hedges is the time elapsed from the moment the exposure is generated until the actual settlement. The gain or loss relating to the ineffective portion of interest rate swaps hedging the variability of future interest cash flows is recognized in the Consolidated Statement of Profit or Loss in finance income or finance costs.
Net Investment Hedge
Foreign currency hedging instruments that are being used to hedge changes in the value of a net investment are designated as net investment hedges. Changes in the fair value of a derivative that is designated and qualifies as a net investment hedge are recorded in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the Consolidated Statement of Profit or Loss in finance income or finance costs. Gains and losses accumulated in other comprehensive income are recognized in the Consolidated Statement of Profit or Loss when the foreign operation is (partially) disposed or sold.
Inventories
Inventories are stated at the lower of cost (applying the first-in, first-out method) or net realizable value. Cost includes net prices paid for materials purchased, charges for freight and customs duties, production labor cost and factory overhead. Net realizable value represents the estimated selling price less all estimated costs of completion and costs to be incurred in marketing, selling and distribution.
Allowances are made for slow-moving, obsolete or unsellable inventory. Impairment losses for inventories are determined based on the expected demand which is derived from the sales forecasts as well as the expected market value of the inventory. A new assessment of net realizable value is made in each subsequent period. When the circumstances that previously caused inventories to be written down below cost no longer exist or when there is clear evidence of an increase in net realizable value because of changed economic circumstances, the amount of the write-down is reversed.
Accounts Receivable
Accounts receivable are measured at fair value and are subsequently measured at amortized cost using the effective interest rate method, less allowance for doubtful debts.
Short-term Investments
Investments with remaining maturities longer than 3 months and less than 1 year at the date of acquisition are presented as short-term investments. Gains and losses other than impairments, interest income and foreign exchange results, are recognized in OCI until the short-term investments are derecognized. Upon derecognition, the cumulative gain or loss recognized in OCI, is recognized in the Consolidated Statements of Profit or Loss.
Cash and Cash Equivalents
Cash and cash equivalents consist primarily of highly liquid investments, such as bank deposits, money market funds and interest-bearing bank accounts with insignificant interest rate risk and remaining maturities of 3 months or less at the date of acquisition.

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Equity
Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new shares or options are shown in equity as a deduction, net of income taxes, from the proceeds.
Treasury shares are deducted from equity for the consideration paid, including any directly attributable incremental costs (net of income taxes), until the shares are cancelled or reissued. Where such shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and related income tax effects is included in equity.
Accounts Payable
Accounts payable are initially measured at fair value, and are subsequently measured at amortized cost, using the effective interest rate method.
Revenue Recognition
In general, we recognize the revenue from the sale of a system upon shipment and revenue from the installation of a system upon completion of that installation at the customer site. Prior to shipment, systems undergo a FAT in our cleanroom facilities, effectively replicating the operating conditions that will be present on the customer’s site, in order to verify whether the system will meet its standard specifications and any additional technical and performance criteria agreed with the customer. A system is shipped, and revenue is recognized, only after all contractual specifications are met or discrepancies from agreed-upon specifications are waived and customer sign-off is received for acceptance. In case not all specifications are met and the remaining performance obligation is not essential to the functionality of the system but is substantive rather than inconsequential or perfunctory, a portion of the sales price is deferred. When the remaining obligation is essential to the functionality of the delivered system, all revenue is deferred. Although each system’s performance is re-tested upon installation at the customer’s site, we have never failed to successfully complete installation of a system at a customer’s premises.
In connection with the introduction of new technology, we initially defer revenue recognition until acceptance of the new technology based system or field option and completion of installation at the customer’s premises. As our systems are based largely on two product platforms that permit incremental, modular upgrades, the introduction of genuinely "new" technology occurs infrequently, and in the past 16 years, has occurred on only two occasions: 2000 (TWINSCAN) and 2010 (EUV).
We have no significant repurchase commitments in our general sales terms and conditions. From time to time we repurchase systems that we have manufactured and sold and, following refurbishment, we resell those systems to other customers. This repurchase decision is mainly driven by market demand expressed by other customers and less frequently by explicit or implicit contractual arrangements relating to the initial sale. We consider reasonable offers from any vendor, including customers, to repurchase used systems so that we can refurbish, resell, and install these systems as part of our normal business operations. Once repurchased, the repurchase price of the used system is recorded in work-in-process inventory during the period it is being refurbished, following which the refurbished system is reflected in finished products inventory until it is sold to the customer. As of December 31, 2016 and 2015, ASML had no repurchase commitments.
The main portion of our net sales is derived from contractual arrangements with our customers that have multiple deliverables (elements), which mainly include the sale of our systems, installation and training services and extended and enhanced (optic) warranty contracts. For revenue recognition purposes, the consideration received from customers is allocated to the various products and services contracted under these arrangements based on the relative selling prices of these elements. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. The revenue relating to the undelivered elements of the arrangements is deferred until delivery of these elements. Revenue from installation and training services is recognized when the services are completed. Revenue from service contracts and extended and enhanced (optic) warranty contracts is recognized over the term of the contract.
We offer customers discounts in the normal course of sales negotiations. These discounts are directly deducted from the gross sales price at the moment of revenue recognition. From time to time, we offer free or discounted products or services (award credits) to our customers as part of a volume purchase agreement. In some instances these volume discounts can be used to purchase field options (system enhancements) and services. The related amount is recorded as a reduction in net sales at time of system shipment. The sales transaction that gives rise to these award credits is accounted for as a multiple element sales transaction as the agreements involve the delivery of multiple products. The consideration received from the sales transaction is allocated between the award credits and the other elements of the sales transaction. The consideration allocated to the award credits is recognized as deferred revenue until award credits are delivered to the customer and earned. The amount allocable to a delivered item is limited to the amount that is not contingent upon the delivery of additional items or meeting other specified performance conditions (the non-contingent amount).
Net sales are recognized excluding the taxes levied on sales (net basis).
For certain contracts and constructive obligations on which a loss is evident, we recognize the anticipated loss to the extent the costs of completing these contracts and constructive obligations exceed the amount of the contract price. When we satisfy these obligations, we utilize the related liability.

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Lease Arrangements
Our lease classifications for systems are determined on a contract-by contract basis, taking the substance and details of each lease contract into consideration.
Finance Leases
Leases where substantially all the risks and rewards incidental to ownership of an asset are transferred to the lessee are classified as finance lease arrangements. If we have offered the customer a finance lease arrangement, revenue is recognized at commencement of the lease term. The difference between the gross finance receivable and the present value of the minimum lease payments is initially recognized as unearned interest and presented as a deduction to the gross finance receivable. Interest income is recognized in the Consolidated Statement of Profit or Loss over the term of the lease contract using the effective interest method.
Operating Leases
Leases whereby all the risks and rewards incidental to ownership are not transferred to the lessee are classified as operating lease arrangements. If we have offered the customer an operating lease arrangement, the system is included in property, plant and equipment upon commencement of the lease. Revenue from operating lease arrangements is recognized in the Consolidated Statement of Profit or Loss on a straight-line basis over the term of the lease contract.
Warranty
We provide standard warranty coverage on our systems for 12 months and on certain optic parts for 60 months, providing labor and parts necessary to repair systems during the warranty period. The estimated warranty costs are accounted for by accruing these costs for each system upon recognition of the system sale. The estimated warranty costs are based on historical product performance and service records. We calculate the charge of average service hours and parts per system to determine the estimated warranty costs. On a semi-annual basis, we assess, and update if necessary, our accounting estimates used to calculate the standard warranty reserve based on the latest actual historical warranty costs and expected future warranty costs. The actual product performance and/or field expense profiles may differ, and in those cases we adjust our warranty reserves accordingly. Future warranty costs may exceed our estimates, which could lead to an increase in our cost of sales. In 2016 and 2015, the reassessments of the warranty reserve, and resulting change in accounting estimate, did not have a material effect on our Consolidated Statement of Profit or Loss and Earnings per share amounts.
The extended and enhanced (optic) warranty on our systems is accounted for as a separate element of multiple element revenue recognition transactions.
Customer Co-Investment Program
In connection with the CCIP, we entered into investment agreements, shareholders agreements, NRE Funding Agreements and a commercial agreement with Participating Customers.
The investment agreements, shareholder agreements, NRE Funding Agreements and commercial agreement are accounted for as one transaction with separately identifiable components. The following two separate components are identified: (1) the share issuance (governed by the investment agreements and the shareholder agreements) and (2) the NRE funding and commercial discounts and credits (governed by the NRE Funding Agreements and the commercial agreement with Intel).
The shares issued to the Participating Customers are recorded at fair value based on quoted share prices (EUR 3,977.4 million) with the remaining aggregate arrangement consideration allocated to the NRE funding and commercial discounts and credits. The difference between the fair value of the shares and the subscription price of the shares (EUR 39.91) was recorded as a deduction from equity upon issuance of the shares (EUR 123.4 million). Equity is increased to the fair value of the shares as the portion of the NRE funding allocable to the shares is received over the NRE funding period (2013-2017). The amounts are deemed receivables from the Participating Customers in their capacity as shareholders of ASML.
A significant related party relationship exists between ASML and Intel as a result of the equity investment made by Intel as part of the CCIP. Based on the commercial discounts and credits (governed by the commercial agreement with Intel) and the significant related party relationship, all NRE funding from Intel will be deferred and recognized in the Consolidated Statement of Profit or Loss only when the commercial discounts and credits are earned.
In addition, see Other Income for further explanation on the accounting policies with respect to CCIP.
Accounting for Shipping and Handling Fees and Costs
ASML bills the customer for, and recognizes as net sales, any charges for shipping and handling costs. The related costs are recognized as cost of sales.
Cost of Sales
Cost of system sales and field option sales comprise direct product costs such as materials, labor, cost of warranty, depreciation, amortization, shipping and handling costs and related overhead costs.
Costs of service sales comprise direct service costs such as materials, labor, depreciation and overhead costs.

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Other Income
The portion of the NRE funding from TSMC and Samsung not allocable to the shares issued to those Participating Customers under the CCIP is recognized in other income when the R&D costs relating to lithography projects are recognized over the NRE funding period (2013-2017).
Borrowing Costs
Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are added to the cost of those assets, until such time that the assets are substantially ready for their intended use or sale.
Income Taxes
Income taxes represent the sum of the current tax position and deferred tax.
The current tax position is based on taxable base for the year. Taxable base differs from results as reported in the Consolidated Statement of Profit or Loss because it excludes items of income or charges that are taxable or deductible in prior or later years, for example timing differences between taxable base and financial results, and it further excludes items that are never taxable or deductible, for example permanent differences between taxable base and financial results. Our tax position is calculated using tax rates that have been enacted or substantively enacted at the Consolidated Statement of Financial Position date.
Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the Consolidated Financial Statements and the corresponding tax base used in the computation of taxable profit. Deferred tax liabilities are recognized for all taxable temporary differences and deferred tax assets are recognized to the extent that it is probable that taxable profits will be available against which deductible temporary differences can be utilized. Such assets and liabilities are not recognized if the temporary difference arises from goodwill or from the initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit.
The carrying amount of deferred tax assets is reviewed at each Consolidated Statement of Financial Position date and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the Consolidated Statement of Financial Position date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which we expect, at the reporting date, to recover or settle the carrying amount of our assets and liabilities.
Deferred tax assets and liabilities are offset on the Consolidated Statement of Financial Position when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis.
We recognize a liability for uncertain tax positions when it is probable that an outflow of economic resources will occur. Measurement of the liability for uncertain tax positions is based on management’s best estimate of the amount of tax benefit that will be lost.
The Consolidated Statement of Profit or Loss effect of interest and penalties relating to liabilities for uncertain tax positions are presented based on their nature, as part of interest charges and as part of SG&A costs, respectively.
Current and deferred tax are recognized as an expense or income in the Consolidated Statement of Profit or Loss, except when they relate to items credited or debited directly to OCI or directly to equity, in which case the tax is also recognized directly in equity, or where they arise from the initial accounting for a business combination. In the case of a business combination, the tax effect is taken into account in calculating goodwill or in determining the excess of our interest in the net fair value of the acquired entity’s identifiable assets and liabilities incurred or assumed over the cost of the business combination.
The calculation of our tax liabilities involves uncertainties in the application of complex tax laws. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. However, we believe that we have adequately provided for uncertain tax positions. Settlement of these uncertainties in a manner inconsistent with our expectations could have a material impact on our results of operations, financial condition and cash flows. We recognize a liability for uncertain tax positions when it is probable that an outflow of economic resources will occur. Measurement of the liability for uncertain tax positions is based on management’s best estimate of the amount of tax benefit that will be lost.

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Contingencies and Litigation
In connection with proceedings and claims, our management evaluates, based on the relevant facts and legal principles, the likelihood of an unfavorable outcome and whether the amount of the loss can be reasonably estimated. In most cases, management determined that either a loss was not probable or was not reasonably estimable. Significant subjective judgments were required in these evaluations, including judgments regarding the validity of asserted claims and the likely outcome of legal and administrative proceedings. The outcome of these proceedings, however, is subject to a number of factors beyond our control, most notably the uncertainty associated with predicting decisions by courts and administrative agencies. In addition, estimates of the potential costs associated with legal and administrative proceedings frequently cannot be subjected to any sensitivity analysis, as damage estimates or settlement offers by claimants may bear little or no relation to the eventual outcome. Finally, in any particular proceeding, we may agree to settle or to terminate a claim or proceeding in which we believe that it would ultimately prevail where we believe that doing so, when taken together with other relevant commercial considerations, is more cost-effective than engaging in an expensive and protracted litigation, the outcome of which is uncertain.
We accrue for legal costs related to litigation in our Consolidated Statements of Profit or Loss at the time when the related legal services are actually provided.
Share-based Payments
Compensation expenses in relation to share-based payments are recognized based upon the grant-date fair value of stock options and shares. The grant-date fair value of stock options is estimated using a Black-Scholes option valuation model. This Black-Scholes model requires the use of assumptions, including expected share price volatility, the estimated life of each award and the estimated dividend yield. The risk-free interest rate used in the model is determined, based on an index populated with euro-denominated European government agency bond with high credit ratings and with a life equal to the expected life of the equity-settled share-based payments. The grant-date fair value of shares is determined based on the closing price of our shares listed at Euronext Amsterdam on the grant-date.
The grant-date fair value of the equity-settled share-based payments is, based on the terms and conditions, expensed over the vesting period, based on our estimate of equity instruments that will eventually vest. At each balance sheet date, we revise our estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in the Consolidated Statements of Profit or Loss in the period in which the revision is determined, with a corresponding adjustment to equity.
Our current share-based payment plans do not provide for cash settlement of options and stock.
Retirement Benefit Costs
Contributions to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions. Payments made to state-managed retirement benefit schemes are dealt with as payments to defined contribution plans where our obligations under the plans are equivalent to those arising in a defined contribution retirement benefit plan. ASML accounts for its multi-employer defined benefit plan as if it were a defined contribution plan for the following reasons:

•	ASML is affiliated to an industrywide pension fund and uses the pension scheme in common with other participating companies; and

•
Under the regulations of the pension plan, the only obligation these participating companies have towards the pension fund is to pay the annual premium liability. Participating companies are under no obligation whatsoever to pay off any deficits the pension plan may incur. Nor have they any claim to any potential surpluses.

Consolidated Statement of Cash Flows
The Consolidated Statement of Cash Flows has been prepared based on the indirect method. Cash flows in foreign currencies have been translated at average exchange rates. Exchange rate difference on cash and cash equivalents are shown separately in the Consolidated Statement of Cash Flows. Acquisitions of subsidiaries are presented net of cash balances acquired.
4. Business Combinations
On November 22, 2016, we concluded the acquisition of HMI and obtained control through acquiring 100 percent of the issued share capital of HMI, for a total consideration of EUR 3.0 billion. There were no contingent consideration arrangements. The total consideration was allocated to other intangible assets of EUR 606.6 million, other net assets of EUR 259.2 million and goodwill of EUR 2,115.1 million.
Prior to the acquisition, HMI was the world’s leading provider of e-beam inspection tools and solutions for defect control and yield management in the advanced semiconductor manufacturing process for R&D and high volume production. HMI is headquartered in Hsinchu, Taiwan, where the business operations are primarily carried out, next to R&D and technical support. Other sites where HMI is located are in Tainan, Taiwan (R&D and manufacturing), Beijing, China (R&D and manufacturing), San Jose, US (R&D and technical support), Kyungki-do, South-Korea (sales and technical support) and Tokyo, Japan (sales and technical support).

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With the acquisition of HMI, we will enter into two new markets, being wafer inspection as well as mask inspection for EUV lithography. In addition, we will expand our efforts in the process control market. The combination of ASML and HMI will allow us to further enhance our product offering at an accelerated pace. The metrology technologies are complementary (in short, HMI provides hardware and ASML’s computational lithography division ASML Brion provides software) and when combined, they will offer the chance to significantly improve process control, and hence yields, for customers. As such, the acquisition further enables us to provide Holistic Lithography and process control.
The following table summarizes the major classes of consideration transferred, and the recognized amounts of the fair value of the identifiable assets distributed and the fair value of the liabilities incurred or assumed at the acquisition date. The amounts recorded for the acquisition as disclosed below are provisional. The measurement period remains open as we may further revise our preliminary purchase price allocation during the remainder of the measurement period when we obtain additional information, which might impact the fair value of assets and liabilities. Under IFRS 3, adjustments to provisional fair values and goodwill may be made in the period subsequent to the business combination. The period during which such an adjustment is permitted is limited to 12 months from the date of acquisition.

November 22, 2016
(in thousands)	EUR[1]

Property, plant and equipment	52,068
Other intangible assets	606,635
Deferred tax assets	2,000
Other assets, current and non-current	3,209
Inventories	111,650
Current tax assets	146
Accounts receivable	57,899
Cash and cash equivalents	294,216

Assets acquired	1,127,823

Deferred and other tax liabilities	202,390
Accrued and other liabilities, current and non-current	54,154
Current tax liabilities	1,713
Accounts payable	3,741

Liabilities assumed	261,998

Total net identifiable assets	865,825

Consideration for the transaction on November 22, 2016[2]	2,935,511
Fair value of shares[3]	43,983
Fair value of unvested equity awards to be exchanged	1,461
Total consideration transferred	2,980,955

Goodwill on acquisition	2,115,130

1.	Amounts were converted into euro at the rate of TWD/EUR 33.965.

2.
The consideration for the transaction includes an amount of EUR 536.6 million which has been reinvested in ASML through ASML ordinary shares bought by HEC and certain HMI officers (certain HMI shareholders) leaving a net consideration paid in cash of EUR 2,398.9 million.

3.
As part of the consideration transferred, certain HMI shareholders agreed to purchase 5,866,001 ASML ordinary shares for a price of TWD 3,106 (EUR 91.48) per share. These shares were valued at EUR 98.98 being the opening price on Euronext at November 22, 2016. The difference (EUR 44.0 million) between EUR 536.6 million and the fair value of the shares (EUR 580.6 million) at November 22, 2016 is included as purchase consideration.

The majority of the goodwill arising on the acquisition of HMI is attributable to buyer specific synergies, net sales and profits assigned to future multi-beam technology, net sales and profits assigned to next generation single-beam technology and HMI workforce. Synergies relate to the unique combination of HMI's inspection tools and our defect prediction/PFC software.
All goodwill has been allocated to the CGU ASML. None of the goodwill recognized is expected to be deductible for income tax purposes.
In the period between the date of acquisition and December 31, 2016 HMI contributed EUR 25.7 million to net sales and a loss of EUR 5.4 million to net income (including a charge of EUR 13.7 million related to the purchase price allocation adjustments).
In 2016, we incurred EUR 18.7 million transaction costs relating to the acquisition of HMI. These costs are included in SG&A.

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The following unaudited pro forma summary presents estimated consolidated information of ASML as if the HMI acquisition has occurred on January 1, 2016. These amounts have been calculated after applying our accounting policies and adjusting the results of HMI to reflect the charges and benefits assuming the fair value adjustments had been applied from January 1, 2016 with the consequential tax effects.

Unaudited
Pro Forma Year ended December 31	2016
(in millions)	EUR

Total net sales	6,919
Net income	1,428

5. Fair Value Measurements
Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement hierarchy prioritizes the inputs to valuation techniques used to measure fair value as follows:

•	Level 1: Valuations based on inputs such as quoted prices for identical assets or liabilities in active markets that the entity has the ability to access.

•
Level 2: Valuations based on inputs other than level 1 inputs such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•	Level 3: Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.
The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument‘s fair value classification is based on the lowest level of any input that is significant in the fair value measurement hierarchy.
Financial Assets and Financial Liabilities Measured at Fair Value on a Recurring Basis
Investments in money market funds (as part of our cash and cash equivalents) have fair value measurements which are all based on quoted prices for identical assets or liabilities.
Our short-term investments consist of deposits with an original maturity beyond three months with financial institutions that have good credit ratings. The fair value of the deposits is determined with reference to quoted market prices in an active market for similar assets or discounted cash flow analysis.
The principal market in which we execute our derivative contracts is the institutional market in an over-the-counter environment with a high level of price transparency. The market participants usually are large commercial banks. The valuation inputs for our derivative contracts are based on quoted prices and quoting pricing intervals from public data sources; they do not involve management judgment.
The valuation technique used to determine the fair value of forward foreign exchange contracts (used for hedging purposes) approximates the NPV technique which is the estimated amount that a bank would receive or pay to terminate the forward foreign exchange contracts at the reporting date, taking into account current interest rates and current exchange rates.
The valuation technique used to determine the fair value of interest rate swaps (used for hedging purposes) is the NPV technique, which is the estimated amount that a bank would receive or pay to terminate the swap agreements at the reporting date, taking into account current interest rates.
Our Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Statement of Financial Position under derivative financial instruments and the carrying amounts of the Eurobonds are adjusted for the effective portion of these fair value changes only. For the actual aggregate carrying amount and the fair value of our Eurobonds, see Note 20.

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The following table presents our financial assets and financial liabilities that are measured at fair value on a recurring basis:

As of December 31, 2016	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR

Assets measured at fair value
Derivative financial instruments [1]	—	134,059	—	134,059
Money market funds [2]	2,151,969	—	—	2,151,969
Short-term investments [3]	—	1,150,000	—	1,150,000
Total	2,151,969	1,284,059	—	3,436,028

Liabilities measured at fair value
Derivative financial instruments [1]	—	113,900	—	113,900

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	3,386,213	—	—	3,386,213

1.	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 6.

2.	Money market funds are part of our cash and cash equivalents. See Note 18.

3.	Short-term investments consist of deposits with an original maturity longer than three months. See note 18.

4.	Long-term debt relates to Eurobonds. See Note 20.

As of December 31, 2015	Level 1	Level 2	Level 3	Total
(in thousands)	EUR	EUR	EUR	EUR

Assets measured at fair value
Derivative financial instruments [1]	—	133,803	—	133,803
Money market funds [2]	659,295	—	—	659,295
Short-term investments [3]	—	950,000	—	950,000
Total	659,295	1,083,803	—	1,743,098

Liabilities measured at fair value
Derivative financial instruments [1]	—	20,860	—	20,860

Assets and Liabilities for which fair values are disclosed
Long-term debt [4]	1,100,849	—	—	1,100,849

1.	Derivative financial instruments consist of forward foreign exchange contracts and interest rate swaps. See Note 6.

2.	Money market funds are part of our cash and cash equivalents. See Note 18.

3.	Short-term investments consist of deposits with an original maturity longer than three months. See note 18.

4.	Long-term debt relates to Eurobonds. See Note 20.
There were no transfers between levels during the years ended December 31, 2016 and December 31, 2015.
Assets and Liabilities Measured at Fair Value on a Non-recurring Basis
In 2016, we had no significant fair value measurements on a non-recurring basis. We did not recognize any impairment charges for goodwill and other intangible assets during 2016. See Notes 10 and 11 for more information. For fair value measurements in relation to the acquisition of HMI, we refer to Note 4.
6. Financial Risk Management
We are exposed to certain financial risks such as market risk (including foreign currency risk and interest rate risk), credit risk, liquidity risk and capital risk. Our overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potentially adverse effects on our financial performance. We use derivative financial instruments to hedge certain risk exposures. None of our transactions are entered into for trading or speculative purposes. We believe that market information is the most reliable and transparent measure for our derivative financial instruments that are measured at fair value.
Foreign Currency Risk Management
Our sales are predominately denominated in euros. Exceptions may occur on a customer by customer basis. Our cost of sales and other costs are mainly denominated in euros, to a certain extent in US dollars, Taiwanese dollars and Japanese yen and to a limited extent in other currencies. Therefore, we are exposed to foreign currency exchange risk.
It is our policy to hedge material transaction exposures, such as forecasted sales and purchase transactions, and material net remeasurement exposures, such as accounts receivable and payable. We hedge these exposures through the use of foreign exchange contracts.

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As of December 31, 2016, accumulated OCI includes EUR 10.4 million (2015: gain EUR 2.0 million) (net of taxes: 2016: EUR 9.3 million; 2015: EUR 1.8 million) representing the total anticipated gain to be released to cost of sales, which will offset the EUR equivalent of foreign currency denominated forecasted purchase transactions. All amounts are expected to be released over the next 12 months. As of December 31, 2016, accumulated OCI includes EUR 0.2 million (2015 and 2014: no amount), representing the total anticipated gain to be released to sales. The effectiveness of all contracts for which we apply hedge accounting is monitored on a quarterly basis throughout the life of the hedges. During 2015 and 2016, no ineffective hedge relationships were recognized.
As of December 31, 2016 an amount of EUR 2.8 million gain (2015: EUR 0.7 million loss) was recognized in accumulated OCI representing the effective portion of hedges on net investments.
Interest Rate Risk Management
We have interest-bearing assets and liabilities that expose us to fluctuations in market interest rates. We use interest rate swaps to align the interest-typical terms of interest-bearing liabilities with the interest-typical terms of interest-bearing assets. There may be residual interest rate risk to the extent the asset and liability positions do not fully offset.
As part of our hedging policy, we use interest rate swaps to hedge changes in fair value of our Eurobonds due to changes in market interest rates, thereby offsetting the variability of future interest receipts on part of our cash and cash equivalents. During 2016, these hedges were highly effective in hedging the fair value exposure to interest rate movements. The changes in fair value of the Eurobonds were included in the Consolidated Statement of Profit or Loss in the same period as the changes in the fair value of the interest rate swaps.
Furthermore, as part of our hedging policy, we use interest rate swaps to hedge the variability of future interest cash flows relating to certain of our operating lease obligations. During 2016, these hedges were highly effective in hedging the cash flow exposure to interest rate movements.
Financial Instruments
We use foreign exchange contracts to manage our foreign currency risk and interest rate swaps to manage our interest rate risk. The following table summarizes the notional amounts and estimated fair values of our derivative financial instruments:

As of December 31	2015		2016
(in thousands)	Notional amount EUR	Fair Value EUR	Notional amount EUR	Fair Value EUR

Forward foreign exchange contracts	898,227	(2,675)	1,311,599	(63,517)
Interest rate swaps	1,013,053	115,618	3,263,053	83,676

Sensitivity Analysis Financial Instruments
Foreign Currency Sensitivity
We are mainly exposed to fluctuations in exchange rates between the euro and the US dollar, the euro and Taiwanese dollar and the euro and the Japanese yen. The following table details our sensitivity to a 10.0 percent strengthening of foreign currencies against the euro. The sensitivity analysis includes foreign currency denominated monetary items outstanding and adjusts their translation at the period end for a 10.0 percent strengthening in foreign currency rates. A positive amount indicates an increase in net income or equity, as shown.

	2015		2016
(in thousands)	Impact on net income EUR	Impact on equity EUR	Impact on net income EUR	Impact on equity EUR

US dollar	(4,778)	22,834	(15,779)	17,527
Japanese yen	189	(7,495)	1,561	(399)
Taiwanese dollar	(3,690)	—	(6,959)	(23,385)
Other currencies	(2,473)	—	(1,887)	—
Total	(10,752)	15,339	(23,064)	(6,257)

It is our policy to limit the effects of currency exchange rate fluctuations on our Consolidated Statement of Profit or Loss. The increased effect on net income in 2016 compared with 2015 reflects our higher net exposure at year end 2016. The negative effect on net income as presented in the table above for 2016 is mainly attributable to timing differences between the arising and hedging of exposures.
The effects of the fair value movements of cash flow hedges, entered into for US dollar and Japanese yen transactions are recognized in equity. The US dollar and Japanese yen effect on equity in 2016 compared with 2015 is the result of an decrease in outstanding purchase hedges and increase in outstanding sales hedges.

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The effects of the fair value movements of net investment hedges, entered into for Taiwanese dollar are recognized in equity. This effect is offset by the translation adjustment on the net investment also recorded in equity. This offset is not included in the table above.
For a 10.0 percent weakening of the foreign currencies against the euro, there would be approximately an equal but opposite effect on net income and equity.
Interest Rate Sensitivity
The sensitivity analysis below has been determined based on the exposure to interest rates for both derivative financial and non-derivative financial instruments at the Statement of Financial Position date with the stipulated change taking place at the beginning of the financial year and held constant throughout the reporting period. The table below shows the effect of a 1.0 percentage point increase in interest rates on our net income and equity. A positive amount indicates an increase in net income and equity.

	2015		2016
(in thousands)	Impact on net income EUR	Impact on equity EUR	Impact on net income EUR	Impact on equity EUR

Effect of a 1.0 percent point increase in interest rates	24,486	622	7,524	295

The positive effect on net income mainly relates to our cash and cash equivalents and short-term investments. The positive effect on equity, is mainly attributable to the fair value movements of the interest rate swaps designated as cash flow hedges.
For a 1.0 percentage point decrease in interest rates there would be approximately an equal but opposite effect on net income and equity.
Credit Risk Management
Financial instruments that potentially subject us to significant concentration of credit risk consist principally of cash and cash equivalents, short-term investments, derivative financial instruments used for hedging activities, accounts receivable and finance receivables.
Cash and cash equivalents, short-term investments and derivative financial instruments contain an element of risk of the counterparties being unable to meet their obligations. Our risk management program focuses appropriately on the current environment of uncertainty in the financial markets. We invest our cash and cash equivalents and short-term investments in short-term deposits with financial institutions that have good credit ratings and in money market funds that invest in highly-rated short-term debt securities of financial institutions and governments. To mitigate the risk that our counterparties in hedging transactions are unable to meet their obligations, we enter into transactions with a limited number of major financial institutions that have good credit ratings and closely monitor their creditworthiness. Concentration risk is mitigated by limiting the exposure to each of the individual counterparties.
Our customers consist of IC manufacturers located throughout the world. We perform ongoing credit evaluations of our customers’ financial condition. We mitigate credit risk through additional measures, including the use of down payments, letters of credit, and contractual ownership retention provisions. Retention of ownership enables us to recover the systems in the event a customer defaults on payment.
Liquidity Risk Management
Our liquidity needs are affected by many factors, some of which are based on the normal on-going operations of the business, and others that relate to the uncertainties of the global economy and the semiconductor industry. Although our cash requirements fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our other sources of liquidity are sufficient to satisfy our current requirements, including our expected capital expenditures and repayment obligations in 2017. We intend to return cash to our shareholders on a regular basis in the form of dividend payments and, subject to our actual and anticipated liquidity requirements and other relevant factors, share buybacks or capital repayments.

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Our liquidity analysis of derivative financial instruments is as follows:

	Total	Less than 1 year	1-3 years	3-5 years	After 5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR

Cash outflows
Currency contracts	1,816,937	1,816,937	—	—	—
Interest rate swaps	392,829	29,672	54,909	78,282	229,966

Cash inflows
Currency contracts	1,748,893	1,748,893	—	—	—
Interest rate swaps	474,984	61,859	108,750	108,750	195,625

For interest rate swaps included in above table the amounts disclosed have been determined by reference to the projected interest rates as illustrated by the yield curves as at December 31, 2016.
For more information on our contractual obligations, including the liquidity analysis in relation to our borrowings, see Note 24. Additionally, other financial liabilities (including trade payables) are expected to be settled within one year.
Capital Risk Management
We manage our capital availability risk by maintaining a conservative financial policy that focuses on liquidity and financial stability throughout industry cycles. This is pursued by maintaining a capital structure that supports a solid investment grade credit rating.
7. Critical Accounting Judgments and Key Sources of Estimation Uncertainty
In the process of applying our accounting policies, management has made some judgments that have significant effect on the amounts recognized in the Consolidated Financial Statements.
Our discussion and analysis of our financial condition and results of operations are based upon our Consolidated Financial Statements, which have been prepared in conformity with IFRS-EU. The preparation of our Consolidated Financial Statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities on the dates of the Consolidated Statement of Financial Position, and the reported amounts of net sales and costs during the reported periods. Actual results could differ from those estimates. We evaluate our estimates continuously and we base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. Actual results may differ from these estimates if the assumptions prove incorrect. To the extent there are material differences between actual results and these estimates, our future results could be materially and adversely affected. We believe that the accounting policies described below require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements. Our most critical accounting estimates include:

•	Revenue Recognition;

•	Business Combinations;

•	Inventories;

•	Income Taxes;

•	Contingencies and Litigation;

•	Impairment of Tangible and Intangible Assets; and

•	Capitalization of Development Expenditures.
8. Earnings per Share
Basic net income per ordinary share is calculated by dividing net income by the weighted average number of ordinary shares outstanding for that period. The dilutive effect is calculated using the treasury stock method. Excluded from the diluted weighted average number of shares outstanding calculation are cumulative preference shares contingently issuable to the preference share foundation, since they represent a different class of stock than the ordinary shares.

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The basic and diluted net income per ordinary share has been calculated as follows:

Year ended December 31	2015	2016
(in thousands, except per share data)	EUR	EUR

Net income	1,619,489	1,556,942

Weighted average number of shares outstanding	430,639	425,598
Basic net income per ordinary share	3.76	3.66

Weighted average number of shares outstanding:	430,639	425,598
Plus shares applicable to:
Options and conditional shares	2,005	2,086

Dilutive potential ordinary shares	2,005	2,086
Diluted weighted average number of shares	432,644	427,684
Diluted net income per ordinary share [1]	3.74	3.64

1.
The calculation of diluted net income per ordinary share assumes the exercise of options issued under our stock option plans and the issuance of shares under our share plans for periods in which exercises or issuances would have a dilutive effect. The calculation of diluted net income per ordinary share does not assume exercise of such options or issuance of shares when such exercises or issuance would be anti-dilutive.

9. Property, Plant and Equipment
Property, plant and equipment consist of the following:

(in thousands)	Land and buildings EUR	Machinery and equipment EUR	Leasehold improvements EUR	Furniture, fixtures and other equipment EUR	Total EUR
Cost
Balance at January 1, 2015	1,269,488	799,709	231,810	303,090	2,604,097
Additions	154,505	246,332	12,438	46,352	459,627
Disposals	(1,346)	(117,250)	(451)	(3,920)	(122,967)
Effect of changes in exchange rates	27,438	35,153	1,748	2,962	67,301
Balance at December 31, 2015	1,450,085	963,944	245,545	348,484	3,008,058
Acquisitions through business combinations	23,851	26,041	1,263	913	52,068
Additions	75,283	203,801	6,745	30,356	316,185
Disposals	(3,226)	(82,268)	(906)	(26,551)	(112,951)
Effect of changes in exchange rates	10,537	21,617	1,556	5,808	39,518
Balance at December 31, 2016	1,556,530	1,133,135	254,203	359,010	3,302,878

Accumulated depreciation and impairment
Balance at January 1, 2015	296,099	426,832	192,243	241,400	1,156,574
Depreciation	75,918	123,269	16,078	27,784	243,049
Impairment charges	—	2,287	—	—	2,287
Disposals	(115)	(44,189)	(439)	(3,902)	(48,645)
Effect of changes in exchange rates	10,459	21,202	605	1,849	34,115
Balance at December 31, 2015	382,361	529,401	208,487	267,131	1,387,380
Depreciation	88,427	155,660	15,685	31,041	290,813
Impairment charges	1,712	655	169	930	3,466
Disposals	(2,482)	(55,630)	(307)	(26,492)	(84,911)
Effect of changes in exchange rates	4,547	12,783	738	825	18,893
Balance at December 31, 2016	474,565	642,869	224,772	273,435	1,615,641

Carrying amount
December 31, 2015	1,067,724	434,543	37,058	81,353	1,620,678
December 31, 2016	1,081,965	490,266	29,431	85,575	1,687,237
Property, plant and equipment include amounts recorded as a result of the acquisition of HMI. For more information with respect to business combinations, see Note 4.

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As of December 31, 2016, the carrying amount includes assets under construction for land and buildings of EUR 32.7 million (2015: EUR 64.7 million), machinery and equipment of EUR 30.0 million (2015: EUR 47.3 million), leasehold improvements of EUR 1.7 million (2015: EUR 7.8 million) and furniture, fixtures and other equipment of EUR 6.2 million (2015: EUR 14.9 million).
As of December 31, 2016, the carrying amount of land amounts to EUR 96.3 million (2015: EUR 88.0 million).
As of December 31, 2016, the carrying amount of machinery and equipment includes an amount of EUR 17.0 million with respect to evaluation and operating lease systems (2015: EUR 23.5 million).
The majority of the additions in 2016 in property, plant and equipment relates to operating leases to customers, prototypes, evaluation and training systems and the expansion and upgrades of facilities.
The majority of additions in 2016 in machinery and equipment relates to operating leases to customers, prototypes, evaluation and training systems which are similar to those that ASML sells in its ordinary course of business. These systems are capitalized under property, plant and equipment because these are held for own use, for operating lease and for evaluation purposes. These are recorded at cost and depreciated over their expected useful life taking into consideration their residual value. From the time that these assets are no longer held for own use but intended for sale in the ordinary course of business, they are reclassified from property, plant and equipment to inventory at their carrying value.
An amount of EUR 21.6 million (2015: EUR 91.0 million) of the additions in property, plant and equipment relates to non-cash transfers from inventory. Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statement of Cash Flows.
An amount of EUR 22.8 million (2015: EUR 72.7 million) of the disposal of property, plant and equipment relates to non-cash transfers to inventory. When sold, the proceeds and cost of these systems are recorded as net sales and cost of sales, respectively, identical to the treatment of other sales transactions. The cost of sales for these systems includes the inventory value and the additional costs of refurbishing (materials and labor). Since the transfers between inventory and property, plant and equipment are non-cash events, these are not reflected in the Consolidated Statement of Cash Flows.
During 2016, we recorded depreciation charges of EUR 290.8 million (2015: EUR 243.0 million) of which we recorded EUR 187.9 million (2015: EUR 191.7 million) in cost of sales, EUR 76.8 million (2015: EUR 19.7 million) in R&D costs and EUR 26.1 million (2015: EUR 31.6 million) in SG&A costs.
Special Purpose Entity
The carrying amount of land and buildings includes an amount of EUR 26.6 million (2015: EUR 28.1 million) relating to our headquarters in Veldhoven, the Netherlands, which is ultimately owned by Koppelenweg I B.V., a SPE.
As of 2003, we are leasing the Veldhoven headquarters for a period of 15 years from an entity ("lessor") that was incorporated by the SPE Shareholders. The lessor’s equity amounts to EUR 1.9 million and has not changed since 2003.
The SPE Shareholders each granted a loan of EUR 11.6 million and a fourth bank granted a loan of EUR 12.3 million (EUR 47.1 million in total) to the parent of the lessor. ASML provided the parent of the lessor with a subordinated loan of EUR 5.4 million and has a purchase option that is exercisable either at the end of the lease in 2018, at a price of EUR 24.5 million, or during the lease at a price equal to the book value of the assets. The total assets of the lessor entity amounted to EUR 54.5 million at inception of the lease. The entity is determined to be a SPE because the equity investors do not have sufficient equity at risk for the legal entity to finance its activities without sufficient additional subordinated support.
The primary purpose for which the SPE was created was to provide ASML with use of the building for 15 years, where ASML does not retain substantially all the risks and rewards from changes in value of the building. The main activities of the entity are to rent, re-market and ultimately sell the building that is owned by the SPE. The economic performance of the SPE is most significantly impacted by the ability of the lessee (ASML) to exercise the purchase option at any time during the lease term, and thus we could potentially benefit from increases in the fair value of the building.
While the debt holders have an interest, and may absorb losses, and the equity holders have an interest and may receive benefits, they do not have the power to direct activities that most significantly impact the entity’s economic performance and therefore, cannot be the primary beneficiary. Through the pre-determined price of the call option ASML has the power over the SPE, therefore only ASML meets both the power and losses/benefit criterion and consolidates the SPE.

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10. Goodwill
Changes in goodwill are summarized as follows:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Cost
Balance, January 1	2,378,421	2,647,809
Acquisitions through business combinations	—	2,115,130
Effect of changes in exchange rates	269,388	135,405
Balance at end of year	2,647,809	4,898,344

Goodwill is tested for impairment annually at the start of the fourth quarter and whenever events or changes in circumstances indicate that the carrying amount of the goodwill may not be recoverable.
Goodwill mainly results from the acquisitions of Cymer and HMI. Within ASML we have identified two CGUs, which are CGU ASML and CGU CLS.
As of December 31, 2016 the goodwill allocated to CGU ASML amounts to EUR 4,377.4 million (2015: EUR 2,152.3 million) and for CGU CLS this amounts to EUR 520.9 million (2015: EUR 495.5 million).
For 2016 and 2015, the Recoverable Amounts of the CGUs are based on value in use calculations. The value in use calculations were performed by discounting the future cash flows generated from the continuing use of the CGUs. Cash flows beyond the forecasted period of five years have been extrapolated using a 0 percent growth rate.
The pre-tax WACC used to determine the expected discounted future cash flows is 10.2 percent for CGU ASML and 12.4 percent for CGU CLS.
Based on the recoverability testing during the annual goodwill impairment test, we believe that the Recoverable Amounts of the CGUs significantly exceed their carrying amounts, and therefore goodwill was not impaired as of December 31, 2016.

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11. Other Intangible Assets
As of December 31, 2016 other intangible assets consist of development expenditures, brands, intellectual property, developed technology, customer relationships, and other. Development expenditures, brands, developed technology, customer relationships and other were partly obtained from the acquisitions of HMI (2016), Cymer (2013) and Brion (2007).
Other intangible assets consist of the following:

(in thousands)	Development expenditures EUR	Brands EUR	Intellectual property EUR	Developed technology EUR	Customer relationships EUR	Other EUR	Total EUR
Cost
Balance at January 1, 2015	1,948,523	14,175	61,860	505,642	182,703	2,231	2,715,134
Additions	370,295	—	1,108	—	—	—	371,403
Effect of changes in exchange rates	35,632	1,610	—	51,853	19,755	—	108,850
Balance at December 31, 2015	2,354,450	15,785	62,968	557,495	202,458	2,231	3,195,387
Acquisitions through business combinations	—	23,601	—	541,663	40,798	573	606,635
Additions	399,729	—	250	—	—	14,646	414,625
Disposals	(185,845)	—	(1,866)	—	—	—	(187,711)
Transfers	(139,426)			139,426
Effect of changes in exchange rates	29,620	809	—	26,063	9,929	4	66,425
Balance at December 31, 2016	2,458,528	40,195	61,352	1,264,647	253,185	17,454	4,095,361

Accumulated amortization
Balance at January 1, 2015	862,838	1,125	52,812	102,047	23,983	2,231	1,045,036
Amortization	63,058	774	3,145	36,465	10,790	—	114,232
Effect of changes in exchange rates	8,784	143	—	6,723	1,955	—	17,605
Balance at December 31, 2015	934,680	2,042	55,957	145,235	36,728	2,231	1,176,873
Amortization	146,670	978	3,124	46,709	11,164	1,539	210,184
Disposals	(185,845)	—	(1,226)	—	—	—	(187,071)
Effect of changes in exchange rates	3,655	153	—	7,184	2,090	1	13,083
Balance at December 31, 2016	899,160	3,173	57,855	199,128	49,982	3,771	1,213,069

Carrying amount
December 31, 2015	1,419,770	13,743	7,011	412,260	165,730	—	2,018,514
December 31, 2016	1,559,368	37,022	3,497	1,065,519	203,203	13,683	2,882,292

Development expenditures mainly relate to the capitalized expenditures regarding our core programs: EUV, immersion and Holistic Lithography.
Of our other intangibles at December 31, 2016 EUR 1,559.4 million have been generated internally (December 31, 2015: EUR 1,280.4 million). These intangibles are all included in the category Development Expenditures. As of September 1, 2016, we commenced amortization of our in-process R&D which were obtained from the acquisition of Cymer (2013) and transferred the full amount to developed technology. We determined amortization period to be 12 years based on its useful life.
The weighted-average amortization period for the total finite-lived other intangible assets acquired, as a result of the acquisition of HMI, is 15.1 years.
The weighted-average amortization period for the finite lived other intangible assets acquired, as a result of the acquisition of HMI, by major intangible asset class is as follows:

(in years)	Brands	Developed technology	Customer relationships

Weighted-average amortization period	20.0	15.0	15.0

Acquired finite-lived other intangible assets are amortized on a straight-line basis not taking into account any residual value.
For more information with respect to business combinations, see Note 4.
During 2016, we recorded amortization charges of EUR 210.2 million (2015: EUR 114.2 million) which were recorded in cost of sales for EUR 207.7 million (2015: EUR 112.1 million) and in R&D costs for EUR 2.5 million (2015: EUR 2.1 million).

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As of December 31, 2016, the other intangible assets not yet available for use as included in the development expenditures amount to EUR 246.1 million (2015: EUR 1,216.8 million) and are allocated to CGU ASML for EUR 235.8 million and to CGU CLS for EUR 10.3 million. The decrease in other intangible assets not yet available for use mainly relates to EUV.
During 2016 and 2015, we did not record any impairment charges for other intangible assets.
During 2016, we capitalized borrowing costs for EUR 12.8 million, using a capitalization rate of 1.15 percent (2015: capitalized borrowing costs EUR 14.6 million; capitalization rate used 1.65 percent).
As of December 31, 2016, the estimated amortization expenses for other intangible assets, for the next five years and thereafter, are as follows:

(in thousands)	EUR
2017	414,753
2018	398,370
2019	397,228
2020	388,313
2021	298,632
Thereafter	984,996
Total	2,882,292

12. Financial Instruments by Category
The accounting policies for financial instruments have been applied to the line items below and represent the fair value of these financial instruments:

As of December 31, 2016	Financial assets at fair value through profit or loss	Loans and receivables	Total
(in thousands)	EUR	EUR	EUR
Assets as per statement of financial position date
Derivative financial instruments	134,059	—	134,059
Accounts receivable	—	700,206	700,206
Finance receivables	—	564,616	564,616
Other non-current and current assets	—	277,775	277,775
Short-term investments	—	1,150,000	1,150,000
Cash and cash equivalents	2,151,969	754,899	2,906,868
Total	2,286,028	3,447,496	5,733,524

As of December 31, 2016	Financial liabilities at fair value through profit or loss	Other financial liabilities	Total
(in thousands)	EUR	EUR	EUR
Liabilities as per statement of financial position date
Long-term debt [1]	—	3,319,465	3,319,465
Derivative financial instruments	113,900	—	113,900
Accrued and other liabilities	—	601,035	601,035
Accounts payable	—	593,197	593,197
Total	113,900	4,513,697	4,627,597

1.
Long-term debt includes our Eurobonds. Because the Eurobonds serve as hedged item in a fair value hedge relationship, the carrying amount is adjusted for fair value changes as a result of changes in market interest rates. See Note 20.

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As of December 31, 2015	Financial assets at fair value through profit or loss	Loans and receivables	Total
(in thousands)	EUR	EUR	EUR
Assets as per statement of financial position date
Derivative financial instruments	133,803	—	133,803
Accounts receivable	—	803,696	803,696
Finance receivables	—	404,559	404,559
Other non-current and current assets	—	198,041	198,041
Short-term investments	—	950,000	950,000
Cash and cash equivalents	659,295	1,799,422	2,458,717
Total	793,098	4,155,718	4,948,816

As of December 31, 2015	Financial liabilities at fair value through profit or loss	Other financial liabilities	Total
(in thousands)	EUR	EUR	EUR
Liabilities as per statement of financial position date
Long-term debt [1]	—	1,129,685	1,129,685
Derivative financial instruments	20,860	—	20,860
Accrued and other liabilities	—	675,095	675,095
Accounts payable	—	418,894	418,894
Total	20,860	2,223,674	2,244,534

1.
Long-term debt includes our Eurobonds. Because the Eurobonds serve as hedged item in a fair value hedge relationship, the carrying amount is adjusted for fair value changes as a result of changes in market interest rates. See Note 20.

See Note 5 for the fair value measurement hierarchy.
The carrying amounts of the accounts receivable, finance receivables and other assets approximate their fair value.
The amounts reflected above represent our maximum exposure to credit risk for financial assets. See Note 6 for credit risk management in relation to our financial assets.
13. Derivative Financial Instruments
The derivative financial instruments consist of the following:

	2015		2016
As of December 31	Assets	Liabilities	Assets	Liabilities
(in thousands)	EUR	EUR	EUR	EUR
Interest rate swaps — cash flow hedges	—	2,716	—	1,703
Interest rate swaps — fair value hedges	118,334	—	120,025	34,646
Forward foreign exchange contracts — cash flow hedges	2,932	1,288	10,746	359
Forward foreign exchange contracts — net investment hedge	—	738	2,831	—
Forward foreign exchange contracts — no hedge accounting	12,537	16,118	457	77,192
Total	133,803	20,860	134,059	113,900

Less non-current portion:
Interest rate swaps - cash flow hedges	—	1,878	—	567
Interest rate swaps - fair value hedges	81,777	—	89,516	37,496
Total non-current portion	81,777	1,878	89,516	38,063

Total current portion	52,026	18,982	44,543	75,837

The fair value part of a hedging derivative financial instrument that has a remaining term of 12 months or less after Statement of Financial Position date is classified as current asset or liability. When the fair value part of a hedging derivative has a term of more than 12 months after Statement of Financial Position date, it is classified as non-current asset or liability.
For further information regarding our derivative financial instruments, see Note 5.

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Foreign Exchange Contracts
The notional principal amounts of the outstanding forward foreign exchange contracts in the main currencies US dollar, Japanese yen and Taiwanese dollar at December 31, 2016 are USD 965.0 million, JPY 1.5 billion and TWD 14.6 billion (2015: USD 517.5 million, JPY 34.7 billion and TWD 4.3 billion).
The hedged highly probable forecasted transactions denominated in foreign currency are expected to occur at various dates during the coming 12 months. Gains and losses recognized in OCI on forward foreign exchange contracts as of December 31, 2016 will be recognized in the Consolidated Statement of Profit or Loss in the period during which the hedged forecasted transactions affect the Consolidated Statement of Profit or Loss.
In 2016, we recognized a net amount of EUR 2.4 million loss (2015: EUR 22.0 million gain) in the Consolidated Statement of Profit or Loss resulting from effective cash flow hedges for forecasted sales and purchase transactions that occurred in the year. Furthermore, we recognized a net amount of EUR 81.2 million loss in the Consolidated Statement of Profit or Loss resulting from derivative financial instruments measured at fair value through profit or loss (2015: EUR 129.9 million loss), which is almost fully offset by the revaluation of the hedged monetary items.
Interest Rate Swaps
The notional principal amount of the outstanding interest rate swap contracts as of December 31, 2016 was EUR 3,263.1 million (2015: EUR 1,013.1 million).
14. Other Assets
Other current assets consist of the following:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Advance payments to Carl Zeiss SMT	75,059	71,908
Prepaid expenses	125,378	117,705
Operations to be invoiced	79,803	101,292
VAT	61,332	61,565
Other assets	33,895	89,139
Other current assets	375,467	441,609

Carl Zeiss SMT is our single supplier of main optical systems (lenses, mirrors, illuminators, collectors and other critical optical components) and, from time to time, receives non-interest bearing advance payments from us that support Carl Zeiss SMT's work-in-process, thereby securing lens and optical module deliveries to us. Amounts owed under these advance payments are settled through future lens or EUV optical component deliveries.
Other non-current assets consist of the following:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Advance payments to Carl Zeiss SMT	305,642	305,714
Compensation plan assets [1]	31,393	38,031
Prepaid expenses	6,876	6,083
Subordinated loan granted to lessor in respect of Veldhoven headquarters [2]	5,445	5,445
Other assets	19,749	22,202
Other non-current assets	369,105	377,475

1.	For further details on compensation plan assets see Note 23.

2.	For further details on the loan granted to lessor in respect of Veldhoven headquarters see Note 9.
The carrying amount of the non-current and current other assets approximates the fair value.

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15. Inventories
Inventories consist of the following:

As of December 31	2015	2016
(in thousands)	EUR	EUR
Raw materials	588,277	674,733
Work-in-process	1,370,934	1,415,452
Finished products	1,029,535	1,073,404

Inventories, gross	2,988,746	3,163,589
Allowance for obsolescence and/or lower market value	(415,016)	(382,711)
Inventories, net	2,573,730	2,780,878

The increase in inventory in 2016 compared to 2015 is mainly caused by the acquisition of HMI.
A summary of activity in the allowance for obsolescence and/or lower market value is as follows:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR
Balance at beginning of year	(311,382)	(415,016)
Addition for the year	(211,801)	(73,035)
Effect of changes in exchange rates	(10,451)	(5,300)
Utilization of the provision	118,618	110,640
Balance at end of year	(415,016)	(382,711)

In 2016, the addition for the year is recorded in cost of sales EUR 69.2 million and in R&D costs EUR 3.8 million (2015: cost of sales EUR 206.7 million and R&D costs EUR 5.1 million). The 2016 addition for the year mainly relates to inventory items which became obsolete due to technological developments and design changes.
Utilization of the provision mainly relates to the scrapping of obsolete inventories.
The cost of inventories recognized as costs and included in cost of sales amounted to EUR 2,697.3 million (2015: EUR 2,487.6 million).
16. Finance Receivables
Finance receivables consist of receivables in relation to finance leases and non-current accounts receivable. The following table lists the components of the finance receivables as of December 31, 2016 and 2015:

As of December 31	2015	2016
(in thousands)	EUR	EUR
Finance receivables, gross	411,654	569,723
Unearned interest	(7,095)	(5,107)
Finance receivables, net	404,559	564,616
Current portion of finance receivables, gross	285,966	450,688
Current portion of unearned interest	(5,443)	(3,304)
Non-current portion of finance receivables, net	124,036	117,232

The increase in finance receivables as of December 31, 2016 compared to December 31, 2015 was caused by an increased number and more high-end finance leases compared to prior year and an increase in non-current accounts receivable.

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As of December 31, 2015 and 2016, the minimum lease payments and present value of minimum lease payments is as follows:

	Minimum lease payments		Present value of minimum lease payments
As of December 31	2015	2016	2015	2016
(in thousands)	EUR	EUR	EUR	EUR
Not later than one year	285,966	450,688	280,523	447,384
Later than one year and not later than five years	125,688	119,035	124,036	117,232
	411,654	569,723	404,559	564,616
Less: unearned interest	(7,095)	(5,107)	n/a	n/a
Present value of minimum lease payments receivable	404,559	564,616	404,559	564,616

We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether a provision for credit losses is needed by considering factors such as historical payment experience, credit quality, the aging of the finance receivables balances, and current economic conditions that may affect a customer’s ability to pay. In 2016 and 2015 we did not record any expected credit losses from finance receivables. As of December 31, 2016, the finance receivables were neither past due nor impaired.
17. Accounts Receivable
Accounts receivable consist of the following:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Accounts receivable, gross	809,299	702,368
Allowance for doubtful receivables	(5,603)	(2,162)
Accounts receivable, net	803,696	700,206

The decrease in accounts receivable as of December 31, 2016 compared to December 31, 2015 was mainly caused by relatively high payments received from customers prior to year-end 2016.
The carrying amount of the accounts receivable approximates the fair value. We perform ongoing credit evaluations on our customers’ financial condition. We periodically review whether a provision for credit losses is needed by considering factors such as historical payment experience, credit quality, aging of the accounts receivable balances, and current economic conditions that may affect a customer’s ability to pay.
The main part of the carrying value of accounts receivable as of December 31, 2016 consists of euro and Japanese yen balances.
Accounts receivable are impaired and provided for on an individual basis. As of December 31, 2016, accounts receivable of EUR 98.4 million (2015: EUR 70.6 million) were past due but not impaired. These balances are still considered to be recoverable because they relate to customers for whom there is no recent history of default and there has not been a significant change in credit quality. The table below shows the aging analysis of the accounts receivable that are up to three months past due and over three months past due. Accounts receivable are past due when the payment term has expired.

As of December 31	2015	2016
(in thousands)	EUR	EUR

Up to three months past due	45,047	61,077
Over three months past due	31,192	39,499
Total past due	76,239	100,576

We provided extended payment terms to some of our customers. The average days outstanding decreased to 38 days in 2016 from 47 days in 2015.

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Movements of the allowance for doubtful receivables are as follows:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Balance at beginning of year	(2,070)	(5,603)
Addition for the year [1]	(3,870)	(3,161)
Effect of changes in exchange rates	(131)	(3)
Utilization of the provision	468	6,605
Balance at end of year	(5,603)	(2,162)

1.	The addition for the year is recorded in cost of sales.
In 2016 and 2015, we did not record any expected credit losses for accounts receivable on system sales.
18. Cash and Cash Equivalents and Short-term Investments
Cash and cash equivalents at December 31, 2016 include deposits with financial institutions that have good credit ratings of EUR 100.0 million (2015: EUR 1,423.0 million), investments in money market funds that invest in debt securities of financial institutions that have good credit ratings and governments of EUR 2,152.0 million (2015: EUR 659.3 million) and interest-bearing bank accounts of EUR 654.9 million (2015: EUR 376.4 million). Our cash and cash equivalents are predominantly denominated in euros and partly in US dollars and Taiwanese dollars.
Cash and cash equivalents have insignificant interest rate risk and remaining maturities of three months or less at the date of acquisition. Except for an amount of EUR 5.4 million (2015: EUR 5.3 million), no restrictions on usage of cash and cash equivalents exist. The carrying amount of these assets approximates their fair value.
Short-term investments have insignificant interest rate risk and remaining maturities longer than three months but less than one year at the date of acquisition.
Short-term investments consist of the following:

As of December 31, 2016	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis
(in thousands)

Deposits	1,150,000	—	—	1,150,000
Total	1,150,000	—	—	1,150,000

As of December 31, 2015	Cost basis	Unrealized Gains	Unrealized Losses	Recorded Basis
(in thousands)
Deposits	950,000	—	—	950,000
Total	950,000	—	—	950,000

19. Equity
Share Capital
ASML’s authorized share capital amounts to EUR 126.0 million and is divided into:

•	700,000,000 Cumulative Preference Shares with a nominal value of EUR 0.09 each;

•	699,999,000 Ordinary Shares with a nominal value of EUR 0.09 each; and

•	9,000 Ordinary Shares B with a nominal value of EUR 0.01 each.
As of December 31, 2016, 439,199,514 ordinary shares with a nominal value of EUR 0.09 each were issued and fully paid up; this includes 9,258,282 treasury shares. No ordinary shares B and no cumulative preference shares have been issued.
Shares Issued as a Result of the Acquisition of HMI
ASML and HMI completed the merger pursuant to which ASML acquired HMI on November 22, 2016. As part of the transaction, HEC and certain HMI officers have also agreed to (re)invest in ASML part of the proceeds to be received by them from selling their HMI shares in the transaction, underscoring their belief in the strategic rationale for the transaction and their commitment to the combined businesses going forward. Accordingly, ASML has issued a total number of 5,866,001 ordinary shares for an aggregate amount of EUR 580.6 million.

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Our BoM has the power to issue ordinary shares and cumulative preference shares insofar as the BoM has been authorized to do so by the General Meeting of Shareholders. The BoM requires approval of the SB for such an issue. The authorization by the General Meeting of Shareholders can only be granted for a certain period not exceeding five years and may be extended for no longer than five years on each occasion. In case the General Meeting of Shareholders has not authorized the BoM to issue shares, the General Meeting of Shareholders shall have the power to issue shares upon the proposal of the BoM, provided that the SB has approved such proposal.
Shares Issued in Relation to Share-based Compensation
We have adopted various share and option plans for our employees. Whenever ordinary shares have to be delivered pursuant to these plans, we typically deliver treasury shares that we purchase in share buy-back programs for this purpose. Because these treasury shares were no longer available in the course of 2014, we issued new ordinary shares from time to time to meet our delivery obligations under the plans. In 2016, we issued no new ordinary shares in relation to our ESOPs. The aggregate fair value of the new ordinary shares issued is EUR 0.0 million in 2016 (2015: EUR 36.9 million). Fair value is determined on the closing price of our ordinary shares at Amsterdam Euronext at the date of respective issuance.
Ordinary Shares
An ordinary share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders. Each ordinary share consists of 900 fractional shares. Fractional shares entitle the holder thereof to a fractional dividend but do not entitle the holder thereof to voting rights. Only those persons who hold shares directly in the share register in the Netherlands, held by us at our address at 5504 DR Veldhoven, de Run 6501, the Netherlands, or in the New York share register, held by JP Morgan Chase Bank, N.A., P.O. Box 64506, St. Paul, MN 55164-0506, United States, can hold fractional shares. Persons who hold ordinary shares through the deposit system under the Dutch Securities Bank Giro Transactions Act (Wet giraal effectenverkeer; the Giro Act) maintained by the Dutch central securities depository Euroclear Nederland or through the DTC cannot hold fractional shares. At our 2016 AGM, the BoM was authorized from April 29, 2016 through October 29, 2017, subject to the approval of the SB, to issue shares and/or rights thereto representing up to a maximum of 5.0 percent of our issued share capital at April 29, 2016, plus an additional 5.0 percent of our issued share capital at April 29, 2016 that may be issued in connection with mergers, acquisitions and/or (strategic) alliances. At our 2017 AGM, our shareholders will be asked to extend this authority through October 26, 2018.
Holders of ASML’s ordinary shares have a preemptive right, in proportion to the aggregate nominal amount of the ordinary shares held by them. This preemptive right may be restricted or excluded. Holders of ordinary shares do not have preemptive right with respect to any ordinary shares issued for consideration other than cash or ordinary shares issued to employees. If authorized for this purpose by the General Meeting of Shareholders, the BoM has the power subject to approval of the SB, to restrict or exclude the preemptive rights of holders of ordinary shares. At our 2016 AGM, our shareholders authorized the BoM through October 29, 2017, subject to approval of the SB, to restrict or exclude preemptive rights of holders of ordinary shares up to a maximum of 10 percent of our issued share capital. At our 2017 AGM, our shareholders will be asked to extend this authority through October 26, 2018.
Ordinary Shares B
The articles of association provide for 9,000 ordinary shares B with a nominal value of EUR 0.01. Each ordinary share B entitles the holder thereof to cast one vote at the General Meeting of Shareholders. Holders of fractional shares had the opportunity, until July 31, 2013, to convert fractional shares into ordinary shares B to obtain voting rights with respect to those fractional shares. No ordinary shares B have been issued.
Cumulative Preference Shares
In 1998, we granted the Preference Share Option to the Foundation. This option was amended and extended in 2003 and 2007. A third amendment to the option agreement between the Foundation and ASML became effective on January 1, 2009, to clarify the procedure for the repurchase and cancellation of the preference shares when issued.
The nominal value of the cumulative preference shares amounts to EUR 0.09 and the number of cumulative preference shares included in the authorized share capital is 700,000,000. A cumulative preference share entitles the holder thereof to cast nine votes in the General Meeting of Shareholders.
The Foundation may exercise the Preference Share Option in situations where, in the opinion of the Board of Directors of the Foundation, ASML’s interests, ASML’s business or the interests of ASML’s stakeholders are at stake. This may be the case if a public bid for ASML’s shares has been announced or has been made, or the justified expectation exists that such a bid will be made without any agreement having been reached in relation to such a bid with ASML. The same may apply if one shareholder, or more shareholders acting in concert, hold a substantial percentage of ASML’s issued ordinary shares without making an offer or if, in the opinion of the Board of Directors of the Foundation, the (attempted) exercise of the voting rights by one shareholder or more shareholders, acting in concert, is materially in conflict with ASML’s interests, ASML’s business or ASML’s stakeholders.

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The objectives of the Foundation are to look after the interests of ASML and of the enterprises maintained by ASML and of the companies which are affiliated in a group with ASML, in such a way that the interests of ASML, of those enterprises and of all parties concerned are safeguarded in the best possible way, and influences in conflict with these interests which might affect the independence or the identity of ASML and those companies are deterred to the best of the Foundation’s ability, and everything related to the above or possibly conducive thereto. The Foundation seeks to realize its objects by the acquiring and holding of cumulative preference shares in the capital of ASML and by exercising the rights attached to these shares, particularly the voting rights attached to these shares.
The Preference Share Option gives the Foundation the right to acquire a number of cumulative preference shares as the Foundation will require, provided that the aggregate nominal value of such number of cumulative preference shares shall not exceed the aggregate nominal value of the ordinary shares that have been issued at the time of exercise of the Preference Share Option for a subscription price equal to their nominal value. Only one-fourth of the subscription price would be payable at the time of initial issuance of the cumulative preference shares, with the other three-fourths of the nominal value only being payable when we call up this amount. Exercise of the preference share option could effectively dilute the voting power of the outstanding ordinary shares by one-half.
Cancellation and repayment of the issued cumulative preference shares by ASML requires the authorization by the General Meeting of Shareholders of a proposal to do so by the BoM approved by the SB. If the Preference Share Option is exercised and as a result cumulative preference shares are issued, ASML, at the request of the Foundation, will initiate the repurchase or cancellation of all cumulative preference shares held by the Foundation. In that case ASML is obliged to effect the repurchase and cancellation respectively as soon as possible. A cancellation will have as a result a repayment of the amount paid and exemption from the obligation to pay up on the cumulative preference shares. A repurchase of the cumulative preference shares can only take place when such shares are fully paid up.
If the Foundation does not request ASML to repurchase or cancel all cumulative preference shares held by the Foundation within 20 months after issuance of these shares, we will be obliged to convene a General Meeting of Shareholders in order to decide on a repurchase or cancellation of these shares.
The Foundation is independent of ASML. The Board of Directors of the Foundation comprises four independent members from the Dutch business and academic communities. The members of the Board of Directors of the Foundation are: Mr. H. Bodt, Mr. M.W. den Boogert, Mr. J.M. de Jong and Mr. A.H. Lundqvist.
Other Reserves
ASML is a company incorporated under Dutch Law. In accordance with the Dutch Civil Code, other reserves consist of legal reserves that have to be established in certain circumstances. The legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures. Legal reserves are not available for distribution to our shareholders. If the currency translation reserve or the hedging reserve has a negative balance, distributions to our shareholders are restricted to the extent of the negative balance.

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Changes in other reserves during 2016 and 2015 were as follows:

	Hedging reserve	Currency translation reserve	Reserve for capitalized development expenditures	Total
(in thousands)	EUR	EUR	EUR	EUR

Balance at January 1, 2015	11,857	18,930	946,259	977,046
Components of statement of comprehensive income:
Foreign currency translation:
Gain (loss) on foreign currency translation	—	298,017	—	298,017
Financial instruments, net of taxes:
Gain (Loss) on derivative financial instruments	9,872	—	—	9,872
Transfers to net income	(21,995)	—	—	(21,995)
Development expenditures	—	—	307,237	307,237
Currency translation on development expenditures	—	(26,848)	26,848	—
Balance at December 31, 2015	(266)	290,099	1,280,344	1,570,177
Components of statement of comprehensive income:
Foreign currency translation:
Gain (loss) on foreign currency translation	—	140,087	—	140,087
Financial instruments, net of taxes:
Gain (loss) on derivative financial instruments	5,990	—	—	5,990
Transfers to net income	2,410	—	—	2,410
Development expenditures	—	—	253,059	253,059
Currency translation on development expenditures	—	(25,965)	25,965	—
Balance at December 31, 2016	8,134	404,221	1,559,368	1,971,723

Exchange rate differences relating to the translation from our foreign subsidiaries into euro are recognized in the currency translation reserve. Gains and losses on hedging instruments that are designated as hedges of net investments in foreign operations are included in the currency translation reserve.
Hedging reserve represents hedging gains and losses on the effective portion of cash flow hedges.
Appropriation of Net Income
As part of our financing policy, we aim to pay an annual dividend that will be stable or growing over time. Annually, the BoM will, upon prior approval from the SB, submit a proposal to the AGM with respect to the amount of dividend to be declared with respect to the prior year. The dividend proposal in any given year will be subject to the availability of distributable profits or retained earnings and may be affected by, among other factors, the BoM’s views on our potential future liquidity requirements, including for investments in production capacity, the funding of our R&D programs and for acquisition opportunities that may arise from time to time; and by future changes in applicable income tax and corporate laws. Accordingly, it may be decided to propose not to pay a dividend or to pay a lower dividend with respect to any particular year in the future.
For 2016, a proposal to declare a dividend of EUR 1.20 per ordinary share of EUR 0.09 nominal value will be submitted to the 2017 AGM.
Dividends on ordinary shares are payable out of net income or retained earnings as shown in our Financial Statements as adopted by our AGM, after payment first of (accumulated) dividends out of net income on any issued cumulative preference shares.
Share Buyback Programs
In addition to dividend payments, we intend to return cash to our shareholders on a regular basis through share buybacks or capital repayment, subject to our actual and anticipated level of liquidity requirements and other relevant factors.
On January 20, 2016 we announced our intention to repurchase approximately EUR 1.5 billion of our own shares within the 2016-2017 timeframe. This program includes an amount of approximately EUR 500.0 million remaining from the prior share repurchase program, announced January 21, 2015. We intend to cancel the shares upon repurchase. During the period from January 21, 2016 up to December 31, 2016, we purchased 4.8 million shares that will be canceled for a total consideration of EUR 400.0 million. In the light of the acquisition of HMI and the announced investment in Carl Zeiss SMT, we have paused the share buyback program. As a result, the 2016–2017 program may not be completed for the full amount. Otherwise, the current program will remain in place, yet it may be further suspended, modified or discontinued at any time. Furthermore, no shares were canceled in 2016, and we intend to cancel 7.7 million shares in 2017.

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The following tables provide a summary of shares repurchased by ASML in 2016 and a historic overview of previous share buyback programs, respectively:

Period	Total number of shares purchased	Average price paid per Share (EUR)	Total number of shares purchased as part of publicly announced plans or programs	Maximum value of shares that may yet be purchased under the program (EUR thousands)

January 21 - 31, 2016	268,537	82.08	268,537	1,477,957
February 1 - 29, 2016	1,306,921	78.12	1,575,458	1,375,859
March 1 - 31, 2016	1,045,133	86.51	2,620,591	1,285,449
April 1 - 30, 2016	1,138,127	87.95	3,758,718	1,185,356
May 1 - 31, 2016	278,182	82.15	4,036,900	1,162,504
June 1 - 30, 2016	560,410	85.57	4,597,310	1,114,552
July 1 - 31, 2016	166,068	87.63	4,763,378	1,100,000
August 1 - 31, 2016	—	—	4,763,378	1,100,000
September 1 - 30, 2016	—	—	4,763,378	1,100,000
October 1 - 31, 2016	—	—	4,763,378	1,100,000
November 1 - 30, 2016	—	—	4,763,378	1,100,000
December 1 - 31, 2016	—	—	4,763,378	1,100,000
	—	—	4,763,378	1,100,000
Total	4,763,378	83.97

Period	Year	Total amount paid (in EUR millions)	Total Number of Shares Purchased	Average Price Paid per Share (EUR)

Share Buybacks	2006	677.2	40,385,139	16.77
Synthetic Share Buyback	2007	1,011.9	55,093,409	18.37
Share Buybacks	2007	359.8	17,000,000	21.16
Share Buybacks	2008	87.6	5,000,000	17.52
Share Buybacks	2011	700.0	25,674,576	27.26
Synthetic Share Buyback	2012	3,728.3	93,411,216	39.91
Share Buybacks	2012	535.2	13,478,058	39.71
Share Buybacks	2013	300.0	4,614,179	65.02
Share Buybacks	2014	700.0	9,981,375	70.13
Share Buybacks	2015	564.9	6,272,776	90.05
Share Buybacks	2016	400.0	4,763,378	83.97

Total / Average [1]		5,336.6	182,262,890	29.28

1.	Totals and average are excluding the synthetic share buyback executed in 2012 as part of our CCIP.
20. Long-term Debt
Long-term debt consists of the following:

As of December 31	2015	2016
(in thousands)	EUR	EUR

EUR 600 million 5.75 percent senior notes due 2017, carrying amount	254,339	243,292
EUR 500 million 0.625 percent senior notes due 2022, carrying amount	—	489,497
EUR 750 million 3.375 percent senior notes due 2023, carrying amount	828,876	842,284
EUR 1,000 million 1.375 percent senior notes due 2026, carrying amount	—	956,326
EUR 750 million 1.625 percent senior notes due 2027, carrying amount	—	746,239
Loan headquarter building[1]	28,078	26,648
Other	18,392	15,179
Long-term debt	1,129,685	3,319,465
Less: current portion of long-term debt	4,211	247,672
Non-current portion of long-term debt	1,125,474	3,071,793

1.	This loan relates to our SPE, see Note 9.

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Our obligations to make principal repayments under our Eurobonds and other borrowing arrangements excluding interest expense as of December 31, 2016, for the next five years and thereafter, are as follows:

(in thousands)	EUR

2017	242,360
2018	27,997
2019	1,762
2020	1,762
2021	1,762
Thereafter	3,002,180
Long-term debt	3,277,823
Less: current portion of long-term debt	242,360
Non-current portion of long-term debt	3,035,463

Eurobonds
The following table summarizes the carrying amount of our outstanding Eurobonds, including the fair value of interest rate swaps used to hedge the change in the fair value of the Eurobonds:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Amortized cost amount	979,620	3,212,524
Fair value interest rate swaps [1]	103,595	65,114
Carrying amount	1,083,215	3,277,638

1.	The fair value of the interest rate swaps excludes accrued interest.
In June 2007, we completed an offering of our EUR 600 million 5.75 percent senior notes due 2017, with interest payable annually on June 13. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on June 13, 2017. In September 2013, we repurchased a nominal amount of EUR 361.8 million of these notes in a tender offer for a cash amount of EUR 423.0 million including accrued interest.
In September 2013, we completed an offering of our EUR 750 million 3.375 percent senior notes due 2023, with interest payable annually on September 19. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on September 19, 2023.
In July 2016, we completed an offering of our EUR 500 million 0.625 percent senior notes due 2022, with interest payable annually on July 7. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on July 7, 2022.
In July 2016, we completed an offering of our EUR 1,000 million 1.375 percent senior notes due 2026, with interest payable annually on July 7. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on July 7, 2026.
In November 2016, we completed an offering of our EUR 750 million 1.625 percent senior notes due 2027, with interest payable annually on May 28. The notes are redeemable at the option of ASML, in whole or in part, at any time by paying a make whole premium, and unless previously redeemed, will be redeemed at 100 percent of their principal amount on May 28, 2027.
The Eurobonds serve as hedged items in fair value hedge relationships in which we hedge the variability of changes in the fair value of our Eurobonds due to changes in market interest rates with interest rate swaps. The fair value changes of these interest rate swaps are recorded on the Consolidated Statement of Financial Position under derivative financial instruments and the carrying amount of the Eurobonds is adjusted for these fair value changes only. Following the repurchase of part of our EUR 600 million 5.75 percent senior notes due 2017, the corresponding part of the interest rate swaps was simultaneously terminated in 2013.

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The following table summarizes the estimated fair value of our Eurobonds:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Principal amount	988,153	3,238,153
Carrying amount	1,083,215	3,277,638
Fair value [1]	1,100,849	3,386,213

1.	Source: Bloomberg Finance LP.
The fair value of our Eurobonds is estimated based on quoted market prices as of December 31, 2016. Due to changes in market interest rates and credit spreads since the issue of our Eurobonds which carry a fixed coupon interest rate, the fair value deviates from the principal amount.
21. Lines of Credit
Our available credit facilities amount to EUR 700.0 million as of December 31, 2016 and as of December 31, 2015. No amounts were outstanding under these credit facilities at the end of 2016 and 2015. The amounts available at December 31, 2016 and 2015 consisted of one EUR 700 million committed revolving credit facility with a group of banks. In 2015, the terms and conditions of the facility were amended by, among other things, removing the financial covenant and by extending the maturity until 2020. In 2016, we exercised our extension option, extending the maturity date to 2021. Outstanding amounts under this credit facility will bear interest at EURIBOR or LIBOR plus a margin that depends on our credit rating.
22. Accrued and Other Liabilities
Accrued and other liabilities consist of the following:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Deferred revenue	1,737,391	1,703,049
Costs to be paid	224,597	197,549
Down payments from customers	606,804	363,237
Personnel related items	341,554	401,790
Standard warranty reserve	18,803	36,463
Other	30,953	35,754
Accrued and other liabilities	2,960,102	2,737,842
Less: non-current portion of accrued and other liabilities [1,2]	412,491	577,667
Current portion of accrued and other liabilities	2,547,611	2,160,175

1.
As of December 31, 2015 the main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems and deferred revenue with respect to services.

2.
As of December 31, 2016 the main part of the non-current portion of accrued and other liabilities relates to down payments received from customers regarding future shipments of EUV systems and deferred revenue for pending services and EUV systems and upgrades.

The decrease in accrued and other liabilities mainly relates to a decrease in down payments from customers.
Deferred revenue as of December 31, 2016 mainly consists of deferred revenue for system shipments and credits regarding free or discounted products or services as part of volume purchase agreements amounting to EUR 1,349.8 million (2015: EUR 1,402.6 million) and extended and enhanced (optic) warranty contracts amounting to EUR 312.1 million (2015: EUR 303.3 million). Both include deferred revenue with respect to our EUV systems, NXE:3300B and NXE:3350B.
Costs to be paid as of December 31, 2016 include anticipated losses on constructive obligations to upgrade EUV sources in the field of EUR 88.8 million (2015: EUR 92.7 million). In addition, costs to be paid include accrued costs for unbilled services provided by suppliers including contracted labor, outsourced services and consultancy.
Down payments from customers relate to amounts received from customers for systems that will be shipped in future periods.The decrease compared to 2015 is mainly due to EUV-related down payments which were recognized in net system sales in 2016.
Personnel related items mainly consist of accrued profit sharing, accrued management bonuses, accrued vacation days, accrued pension premiums, accrued wage tax and accrued vacation allowance. The increase in accrued personnel related items as of December 31, 2016 compared to December 31, 2015 is mainly the result of the increase in our number of FTEs.

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Changes in standard warranty reserve for the years 2016 and 2015 are as follows:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Balance at beginning of year	41,508	18,803
Acquisitions through business combinations	—	1,717
Additions for the year	23,067	51,148
Utilization of the reserve	(37,006)	(32,539)
Release of the reserve	(11,837)	(4,218)
Effect of exchange rates	3,071	1,552
Balance at end of year	18,803	36,463

The increase in the standard warranty reserve is mainly explained by more high-end technology systems (including 4 EUV systems as of December 31, 2016, where there was 1 EUV system included as of December 31, 2015) in their standard warranty period.
23. Employee Benefits
We have a performance related bonus plan for our senior management. Under this plan, the bonus amounts depend on actual performance against corporate and personal targets. Within ASML (excluding Cymer), the bonus for members of senior management can range between 0.0 percent and 75.0 percent of their annual salaries. Within Cymer, bonuses can range between 0.0 percent and 150.0 percent of their annual salary. The performance targets are set for a whole year. The bonuses over 2016 are accrued for in the Consolidated Statement of Financial Position as of December 31, 2016 and are expected to be paid in the first quarter of 2017.
Our bonus expenses for the BoM, former BoM and senior management were as follows:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Board of Management [1]	3,405	3,545
Other senior management	44,562	48,473
Bonus expenses	47,967	52,018

1.	Bonus expenses in relation to the STI cash bonus for our BoM and former BoM. Former BoM is only applicable in 2014.
Profit-sharing Plan
We have a profit-sharing plan covering all European and US non-sales employees who are not members of the BoM or senior management. Under the plan, eligible employees receive an annual profit-sharing, based on a percentage of net income relative to total net sales ranging from 0.0 to 20.0 percent of their annual salary. The profit sharing for the years 2016 and 2015 was 16.0 percent or EUR 93.3 million and 18.0 percent or EUR 95.1 million, respectively. Our profit is also one of the criteria for the variable pay programs for employees in Asia. Expenses in relation to these plans amount to EUR 33.8 million for 2016 and EUR 32.0 million for 2015.
Share-based Compensation
In the past we have adopted various share and option plans for our employees. Starting January 1, 2014 the Employee Umbrella Share Plan has become effective, covering all grants made as of that date for our employees. The AGM approves each year the maximum number of shares that can be used by ASML to execute share-based incentives. Within this limit, the SB determines the maximum number of shares that is granted to the BoM in line with the Remuneration Policy and the BoM determines the total maximum of shares that can be granted in that year for eligible employees in line with existing policies. Our current share-based compensation plans do not provide for cash settlement of options and shares.
The total gross amount of recognized compensation expenses associated with share-based payments (including share-based payments to the BoM) was EUR 49.0 million in 2016 and EUR 50.1 million in 2015. The tax benefit recognized related to the recognized share-based compensation costs amounted to EUR 10.0 million in 2016 and EUR 11.5 million in 2015.
Total compensation costs to be recognized in future periods amount to EUR 83.2 million as of December 31, 2016 (2015: EUR 65.0 million). The weighted average period over which these costs are expected to be recognized is calculated at 1.9 years (2015: 1.7 years).
Employee Umbrella Share Plan
The Employee Umbrella Share Plan, effective as of January 1, 2014 covers all employees. Within this plan, we distinguish between performance and incentive shares. Within the incentive category, prior to October 3, 2016 employees could choose, at inception, to convert the shares into options. As of October 3, 2016 this option no longer exists. All grants under the Employee Umbrella Share Plan typically have a three-year vesting period.

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Share Plans
Our current share plans typically include a three-year service period and some plans have vesting conditions which are based on performance. The fair value of shares is determined on the closing trading price of our shares listed at Euronext Amsterdam on the grant date.
Details with respect to shares granted and vested during the year are set out in the following table:

	EUR-denominated		USD-denominated
Year ended December 31	2015	2016	2015	2016

Total fair value at vesting date of shares vested during the year (in thousands)	52,002	25,517	47,722	31,317
Weighted average fair value of shares granted	88.83	87.21	102.42	96.00

A summary of the status of conditionally outstanding shares as of December 31, 2016, and changes during the year ended December 31, 2016, is presented below:

	EUR-denominated		USD-denominated
	Number of shares	Weighted average fair value at grant date (EUR)	Number of shares	Weighted average fair value at grant date (USD)
Conditional shares outstanding at January 1, 2016	804,508	71.05	803,046	92.46
Granted	396,237	87.21	563,806	96.00
Vested	(294,110)	68.09	(329,345)	88.72
Forfeited	(22,431)	69.21	(82,899)	92.74
Conditional shares outstanding at December 31, 2016	884,204	79.33	954,608	95.81

Option Plans
Our current option plans typically vest over a three year service period with any unexercised stock options expiring ten years after the grant date. Options granted have fixed exercise prices equal to the closing price of our shares listed at Euronext Amsterdam on grant date. The fair value of stock options is determined using a Black-Scholes option valuation model.
The Black-Scholes option valuation of our stock options granted during the year is based on the following assumptions:

Year ended December 31	2015	2016

Weighted average share price (in EUR)	88.1	88.3
Volatility (in percentage)	28.7	27.2
Expected life (in years)	5.6	5.7
Risk free interest rate	—	—
Expected dividend yield (in EUR)	2.52	2.94
Forfeiture rate [1]	—	—

1.	For the years ending December 31, 2016 and 2015, forfeitures are estimated to be 0.
When establishing the expected life assumption we annually take into account the contractual terms of the stock options as well as historical employee exercise behavior.

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Details with respect to stock options are set out in the following table:

	EUR-denominated		USD-denominated
Year ended December 31	2015	2016	2015	2016

Weighted average fair value of stock options granted	21.69	20.34	23.56	22.69
Weighted average share price at the exercise date of stock options	91.30	98.08	103.88	100.68
Aggregate intrinsic value of stock options exercised (in thousands)	12,880	11,540	6,202	4,134
Weighted average remaining contractual term of currently exercisable options	3.24	3.69	4.74	4.71
Aggregate intrinsic value of exercisable stock options (in thousands)	24,336	22,340	8,518	8,879
Aggregate intrinsic value of outstanding stock options (in thousands)	24,611	22,680	8,709	8,945

The number and weighted average exercise prices of stock options as of December 31, 2016, and changes during the year then ended are presented below:

	EUR-denominated		USD-denominated
	Number of options	Weighted average exercise price per ordinary share (EUR)	Number of options	Weighted average exercise price per ordinary share (USD)

Outstanding, January 1, 2016	455,680	28.97	237,005	53.21
Granted	20,561	92.13	14,859	93.80
Exercised	(149,801)	21.04	(79,767)	48.85
Forfeited	(2,639)	33.21	(6,500)	72.76
Expired	—	—	—	—
Outstanding, December 31, 2016	323,801	36.61	165,597	58.18
Exercisable, December 31, 2016	313,226	35.33	162,417	57.53

Details with respect to the stock options outstanding are set out in the following table:

EUR-denominated			USD-denominated
Range of exercise prices (EUR)	Number of outstanding options at December 31, 2016	Weighted average remaining contractual life of outstanding options (years)	Range of exercise prices (USD)	Number of outstanding options at December 31, 2016	Weighted average remaining contractual life of outstanding options (years)
0 - 10	—	—	0 - 10	—	—
10 - 15	105,826	1.69	10 - 15	—	—
15 - 20	44,040	1.30	15 - 20	3,911	1.80
20 - 25	50,093	1.70	20 - 25	39,685	1.75
25 - 40	11,543	4.76	25 - 40	40,461	2.04
40 - 50	16,250	5.80	40 - 50	959	4.62
50 - 60	10,670	6.92	50 - 60	5,173	5.69
60 - 70	23,545	6.92	60 - 70	801	6.06
70 - 80	20,579	8.33	70 - 80	1,787	6.30
80 - 90	20,765	8.86	80 - 90	20,229	7.75
90 - 100	13,109	8.27	90 - 100	41,955	8.02
100 - 110	7,381	9.56	100 - 110	10,636	8.32
Total	323,801	3.84	Total	165,597	4.77

Employee Purchase Plan
Every quarter, we offer our worldwide payroll employees the opportunity to buy our shares or our stock options (up to and including October 2, 2016; thereafter employees can only purchase shares) against fair value using their net salary. The BoM is excluded from participation in this plan. The fair value for shares is based on the closing price of our shares listed at Euronext Amsterdam on grant date. The fair value of the stock options is determined using a Black-Scholes option valuation model. For the assumptions on which the Black-Scholes option valuation model is used, see the disclosure above under the caption "Option Plans". The maximum net amount for which employees can participate in the plan amounts to 10.0 percent of their annual gross base salary. When employees retain the shares and/or stock options for a minimum of 12 months, we will pay out a 20.0 percent cash bonus on the initial participation amount.

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Deferred Compensation Plans
In July 2002, we adopted a non-qualified deferred compensation plan for our US employees that allows a select group of management or highly compensated employees to defer a portion of their salary, bonus, and commissions. The plan allows us to credit additional amounts to the participants’ account balances. The participants divide their funds among the investments available in the plan. Participants elect to receive their funds in future periods after the earlier of their employment termination or their withdrawal election, at least three years after deferral. There were minor expenses relating to this plan in 2016 and 2015. Cymer has a similar non-qualified deferred compensation plan for a selected group of management level employees in the US in which the employee may elect to defer receipt of current compensation in order to provide retirement and other benefits on behalf of such employee backed by Cymer owned life insurance policies.
As of December 31, 2016, our liability under deferred compensation plans was EUR 40.6 million (2015: EUR 33.1 million).
Pension Plans
We maintain various pension plans covering substantially all of our employees. There are 7,033 eligible employees in the Netherlands. These employees participate in a multi-employer union plan (PME) determined in accordance with the collective bargaining agreements effective for the industry in which we operate. This collective bargaining agreement has no expiration date. This multi-employer union plan, accounted for as a defined-contribution plan, covers approximately 1,300 companies and approximately 148,000 contributing members. Our contribution to the multi-employer union plan was 7.6 percent of the total contribution to the plan as per the 2015 Statutory Annual Report. The plan monitors its risks on a global basis, not by participating company or employee, and is subject to regulation by Dutch governmental authorities. By law (the Dutch Pension Act), a multi-employer union plan must be monitored against specific criteria, including the coverage ratio of the plan’s assets to its obligations. As of January 1, 2015 new pension legislation has been enacted. This legislation results in among others, an increase of legally required coverage levels. The coverage percentage is calculated by dividing the funds capital by the total sum of pension liabilities and is based on actual market interest rates. The coverage ratio as per December 31, 2016 of 91.8 percent (December 31, 2015: 97.7 percent) is calculated giving consideration to the new pension legislation and is below the legally required level. We have however no obligation whatsoever to pay off any deficits the pension fund may incur, nor have we any claim to any potential surpluses.
Every company participating in the PME contributes a premium calculated as a percentage of its total pensionable salaries, with each company subject to the same contribution rate. Although the premium can fluctuate yearly based on the coverage ratio of the multi-employer union plan, for the 5-year period 2015-2019 the contribution percentage has been fixed at 23.6 percent. The pension rights of each employee are based upon the employee’s average salary during employment.
Our net periodic pension cost for this multi-employer union plan for any period is the amount of the required employer contribution for that period.
We also participate in several other defined contribution pension plans (outside the Netherlands), with our expenses for these plans equaling the employer contributions made in the relevant period.
Our pension and retirement expenses for all employees for the years ended December 31, 2016 and 2015 were:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Pension plan based on multi-employer union plan	50,808	54,915
Pension plans based on defined contribution	28,909	30,762
Pension and retirement expenses	79,717	85,677

24. Commitments, Contingencies and Guarantees
We have various contractual obligations, some of which are required to be recorded as liabilities in our Financial Statements, including long- and short-term debt. Other contractual obligations, namely operating lease commitments, purchase obligations and guarantees, are generally not required to be recognized as liabilities on our Consolidated Statement of Financial Position but are required to be disclosed.

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Our contractual obligations as of December 31, 2016 can be summarized as follows:

Payments due by period	Total	1 year	2 year	3 year	4 year	5 year	After 5 years
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR

Long-Term Debt Obligations, including interest expense [1]	3,757,498	306,215	83,752	56,718	56,762	56,246	3,197,805
Operating Lease Obligations	103,568	35,486	23,613	18,616	13,577	7,050	5,226
Purchase Obligations	2,202,595	1,923,647	233,021	9,481	7,901	7,417	21,128
Zeiss High-NA Funding Commitment	748,000	129,000	219,500	179,500	113,000	69,000	38,000
Total Contractual Obligations [2]	6,811,661	2,394,348	559,886	264,315	191,240	139,713	3,262,159

1.	See Note 20 to our Consolidated Financial Statements for the amounts excluding interest costs.

2.	We have excluded unrecognized tax benefits for an amount of EUR 136.4 million as the amounts that will be settled in cash are not known and the timing of any payments is uncertain.
Long-term debt obligations mainly relate to interest payments and principal amounts of our Eurobonds. See Note 20.
Operating lease obligations include leases of equipment and facilities. Lease payments recognized as an expense were EUR 45.2 million and EUR 45.1 million for the years ended December 31, 2016 and 2015, respectively.
Several operating leases for our buildings contain purchase options, exercisable at the end of the lease, and in some cases, during the term of the lease. During 2015 we have exercised these options which are effectuated in 2016, therefore no purchase options exist as per year end December 31, 2016.
Purchase obligations exist of purchase commitments towards suppliers in the ordinary course of business. ASML expects that it will honor these purchase obligations to fulfill future sales, in line with the timing of those future sales. The general terms and conditions of the agreements relating to the major part of our purchase commitments as of December 31, 2016 contain clauses that enable us to delay or cancel delivery of ordered goods and services up to the dates specified in the corresponding purchase contracts. These terms and conditions that we typically agree with our supply chain partners give us additional flexibility to adapt our purchase obligations to our requirements in light of the cyclicality and technological developments inherent in the industry in which we operate. We establish a provision for cancellation costs when the liability has been incurred and the amount of cancellation fees is reasonably estimable.
On November 3, 2016 ASML and Zeiss announced that they agreed to strengthen their long-standing and successful partnership in the semiconductor lithography business. ASML has agreed with Zeiss to support Carl Zeiss SMT's R&D costs, capital expenditures and other supply chain investments, in respect of High NA, for an amount of EUR 760.0 million over 6 years. At the end of 2016 an amount of EUR 12.0 million was paid, resulting in a remaining commitment as of December 31, 2016 of EUR 748.0 million.
We have a non-committed guarantee facility of EUR 15.0 million under which guarantees in the ordinary course of business can be provided to third parties.
ASML Holding N.V. forms a tax unity together with certain of its Dutch subsidiaries, for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity: The fiscal unity comprises as of December 31, 2016 of ASML Holding N.V., ASML Netherlands B.V. and ASML Systems B.V.
25. Legal Contingencies
ASML is party to various legal proceedings generally incidental to our business. ASML also faces exposures from other actual or potential claims and legal proceedings. In addition, ASML’s customers may be subject to claims of infringement from third parties alleging that the ASML equipment used by those customers in the manufacture of semiconductor products, and/or the methods relating to use of the ASML equipment, infringes one or more patents issued to those third parties. If these claims were successful, ASML could be required to indemnify such customers for some or all of the losses incurred or damages assessed against them as a result of that infringement.
We accrue for legal costs related to litigation and legal proceedings in our Consolidated Statement of Profit or Loss at the time when the related legal services are actually provided to ASML.
In 2016, EUR 8.4 million estimated losses were recorded as a charge to our Consolidated Statement of Profit or Loss (2015: EUR 0.1 million).

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From late 2001 through 2004, ASML was a party to a series of civil litigation and administrative proceedings in which Nikon alleged ASML’s infringement of Nikon patents generally relating to lithography. ASML in turn filed claims against Nikon. Pursuant to agreements executed on December 10, 2004, ASML and Nikon agreed to settle all pending worldwide patent litigation between the companies. The settlement included an exchange of releases, a patent cross-license agreement related to lithography equipment used to manufacture semiconductor devices, and payments to Nikon by ASML. Under the Nikon Cross-License Agreement, ASML and Nikon granted to each other a non-exclusive license for use in the manufacture, sale, and use of lithography equipment, under their respective patents.  The license granted relating to many of the patents of each party was perpetual, but the license relating to certain other of the patents expired at the end of 2009.  Each party had the right to select a limited number of the other party's patents where the license for such patents expired in 2009 to be subject to a permanent covenant not to sue in respect of patent infringement claims. In October 2016, the Patent Selection was completed.
In addition, the Nikon Cross-License Agreement provided that following the termination of some of the licenses granted in the Nikon Cross-License Agreement on December 31, 2009, there would be a standstill period during which the parties agreed not to bring patent infringement suits against each other.  This standstill period ran from January 1, 2010 through December 31, 2014. Damages resulting from claims for patent infringement occurring during the Cross-License Transition Period are limited to three percent of the net sales price of applicable licensed products including optical components.
Accordingly, from January 1, 2015, both Nikon and we are no longer prohibited under the agreement from bringing claims against each other on the basis of infringement of patents subject to the Nikon Cross-License Agreement, other than perpetually licensed patents. In addition, as described above, the Patent Selection was completed in October 2016. Therefore, there is now a defined group of patents owned by each party for which the license granted to the other party has expired.
If Nikon files suit against us alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Similarly, if we file suit against Nikon alleging patent infringement, we may incur substantial legal fees and expenses, and we may not prevail. Patent litigation is complex and may extend for a protracted period of time, giving rise to the potential for both substantial costs and diverting the attention of key management and technical personnel. Potential adverse outcomes from patent litigation may include, without limitation, payment of significant monetary damages, injunctive relief prohibiting the sale of products, and/or settlement involving significant costs to be paid by us, any of which may have a material adverse effect on our business, financial condition and/or results of operations. We are unable to predict at this time whether any such patent suit will in fact materialize, or, if so, what its outcome might be.
26. Income Taxes
The components of income tax expense are as follows:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Current tax	(113,672)	(318,230)
Deferred tax	(122,915)	(69,692)
Income tax expense	(236,587)	(387,922)

The Dutch statutory tax rate was 25.0 percent in 2016 and 2015. Tax amounts in other jurisdictions are calculated at the rates prevailing in the relevant jurisdictions.
The reconciliation of income tax expense is as follows:

Year ended December 31	2015		2016
(in thousands)	EUR	% [1]	EUR	% [1]

Income before income taxes	1,856,076	100.0%	1,944,864	100.0%
Income tax expense based on ASML's domestic rate	(464,019)	25.0%	(486,216)	25.0%
Effects of tax rates in foreign jurisdictions	(8,539)	0.5%	(19,380)	1.0%
Adjustments in respect of tax exempt income	31,276	(1.7)%	31,307	(1.6)%
Adjustments in respect of tax incentives	233,704	(12.6)%	195,863	(10.1)%
Adjustments in respect of prior years' current taxes	(13,559)	0.7%	(4,719)	0.2%
Adjustments in respect of prior years' deferred taxes	6,001	(0.3)%	(6,604)	0.3%
Movements in the liability for uncertain tax positions	(6,476)	0.3%	3,995	(0.2)%
Tax effects in respect of acquisition related items	—	—%	(91,292)	4.7%
Other credits and non-taxable items	(14,975)	0.8%	(10,876)	0.6%
Income tax expense	(236,587)	12.7%	(387,922)	19.9%

1.	As a percentage of income before income taxes.

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Income tax expense based on ASML’s domestic rate
The income tax expense based on ASML’s domestic rate is based on the Dutch statutory income tax rate. It reflects the income tax expense that would have been applicable assuming that all of our income is taxable against the Dutch statutory tax rate and there were no permanent differences between taxable base and financial results and no Dutch tax incentives were applied.
Effects of tax rates in foreign jurisdictions
A portion of our results is realized in countries other than the Netherlands where different tax rates are applicable.
Adjustments in respect of tax exempt income
In certain jurisdictions part of the income generated is tax exempted.
Adjustments in respect of tax incentives
Adjustments in respect of tax incentives relate to reduced tax rates in several jurisdictions, mainly consisting of the Dutch Innovation Box and the Dutch research and development deduction or RDA. The Innovation box is a facility under Dutch corporate tax law pursuant to which qualified income associated with R&D is subject to an effective tax rate of 5%. The RDA is a tax incentive providing for an additional tax deduction for qualified (non-labor) cost incurred for R&D activities performed in the Netherlands. As of 2016, the RDA is converted from a corporate income tax credit into a wage tax credit reducing R&D costs. See Note 31.
Adjustments in respect of prior years’ current taxes
The movements in the adjustments in respect of prior years' current taxes for the years 2015 and 2016 are considered to be limited.
Adjustments in respect of prior years’ deferred taxes
The movements in the adjustments in respect of prior years' deferred taxes for the years disclosed are considered to be limited.
Movements in the liability for uncertain tax positions
In 2016, similar to 2015, the effective tax rate was impacted by limited movements in the liability for uncertain tax positions, including effects due to foreign exchange rate differences.
Tax effects in respect of acquisition related items
In 2016, the effective tax rate was impacted by a so-called bilateral advance pricing agreement between the US and Dutch tax authorities on an intergroup transfer of intellectual property rights, which were obtained as part of the Cymer acquisition in 2013.

Other credits and non tax deductible items
Other credits and non tax deductible items reflect the impact on statutory rates of permanent non tax deductible items such as non-deductible interest expense, and non-deductible meals and entertainment expenses, as well as the impact of (the reversal of) various tax credits on our income tax expense.
Income taxes recognized directly in equity
Income taxes recognized directly in equity (including OCI) are as follows:

Income tax recognized in equity	2015	2016
(in thousands)	EUR	EUR

Current tax
OCI (financial instruments)	(1,363)	1,201
Issuance of shares	(3,660)	(882)

Deferred tax
Share-based payments	4,582	(1,686)
Income tax recognized in equity	(441)	(1,367)

Liability for uncertain tax positions and deferred taxes
The liability for uncertain tax positions and total deferred tax position recorded on the Consolidated Statement of Financial Position are as follows:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Liability for uncertain tax positions	(96,458)	(136,434)
Deferred tax position	(140,468)	(381,386)
Deferred and other tax assets (liabilities)	(236,926)	(517,820)

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Uncertain tax positions
Liability for unrecognized tax benefits
We have operations in multiple jurisdictions, where we are subject to the application of complex tax laws. Application of these complex tax laws may lead to uncertainties on tax positions. We aim to resolve these uncertainties in discussions with the tax authorities. We reserve for uncertain tax positions, which are unsolved, as liability for uncertain tax position in line with the requirements of IAS 12, which requires us to estimate the potential outcome of any uncertain tax position when disputed by the tax authorities. Our estimate for the potential outcome of any uncertain tax position is highly judgmental. We conclude that we have adequately provided for uncertain tax positions. However, settlement of these uncertain tax positions in a manner inconsistent with our expectations could have a material impact on our Consolidated Financial Statements.
Consistent with the requirements of IAS 12, as of December 31, 2016, the liability for uncertain tax positions amounts to EUR 136.4 million (2015: EUR 96.5 million) which is classified as non-current deferred and other tax liabilities.
A reconciliation of the beginning and ending balance of the liability for uncertain tax positions is as follows:

As of December 31	2015	2016
(in thousands)	EUR	EUR

Balance, January 1	(83,738)	(96,458)
Gross increases – tax positions in prior period	(8,145)	(3,415)
Gross decreases – tax positions in prior period	1,987	1,943
Gross increases – tax positions in current period	(10,690)	(10,614)
Acquisitions through business combinations	—	(42,398)
Lapse of statute of limitations	6,248	16,081
Effect of changes in exchange rates	(2,120)	(1,573)
Total liability for uncertain tax positions	(96,458)	(136,434)

We conclude our allowances for tax contingencies to be appropriate. Based on the information currently available, we estimate that the liability for uncertain tax positions will decrease by EUR 12.4 million within the next 12 months, mainly as a result of expiration of statute of limitations.
We are subject to tax audits in certain of our major tax jurisdictions, for example for years from and including 2009 onwards in Korea. In the course of such audits, local tax authorities may challenge the positions taken by us.

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The composition of total deferred tax assets and liabilities reconciled to the classification in the Consolidated Statement of Financial Position is as follows:

Deferred taxes	January 1, 2016	Acquisitions through business combinations	Consolidated Statement of Profit or Loss	Equity	Effect of changes in exchange rates	December 31, 2016
(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR

Deferred tax assets:
Unrealized profits resulting from intercompany transactions	92,718	—	54,031	—	(44)	146,705
R&D credits	16,406	—	(15,819)	—	(454)	133
Inventories	75,527	—	1,395	—	3,708	80,630
Deferred revenue	35,420	—	10,623	—	1,385	47,428
Accrued and other liabilities	47,226	—	9,424	—	2,603	59,253
Installation and warranty reserve	11,042	—	3,914	—	785	15,741
Tax effect carry-forward losses	20,893	—	(19,461)	—	1,261	2,693
Property, plant and equipment	7,171	—	3,424	—	388	10,983
Restructuring and impairment	1,861	—	(1,166)	—	(16)	679
Alternative minimum tax credits [1]	6,130	—	(1,276)	—	288	5,142
Share-based payments	16,391	—	1,180	1,686	953	20,210
Other temporary differences	24,460	2,000	(1,419)	—	(51)	24,990
Total deferred tax assets [2]	355,245	2,000	44,850	1,686	10,806	414,587

Deferred tax liabilities:
Capitalized R&D expenditures	(223,920)	—	(65,935)	—	(9,529)	(299,384)
Intangible fixed assets	(225,450)	(144,541)	(52,370)	—	(10,082)	(432,443)
Property, plant and equipment	(40,286)	—	(2,160)	—	(2,232)	(44,678)
Borrowing costs	(1,913)	—	151	—	—	(1,762)
Other temporary differences	(4,144)	(15,451)	1,777	—	112	(17,706)
Total deferred tax liabilities	(495,713)	(159,992)	(118,537)	—	(21,731)	(795,973)

Net deferred tax assets (liabilities)	(140,468)	(157,992)	(73,687)	1,686	(10,925)	(381,386)

Classified as:
Deferred tax assets - non-current	139,622					181,647
Deferred tax liabilities - non-current	(280,090)					(563,033)
Net deferred tax assets (liabilities)	(140,468)					(381,386)

1.
Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses and other available tax attributes are used. These alternative minimum tax credits never expire.

2.	Unrecognized tax assets as at December 31, 2016 amounted to EUR 42.4 million (2015: EUR 29.9 million).

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Deferred taxes	January 1, 2015	Consolidated Statement of Profit or Loss	Equity	Effect of changes in exchange rates	December 31, 2015
(in thousands)	EUR	EUR	EUR	EUR	EUR

Deferred tax assets:
Unrealized profits resulting from intercompany transactions	98,453	(16,854)	—	11,119	92,718
R&D credits	43,361	(31,589)	—	4,634	16,406
Inventories	63,012	8,160	—	4,355	75,527
Deferred revenue	21,249	12,115	—	2,056	35,420
Accrued and other liabilities	47,350	(5,391)	—	5,267	47,226
Installation and warranty reserve	13,670	(4,319)	—	1,691	11,042
Tax effect carry-forward losses	39,106	(20,215)	—	2,002	20,893
Property, plant and equipment	6,295	360	—	516	7,171
Restructuring and impairment	2,283	(680)	—	258	1,861
Alternative minimum tax credits [1]	5,505	—	—	625	6,130
Share-based payments	19,059	(135)	(4,582)	2,049	16,391
Other temporary differences	26,398	(7,511)	—	5,573	24,460
Total deferred tax assets [2]	385,741	(66,059)	(4,582)	40,145	355,245

Deferred tax liabilities:
Capitalized R&D expenditures	(149,154)	(66,195)	—	(8,571)	(223,920)
Intangible fixed assets	(219,141)	18,586	—	(24,895)	(225,450)
Property, plant and equipment	(29,435)	(8,273)	—	(2,578)	(40,286)
Borrowing costs	(1,887)	(26)	—	—	(1,913)
Other temporary differences	(9,009)	5,528	—	(663)	(4,144)
Total deferred tax liabilities	(408,626)	(50,380)	—	(36,707)	(495,713)

Net deferred tax assets (liabilities)	(22,885)	(116,439)	(4,582)	3,438	(140,468)

Classified as:
Deferred tax assets - non-current	142,746				139,622
Deferred tax liabilities - non-current	(165,631)				(280,090)
Net deferred tax assets (liabilities)	(22,885)				(140,468)

1.
Alternative minimum tax credits relate to prepaid US taxes which are credited against future taxable profits after the carry-forward losses and other available tax attributes are used. These alternative minimum tax credits never expire.

2.	Unrecognized tax assets as at December 31, 2015 amounted to EUR 29.9 million (2014: EUR 25.4 million).
Tax effect carry-forward losses
Deferred tax assets from carry-forward losses recognized as per December 31, 2016 result predominantly from net operating loss carry-forwards incurred relating to NID stock in Belgium.
NID stock in Belgium can generally be offset against future profits realized in the 7 years following the year in which the NID stock occurs. The total amount of NID stock is EUR 6.5 million (2015: EUR 32.0 million) taxable base and EUR 2.2 million (2015: EUR 10.9 million) tax effect.
Qualifying net operating losses, under US federal tax laws incurred by US group companies can in general be offset against future profits realized in 20 years following the year in which the losses are incurred. As of December 31, 2015 we fully utilized the amount of losses carried forward under US federal tax laws. The total amount of losses carried forward under US state tax laws as of December 31, 2016, is EUR 0.0 million (2015: EUR 90.4 million) tax basis or EUR 0.0 million (2015: EUR 4.3 million) tax effect.

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27. Subsidiaries
Details of our main subsidiaries at December 31, 2016 are as follows:

Legal Entity	Country of Incorporation

Main subsidiaries of ASML Holding N.V.[1]:
ASML Netherlands B.V.	Netherlands (Veldhoven)
ASML Systems B.V.	Netherlands (Veldhoven)
ASML Germany GmbH	Germany (Dresden)
ASML France S.a.r.l.	France (Bernin)
ASML (UK) Ltd.	UK (Edinburgh (Scotland))
ASML Israel (2001) Ltd.	Israel (Ramat-Gan)
ASML Ireland Ltd.	Ireland (Dublin)
ASML Italy S.r.l.	Italy (Avezzano)
ASML Hong Kong Ltd.	Hong Kong SAR
ASML Singapore Pte. Ltd.	Singapore
ASML Korea Co. Ltd.	Korea (Kyunggi-Do)
ASML Japan Co. Ltd.	Japan (Tokyo)
ASML (Shanghai) Lithography Facilities Science and Technology Co. Ltd.	China (Shanghai)
ASML Taiwan Ltd.	Taiwan (Hsinchu)
ASML Equipment Malaysia Sdn. Bhd.	Malaysia (Penang)
ASML Belgium BVBA	Belgium (Turnhout)
ASML Belgium Finance GCV	Belgium (Turnhout)
Brion Technologies (Shenzhen) Co. Ltd.	China (Shenzhen)
Brion Technologies, Inc.	US (Wilmington, Delaware)
ASML US, Inc.	US (Wilmington, Delaware)
ASML MaskTools, Inc.	US (Dover, Delaware)
ASML Participations US Inc.	US (Wilmington, Delaware)
Lehrer Pearson, Inc.	US (Wilmington, Delaware)
Cymer, LLC.	US (Reno, Nevada)
eLith LLC.	US (Wilmington, Delaware)
ASML Hong Kong Logistic Services Ltd.	Hong Kong SAR
ASML Global, Inc	US (Wilmington, Delaware)
Cymer B.V.	Netherlands (Amsterdam)
Cymer Japan, Inc.	Japan (Tokyo)
Cymer Korea, Inc.	Korea (Kyunggi-Do)
Cymer Singapore Pte Ltd.	Singapore
Cymer Southeast Asia Ltd.	Taiwan (Hsinchu)
Cymer Semiconductor Equipment (Shanghai) Co. Ltd.	China (Shanghai)
TCZ, LLC.	US (Reno, Nevada)
TCZ Pte Ltd. [2]	Singapore
TCZ GmbH [2]	Germany (Oberkochen)
Epsilon Co.	Taiwan (Taipei)
Hermes Microvision, Inc.	Taiwan (Hsinchu)
HMI Holdings Inc.	Samoa (Apia)
Hermes Microvision Korea Inc.	Korea (Kyungki-do)
Hermes Microvision Japan Inc.	Japan (Tokyo)
Hermes Microvision Co., Ltd.	China (Beijing)
HMI Investment Corp.	Samoa (Apia)
Hermes Microvision, Inc	US (San Jose, California)
HMI North America Inc.	US (Las Vegas, Nevada)
Hermes Microvision (Shanghai) Co., Ltd	China (Shanghai)

1.	All of our subsidiaries are (directly or indirectly) wholly-owned, with exception of eLith LLC, in which we hold an interest of 50 percent.

2.	In liquidation.
28. Segment Disclosure
ASML has one reportable segment, for the development, production, marketing, sale and servicing of advanced semiconductor equipment systems exclusively consisting of lithography related systems. Its operating results are regularly reviewed by the CODM in order to make decisions about resource allocation and assess performance.
Management reporting includes net system sales figures of new and used systems and includes sales by technology.

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Net system sales for new and used systems were as follows:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

New systems	4,109,439	4,499,315
Used systems	127,744	71,803
Net system sales	4,237,183	4,571,118

Net system sales per technology were as follows:

Year ended December 31	Net system sales in units	Net system sales in EUR thousands

2016
EUV	4	324,854
ArFi	70	3,518,718
ArF dry	6	116,876
KrF	57	532,661
I-line	20	78,009
Total	157	4,571,118

2015
EUV	1	70,473
ArFi	67	3,238,452
ArF dry	9	107,522
KrF	74	747,740
I-line	18	72,996
Total	169	4,237,183

The increase in net system sales of EUR 333.9 million, or 7.9 percent, to EUR 4,571.1 million in 2016 from EUR 4,237.2 million in 2015 is mainly due to an increase in the number of EUV and ArFi systems sold.
Segment performance is evaluated by our CODM based on US GAAP net income which is measured differently from net income reported in our Consolidated Financial Statements based on IFRS-EU.

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Net system sales	4,237,183	4,571,118
Net service and field option sales	2,050,192	2,223,634
Total net sales	6,287,375	6,794,752

Cost of system sales	(2,212,965)	(2,389,160)
Cost of service and field option sales	(1,178,666)	(1,361,112)
Total cost of sales	(3,391,631)	(3,750,272)

Gross profit	2,895,744	3,044,480

Other income	83,200	93,777
Research and development costs	(1,068,077)	(1,105,763)
Selling, general and administrative costs	(345,732)	(374,760)
Income from operations	1,565,135	1,657,734

Interest and other, net	(16,515)	33,644
Income before income taxes	1,548,620	1,691,378

Provision for income taxes	(161,446)	(219,484)
Net income	1,387,174	1,471,894

Development expenditures (Note A)	244,668	190,647
Income taxes (Note B)	(14,431)	(106,349)
Other	2,078	750
Net income based on IFRS-EU	1,619,489	1,556,942

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Segment performance is also evaluated by our CODM based on US GAAP for total assets. The table below presents the measurements and the reconciliation to total assets in the Consolidated Statement of Financial Position:

As of December 31	2015	2016
(in thousands)	EUR	EUR
Total assets for management reporting purposes	13,295,031	17,205,961

Development expenditures (Note A)	1,291,035	1,570,607
Income taxes (Note B)	(102,675)	(72,912)
Other	31,390	13,197
Total assets based on IFRS-EU	14,514,780	18,716,853

The above differences between IFRS-EU and US GAAP relate to the following:
Note A - Development Expenditures
Under US GAAP, ASML applies ASC 730, "Research and Development". In accordance with ASC 730, ASML charges costs relating to research and development to operating expense as incurred.
Under IFRS, ASML applies IAS 38, "Intangible Assets". In accordance with IAS 38, ASML capitalizes certain development expenditures that are amortized over the expected useful life of the related product generally ranging between one and five years. Amortization starts when the developed product is ready for volume production.
Note B - Income Taxes
Under US GAAP, the elimination of unrealized net income from intercompany transactions that are eliminated from the carrying amount of assets in consolidation give rise to a temporary difference for which prepaid taxes must be recognized in consolidation. Contrary to IFRS, the prepaid taxes under US GAAP are calculated based on the tax rate applicable in the seller’s rather than the purchaser’s tax jurisdiction.
For geographical reporting, total net sales are attributed to the geographic location in which the customers’ facilities are located. Total non-current assets are attributed to the geographic location in which these assets are located and exclude deferred tax assets, financial instruments, post-employment benefit assets and rights arising under insurance contracts.
Total net sales and non-current assets by geographic region were as follows:

Year ended December 31	Total net sales	Non-current assets
(in thousands)	EUR	EUR

2016
Japan	404,259	4,629
Korea	1,579,907	28,656
Singapore	245,785	844
Taiwan	2,084,702	2,815,938
China	779,547	2,555
Rest of Asia	19,758	2,757
Netherlands	1,512	2,737,897
EMEA	551,330	2,460
United States	1,127,952	4,200,649
Total	6,794,752	9,796,385

2015
Japan	668,381	3,957
Korea	1,971,650	28,122
Singapore	121,390	661
Taiwan	1,551,512	65,664
China	541,899	1,788
Rest of Asia	2,077	2,095
Netherlands	3,521	2,613,605
EMEA	211,038	5,877
United States	1,215,907	3,893,553
Total	6,287,375	6,615,322

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In 2016, net sales to the largest customer accounted for EUR 1,646.2 million, or 24.2 percent, of total net sales (2015: EUR 1,633.6 million, or 26.0 percent, of total net sales). Our three largest customers (based on total net sales) accounted for EUR 655.3 million, or 51.8 percent, of accounts receivable and finance receivables at December 31, 2016, compared with EUR 704.1 million, or 58.3 percent, at December 31, 2015.
Substantially all of our sales were export sales in 2016 and 2015.
29. Selected Operating Expenses and Additional Information
Personnel expenses for all payroll employees were:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Wages and salaries	1,165,433	1,279,550
Social security expenses	92,910	103,847
Pension and retirement expenses	79,717	85,677
Share-based payments	50,145	48,960
Personnel expenses	1,388,205	1,518,034

The average number of payroll employees in FTEs during 2016 and 2015 was 12,852 and 11,824, respectively.
The average number of payroll employees in FTEs in our operations in the Netherlands during 2016 and 2015 was 6,567 and 6,113, respectively. The increase in 2016 compared to 2015 in payroll employees (in FTEs) were in line with our net sales growth.
The total number of payroll and temporary employees in FTEs per sector was:

As of December 31	2015	2016

Customer Support	3,607	4,210
SG&A	1,380	1,561
Manufacturing & Logistics	3,833	4,443
R&D	5,861	6,433
Total employees (in FTEs)	14,681	16,647
Less: Temporary employees (in FTEs)	2,513	2,656
Payroll employees (in FTEs)	12,168	13,991

30. Board of Management and Supervisory Board Remuneration
The remuneration of the BoM for the financial year 2016 is based upon the Remuneration Policy. The Supervisory Board ensures that the policy and its implementation are linked to the company's objectives.
In 2016, the STI resulted in a cash payout of 133.35 percent of the target payout. Three performance criteria were achieved between target and maximum, and two criteria were achieved at maximum performance level. The outcome therefore results in a cash payout of EUR 3.15 million, representing 80.01 percent of the base salary of the BoM.

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Total Direct Compensation, Pension and Other Benefits
The remuneration of key management personnel, comprising of members of the BoM and former members of the BoM in 2016, 2015 and 2014 was as follows:

		Fixed	Short-term (variable)		Long-term (variable)		Total Direct Compensation	Other			Total Remuneration
Board of Management	Financial Year	Base salary	STI (Cash)		LTI (share awards)	[1]		Pension	Other benefits and expense reimbursement
		EUR	EUR		EUR		EUR	EUR	EUR		EUR
P.T.F.M. Wennink	2016	978,000	782,498		1,473,162	[2]	3,233,660	173,030	50,823		3,457,513
	2015	954,000	708,059		1,681,875	[3]	3,343,934	163,098	50,575		3,557,607
	2014	935,000	717,800		1,676,213	[4]	3,329,013	161,271	49,462		3,539,747
M.A. van den Brink	2016	978,000	782,498		1,478,790	[2]	3,239,288	173,030	49,786		3,462,104
	2015	954,000	708,059		1,727,752	[3]	3,389,811	163,098	49,938		3,602,847
	2014	935,000	717,800		1,752,299	[4]	3,405,099	161,271	49,105		3,615,475
W.U. Nickl	2016	661,000	528,866		2,103,103	[5]	3,292,969	67,890	46,498		3,407,357
	2015	612,000	454,226		1,782,976	[5]	2,849,202	60,992	46,031		2,956,225
	2014	600,000	460,620		1,385,835	[5]	2,446,455	44,578	145,346	[6]	2,636,379
F.J. van Hout	2016	661,000	528,866		1,009,870	[2]	2,199,736	115,649	44,801		2,360,186
	2015	640,000	475,008		1,286,902	[3]	2,401,910	83,430	44,775		2,530,115
	2014	627,000	481,348		1,388,070	[4]	2,496,418	82,216	43,244		2,621,878
F.J.M. Schneider- Manoury	2016	661,000	528,866		991,216	[2]	2,181,082	88,982	31,405		2,301,469
	2015	623,000	462,391		1,253,164	[3]	2,338,555	81,254	30,671		2,450,480
	2014	611,000	469,065		1,351,343	[4]	2,431,408	80,072	28,812		2,540,292
		Fixed	Short-term (variable)		Long-term (variable)		Total Direct Compensation	Other			Total Remuneration
Former Board of management	Financial Year	Base salary	STI (Cash)		LTI (share awards)	[1]		Pension	Other benefits and expense reimbursement
		EUR	EUR		EUR		EUR	EUR	EUR		EUR
E. Meurice	2016	—	—		—		—	—	—		—
	2015	—	—		—		—	—	—		—
	2014	210,750	1,177,790	[7]	—		1,388,540	36,293	19,256		1,444,089

1.
The remuneration reported as part of the LTI (share awards) is based on cost incurred under US GAAP and IFRS-EU. The costs of share awards are charged to the Consolidated Statement of Profit or Loss over the 3 year vesting period based on the maximum achievable number of share awards. Therefore the costs for e.g. the financial year 2016 include costs of the Board of Management performance share plan 2016, 2015, 2014 and 2013. Furthermore, the difference between the amount based on the maximum achievable number of shares awards and the amount based on the actual number of share awards that vest, is released to the Consolidated Statement of Profit or Loss in the financial year in which the share awards vest.

2.
The remuneration reported as part of the LTI (share awards) for the year 2016 includes an adjustment for the Board of Management performance share plan 2013 based on the actual number of share awards vested in 2016. The adjustment for Mr. Wennink, Mr. van den Brink, Mr. van Hout and Mr. Schneider-Maunoury amounts to EUR -97,905, EUR -103,729, EUR -85,757, EUR -83,482, respectively.

3.
The remuneration reported as part of the LTI (share awards) for the year 2015 includes an adjustment for the Board of Management performance share plan 2012 based on the actual number of share awards vested in 2015. The adjustment for Mr. Wennink, Mr. van den Brink, Mr. van Hout and Mr. Schneider-Maunoury amounts to EUR -39,229, EUR -41,543, EUR -34,376, EUR -33,443, respectively.

4.
The remuneration reported as part of the LTI (share awards) for the year 2014 includes an adjustment for the Board of Management performance share plan 2011 based on the actual number of share awards vested in 2014. The adjustment for Mr. Wennink, Mr. van den Brink, Mr. van Hout and Mr. Schneider-Maunoury amounts to EUR -77,769, EUR -82,409, EUR -68,320, EUR -66,312, respectively.

5.
The remuneration reported as part of the LTI (share awards) for the years 2014, 2015 and 2016 includes a compensation for Mr. Nickl for part of his shares and stock options that were forfeited when he left his former company in the United States. This compensation takes the form of a maximum of 56,000 performance related shares awarded in 2014, subject to performance conditions, a three year vesting period and a two year holding period as applicable under the Remuneration Policy.

6.	In 2014, Mr. Nickl received an allowance of EUR 99,026 to cover relocation and housing costs (gross amount before taxes).

7.
Mr. Meurice received a pro-rated compensation of the STI of 75% of his gross salary in 2014 which is equal to EUR 158,063. In addition, the share-based compensation element of Mr. Meurice's remuneration was calculated as 15,167.75 shares and has been settled in cash at a share price of EUR 67.23. Both have been paid in 2014.

The table below provides a comprehensive overview of conditional share awards that are granted in the performance period and unconditional share awards that are included in the holding period or that have become freely tradable in 2016.

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Details of performance shares granted to members of the BoM are as follows:

Board of Management	Grant date		Full control	Number of shares at grant date		Fair value at grant date	Vesting date	Number of shares at vesting date	End of lock-up date
		Status
P.T.F.M. Wennink	1/22/2016	Conditional	No	16,579		83.60	1/22/2019	—	1/22/2021
	1/23/2015	Conditional	No	16,710		94.43	1/23/2018	—	1/23/2020
	1/24/2014	Conditional	No	19,280		64.39	1/24/2017	—	1/24/2019
	4/19/2013	Unconditional	No	35,035		55.47	4/19/2016	33,270	4/19/2018
	4/18/2012	Unconditional	No	45,689		37.33	4/18/2015	44,638	4/18/2017
	4/13/2011	Unconditional	Yes	54,974		28.29	4/13/2014	52,225	4/13/2016
M.A. van den Brink	1/22/2016	Conditional	No	16,579		83.60	1/22/2019	—	1/22/2021
	1/23/2015	Conditional	No	16,710		94.43	1/23/2018	—	1/23/2020
	1/24/2014	Conditional	No	19,280		64.39	1/24/2017	—	1/24/2019
	4/19/2013	Unconditional	No	37,111		55.47	4/19/2016	35,241	4/19/2018
	4/18/2012	Unconditional	No	48,387		37.33	4/18/2015	47,274	4/18/2017
	4/13/2011	Unconditional	Yes	58,256		28.29	4/13/2014	55,343	4/13/2016
W.U. Nickl	1/22/2016	Conditional	No	11,205		83.60	1/22/2019	—	1/22/2021
	1/23/2015	Conditional	No	10,720		94.43	1/23/2018	—	1/23/2020
	1/24/2014	Conditional	No	12,373		64.39	1/24/2017	—	1/24/2019
	1/24/2014	Conditional	No	56,000	[1]	64.39	1/24/2017	—	1/24/2019
F.J. van Hout	1/22/2016	Conditional	No	11,205		83.60	1/22/2019	—	1/22/2021
	1/23/2015	Conditional	No	11,210		94.43	1/23/2018	—	1/23/2020
	1/24/2014	Conditional	No	12,929		64.39	1/24/2017	—	1/24/2019
	4/19/2013	Unconditional	No	30,681		55.47	4/19/2016	29,135	4/19/2018
	4/18/2012	Unconditional	No	40,023		37.33	4/18/2015	39,102	4/18/2017
	4/13/2011	Unconditional	Yes	48,293		28.29	4/13/2014	45,878	4/13/2016
F.J.M. Schneider- Manoury	1/22/2016	Conditional	No	11,205		83.60	1/22/2019	—	1/22/2021
	1/23/2015	Conditional	No	10,912		94.43	1/23/2018	—	1/23/2020
	1/24/2014	Conditional	No	12,599		64.39	1/24/2017	—	1/24/2019
	4/19/2013	Unconditional	No	29,877		55.47	4/19/2016	28,372	4/19/2018
	4/18/2012	Unconditional	No	38,944		37.33	4/18/2015	38,048	4/18/2017
	4/13/2011	Unconditional	Yes	46,886		28.29	4/13/2014	44,542	4/13/2016

1.
ASML compensated part of the shares and stock options that were forfeited when Mr. Nickl left his former company in the United States. This compensation takes the form of a maximum of 56,000 performance related shares awarded in 2014, subject to the performance conditions, a three year vesting period and a two year holding period a applicable under the Remuneration Policy.

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The following table sets forth an overview of the remuneration awarded to Supervisory Board members in 2016 and 2015:

Year ended December 31, 2016	Total	Supervisory Board		Audit Committee		Remuneration Committee		Selection and Nomination Committee		Technology and Strategy Committee		Other
Gerard J. Kleisterlee	113,250	86,250	[1]	10,000	[2]	—		9,000	[1]	8,000		—
Arthur P.M. van der Poel	29,250	23,750	[1]	2,500	[1]	—		3,000		—	[1]	—
Douglas A. Grose	105,000	80,000		—		—		8,000		12,000		5,000	[3]
Pauline F.M. van der Meer Mohr	78,000	60,000		10,000		—		8,000		—		—
Antoinette (Annet) P. Aris	76,000	60,000		—		8,000		—		8,000		—
Rolf-Dieter Schwalb	81,000	60,000		10,000		11,000	[4]	—		—		—
Clara (Carla) M.S. Smits-Nusteling	75,000	60,000		15,000		—		—		—		—
Johannes (Hans) M.C. Stork	94,000	80,000		—		6,000	[1]	—		8,000		—
Wolfgang H. Ziebart	77,000	60,000		—		9,000	[5]	—		8,000		—
Total	728,500	570,000		47,500		34,000		28,000		44,000		5,000

Year ended December 31, 2015	Total	Supervisory Board		Audit Committee		Remuneration Committee		Selection and Nomination Committee		Technology and Strategy Committee		Other
Arthur P.M. van der Poel	121,000	95,000		10,000		-		12,000		4,000	[1]	-
Fritz W. Fröhlich	22,000	15,000	[1]	3,750	[1]	-		2,000	[1]	-		1,250	[3]
Pauline F.M. van der Meer Mohr	78,000	60,000		10,000		2,000	[1]	6,000	[1]	-		-
Douglas A. Grose	103,750	80,000		-		-		8,000		12,000		3,750	[3]
Antoinette (Annet) P. Aris[6]	70,000	60,000		-		6,000	[1]	-		4,000	[1]	-
Gerard J. Kleisterlee[6]	66,000	60,000		-		-		-		6,000	[1]	-
Rolf-Dieter Schwalb[6]	76,000	60,000		10,000		6,000	[1]	-		-		-
Clara (Carla) M.S. Smits-Nusteling	73,750	60,000		13,750	[4]	-		-		-		-
Johannes (Hans) M.C. Stork	88,000	80,000		-		-		-		8,000		-
Wolfgang H. Ziebart	80,000	60,000		-		12,000		-		8,000		-
Total	778,500	630,000		47,500		26,000		28,000		42,000		5,000

1.
Amount differs from the annual compensation as the member was not part of the Supervisory Board / committee for the full year. The role of Chairman of the Supervisory Board changed from Arthur P.M. van der Poel to Gerard J. Kleisterlee after the first quarter of 2016.

2.	During 2016 Gerard J. Kleisterlee was invited as a guest to the Audit Committee and received an observer fee

3.
In addition to the annual fixed fee, the Vice-Chairman of the Supervisory Board receives EUR 5,000 per year to fulfill his role. This role changed from Fritz W. Fröhlich to Douglas A. Grose after the first quarter of 2015.

4.	Amount differs from the annual compensation due to a role change from member to chairman of the committee.

5.	Amount differs from the annual compensation due to a role change from chairman to member of the committee.

6.	During 2015 Antoinette (Annet) P. Aris, Gerard J. Kleisterlee and Rolf-Dieter Schwalb were appointed as member of the Supervisory Board and therefore received an observer fee in the first quarter.
Additional reimbursements
In addition, ASML paid a net cost allowance amounting to EUR 1,380 in 2016 to each Supervisory Board member, and EUR 1,980 to the Chairman of the Supervisory Board in 2016.
Loans
The Company has not granted any (personal) loans to, nor has it granted any guarantees or the like in favor of, any of the members of the Supervisory Board.
The annual remuneration for the members and former members of the BoM and SB members over 2016 amounts to EUR 15.7 million (2015: EUR 15.9 million).

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31. Research and Development Costs
R&D costs (net of credits and excluding contributions under the NRE Funding Agreements from Participating Customers in the CCIP) increased by EUR 8.6 million, or 1.2 percent, to EUR 718.8 million in 2016 from EUR 710.2 million in 2015. R&D costs for both 2016 and 2015 were primarily focused on programs supporting EUV, DUV immersion, and Holistic Lithography. In 2016, R&D activities mainly related to:

•	EUV - Further improving productivity, and supporting the design and industrialization of our NXE:3400B system including pellicle development.

•	DUV immersion - Focused on development of our next generation immersion platform, the NXT:2000i, as well as maturing the product introduction in the field of our NXT:1980 system.

•	Holistic Lithography - Further development of YieldStar, process window control and enlargement solutions.
Due to changes in tax regulations in the Netherlands effectuated in 2016, the R&D programs formerly defined as corporate income tax benefits (RDA), are now defined as wage tax benefits and therefore included as a credit in the R&D costs.
32. Finance Income and Costs
Finance income of EUR 71.7 million (2015: EUR 10.9 million) relates to interest income on deposits, short-term investments, money market funds, bank accounts and on finance receivables. In addition, in 2016 we recognized EUR 55.2 million on foreign currency revaluations on transactions and balances relating to the HMI acquisition in finance income.
Finance costs of EUR 25.1 million (2015: EUR 15.6 million) mainly consist of net interest costs on our Eurobonds and related interest rate swaps, hedges, interest on lease obligations and amortized financing costs, partly offset by capitalized interest costs.
Interest on cash pools is reported on a gross basis in the Consolidated Statement of Profit or Loss under both Finance income and Finance costs. From an economic and legal perspective, the interest on cash pools of EUR 0.9 million (2015: EUR 1.5 million) recorded in finance income nets off against the same amount recorded in finance costs.
33. Vulnerability Due to Certain Concentrations
We rely on outside vendors for components and subassemblies used in our systems including the design thereof, each of which is obtained from a single supplier or a limited number of suppliers. Our reliance on a limited group of suppliers involves several risks, including a potential inability to obtain an adequate supply of required components, reduced control over pricing and the risk of untimely delivery of these components and subassemblies.
Carl Zeiss SMT is our single supplier, and we are their single customer, of optical components for lithography systems. Carl Zeiss SMT is capable of developing and producing these items only in limited numbers and only through the use of manufacturing and testing facilities in Oberkochen and Wetzlar, Germany. ASML has agreed with Zeiss to acquire a 24.9% minority stake in Carl Zeiss SMT, for EUR 1 billion in cash. The closing of this transaction is expected in the second quarter of 2017 and is conditional on, among other things, customary merger control approvals. In addition, ASML agreed to support Carl Zeiss SMT's R&D costs, capital expenditures and other supply chain investments, in respect of High-NA, in an amount of EUR 760 million over 6 years. At the end of 2016 an amount of EUR 12.0 million was paid, resulting in a remaining commitment as of December 31, 2016 of EUR 748.0 million.
34. Principal Accountant Fees and Services
KPMG has served as our independent auditor for the year ending December 31, 2016. The following table sets out the aggregate fees for professional audit services and other services rendered by KPMG and their member firms and/or affiliates in 2016:

Year ended December 31 (in thousands)	2016
	KPMG Accountants N.V. EUR	KPMG Network EUR	Total EUR

Audit fees	1,269	307	1,576
Audit-related fees	100	—	100
Tax fees	—	—	—
Other fees	—	—	—
Principal accountant fees	1,369	307	1,676

Audit fees and audit-related fees
Audit fees primarily relate to the audit of the Financial Statements as set out in this Annual Report, our Statutory Annual Report, limited procedures on our quarterly results, certain agreed-upon procedures on the targets achieved in order for the RC to assess compliance with the Remuneration Policy and services related to our statutory and regulatory filings of our subsidiaries.  Audit-related fees relate to sustainability assurance services and other permissible non-audit services.

ASML STATUTORY ANNUAL REPORT 2016    110

The AC has approved the external audit plan and audit fees for the year 2016.
Deloitte has served independent registered public accounting firm for the year ending December 31, 2015. The following table sets out the aggregate fees for professional audit services and other services rendered by Deloitte and their member firms and/or affiliates in 2015:

Year ended December 31	2015
(in thousands)	Deloitte Accountants B.V. EUR	Deloitte Network EUR	Total EUR

Audit fees in relation to annual reports	1,323	—	1,323
Other audit fees	68	359	427
Tax fees	157	2	159

Principal accountant fees	1,548	361	1,909
Audit fees in relation to annual reports and other audit fees
Audit fees primarily relate to the audit of the Financial Statements as set out in this Annual Report, our Statutory Annual Report, limited procedures on our quarterly results, agreed upon procedures related to our Remuneration Report and services related to our statutory and regulatory filings and our subsidiaries.
Tax fees
The tax fees include tax compliance services and tax advisory services.
The AC monitors compliance with the Dutch and US rules on non-audit services provided by an independent auditor, which outlines strict separation of audit and advisory services for Dutch public interest entities.
35. Customer Co-Investment Program
On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. The Participating Customers collectively agreed to fund EUR 1.38 billion of our R&D projects from 2013 through 2017. This program created risk sharing with some of our largest customers while the results of our development programs will be available to every semiconductor manufacturer with no restrictions.
Development 450mm silicon wafer technology
As previously disclosed, in November 2013, ASML decided to pause the development of 450mm lithography systems until customer demand and the timing related to such demand is clear. We have agreed with Intel that the 450mm NRE funding will be applied to other lithography projects, including generic developments applicable to both 300mm and 450mm. We believe that our 450mm development activities can be restarted if and when the industry demands the introduction of 450mm.
In addition to the EUV and 450mm funding commitments, the Participating Customers have invested in 96,566,077 of our ordinary shares, the proceeds of which, totaling EUR 3.85 billion, were returned to the holders of ordinary shares (excluding the Participating Customers) through a synthetic share buyback executed in November 2012.
Description of the program
Intel is the largest participant in the program, with an aggregate funding commitment of EUR 829 million - an aggregate amount of EUR 553 million for the development of 450mm lithography technology (which, as a result of the pause of that program, has been applied to EUV technology development) and an aggregate amount of EUR 276 million for the development of EUV technology - and an investment in 62,977,877 of our ordinary shares for an aggregate subscription price of EUR 2,513 million.
In addition to Intel, TSMC acquired 20,992,625 of our ordinary shares for an aggregate subscription price of EUR 838 million and made a EUR 276 million funding commitment relating to the development of 450mm lithography equipment and EUV technology, and Samsung acquired 12,595,575 of our ordinary shares for an aggregate subscription price of EUR 503 million and made a EUR 276 million funding commitment relating to the development of EUV technology. Shares were acquired by Dutch foundations (Stichtingen) established for each participant. On June 12, 2015, TSMC reported to the AFM that its interest in ASML had decreased below the three percent notification threshold. In its 2015 annual report, TSMC announced that it had sold its entire stake. Additionally, in its Q3 2016 report, Samsung announced that it had sold one-half of its holdings.
In connection with the investment by the Participating Customers in ASML, each of the Participating Customers, and the respective Stichtingen, entered into a shareholder’s agreement with ASML. The shareholder’s agreements contain provisions restricting the voting rights of the Participating Customers, such that the Participating Customers are not generally permitted to vote their shares except in certain extraordinary circumstances, a standstill arrangement and restrictions on the sale of shares in order to preserve an orderly sell down of Participating Customer’s shares.

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36. Related Party Transactions
On July 9, 2012, we announced our CCIP to accelerate our development of EUV technology beyond the current generation and our development of future 450mm silicon wafer technology. One of the Participating Customers, Intel, agreed to fund EUR 829 million for our R&D projects. In addition Intel also agreed to invest in ordinary shares equal to 15 percent of our issued share capital (calculated giving effect to our synthetic share buyback in November 2012). Due to the equity investment, Intel is considered a related party of ASML as of July 9, 2012.
The total net sales and the net outstanding liability to Intel (and its affiliates) were as follows:

Year ended December 31	2015	2016
(in thousands)	EUR	EUR

Total net sales to Intel	618,069	1,401,983
Net outstanding liability to Intel	700,156	379,774

There have been no transactions during our most recent fiscal year, and there are currently no transactions, between ASML or any of its subsidiaries, and any other significant shareholder, and any director or officer or any relative or spouse thereof other than ordinary course (compensation) arrangements. During our most recent fiscal year, there has been no, and at present there is no, outstanding indebtedness to ASML owed by or owing to any director or officer of ASML or any associate thereof.
For our disclosures in relation to key management personnel, comprising of our BoM members, see Note 30.
37. Appropriation and Determination of Net Income
Dividends may be payable out of net income or retained earnings shown in the Company Financial Statements as adopted by our General Meeting of Shareholders, after payment first of (accumulated) dividends on any outstanding cumulative preference shares. At its discretion, however, subject to statutory provisions, the BoM may, with the prior approval of the SB, distribute one or more interim dividends on the ordinary shares before the Financial Statements for any financial year have been adopted by the General Meeting of Shareholders. The BoM, with the approval of the SB, may decide that all or part of our net income should be retained and not be made available for distribution to shareholders, except for dividends on the cumulative preference shares. Those net incomes that are not retained may be distributed to shareholders pursuant to a shareholders' resolution, provided that the distribution does not reduce equity below the amount of reserves required by Dutch law. Existing reserves that are distributable in accordance with Dutch law may be made available to the General Meeting of Shareholders for distribution upon a proposal by the BoM, subject to prior approval of the SB. As regards cash payments, the rights to dividends and distributions shall lapse if such dividends or distributions are not claimed within five years following the day after the date on which they were made available.
Annually, the BoM will assess the amount of dividend that will be proposed to the AGM. For 2015, a dividend was declared of EUR 1.05 per ordinary share of EUR 0.09 nominal value which was paid in 2016.
A proposal will be submitted to the AGM on April 26, 2017 to declare a dividend for 2016 of EUR 1.20 per ordinary share of EUR 0.09 nominal value.
The amount of net income that is not distributed as dividend will be appropriated to our retained earnings.
38. Subsequent Events
Subsequent events were evaluated up to February 7, 2017, which is the date the Financial Statements included in this Annual Report were approved. There are no events to report.

Veldhoven, the Netherlands
February 7, 2017
Prepared by
The Board of Management:
Peter T.F.M. Wennink
Martin A. van den Brink
Frits J. van Hout
Frédéric J.M. Schneider-Maunoury
Wolfgang U. Nickl

ASML STATUTORY ANNUAL REPORT 2016    112

Company Financial Statements

ASML STATUTORY ANNUAL REPORT 2016    113

ASML STATUTORY ANNUAL REPORT 2016    114

Company Financial Statements

117	Company Balance Sheet
118	Company Statement of Profit or Loss
119	Notes to the Company Financial Statements

ASML STATUTORY ANNUAL REPORT 2016    115

ASML STATUTORY ANNUAL REPORT 2016    116

Company Balance Sheet
(Before appropriation of net income)

	As of December 31	2015	2016
Notes	(in thousands)	EUR	EUR
	Fixed assets
3	Investments in subsidiaries	12,469,024	16,565,230
	Loans to subsidiaries	419	—
4	Derivative financial instruments	81,777	89,516
	Other financial fixed assets	1,574	1,253
	Financial fixed assets	12,552,794	16,655,999
	Total fixed assets	12,552,794	16,655,999
	Current assets
12	Amounts due from subsidiaries	362,125	603,737
	Current tax assets	28	—
4	Derivative financial instruments	49,094	33,797
	Other current assets	2,026	1,317
5	Short-term investments	600,000	750,000
	Cash and cash equivalents	1,590,925	1,922,359
	Total current assets	2,604,198	3,311,210
	Total assets	15,156,992	19,967,209
	Equity
	Issued and outstanding shares	38,786	39,391
	Share premium	3,515,913	4,140,427
	Treasury shares at cost	(476,922)	(796,173)
	Retained earnings	3,223,708	4,116,433
	Legal reserves	1,570,177	1,971,723
	Net income	1,619,489	1,556,942
6	Total equity	9,491,151	11,028,743
	Non-current liabilities
7	Long-term debt	1,083,215	3,034,173
	Derivative financial instruments	—	37,496
	Deferred and other tax liabilities	141,736	226,155
	Total non-current liabilities	1,224,951	3,297,824
	Current liabilities
	Loans from subsidiaries	45,577	—
12	Amounts due to subsidiaries	4,363,469	5,292,426
4	Derivative financial instruments	16,702	74,342
7	Current portion of long-term debt	—	243,465
	Current tax liabilities	—	6,414
	Accrued and other liabilities	15,142	23,995
	Total current liabilities	4,440,890	5,640,642
	Total equity and liabilities	15,156,992	19,967,209

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Company Statement of Profit or Loss

	Year ended December 31	2015	2016
Notes	(in thousands, except per share data)	EUR	EUR
	Cost of system sales	(4,148)	(11,557)

	Total cost of sales	(4,148)	(11,557)

	Gross profit	(4,148)	(11,557)
	Research and development costs	(1,242)	(1,180)
8	Selling, general and administrative costs	(15,796)	(10,605)

	Operating income	(21,186)	(23,342)
9	Finance income	13,224	13,312
9	Finance costs	(19,173)	(22,291)

	Income before income taxes	(27,136)	(32,321)
	Income tax expense	(14,127)	(25,225)

	Gain (loss) after taxes	(41,264)	(57,546)
3	Net income of subsidiaries	1,660,753	1,614,488

	Net income	1,619,489	1,556,942

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Notes to the Company Financial Statements

1.	General Information
The description of our activities and our structure, as included in the Notes to the Consolidated Financial Statements, also apply to the Company Financial Statements.
In accordance with article 362 sub 8 Part 9 of Book 2 of the Dutch Civil Code, we have prepared our Company Financial Statements in accordance with Dutch GAAP applying the accounting principles as adopted in the Consolidated Financial Statements, except for the accounting for investments in subsidiaries and our consolidated SPE. Participating interests in group companies are accounted for in the Company Financial Statements according to the net asset value. Refer to the basis of consolidation accounting policy in the Consolidated Financial Statements.
Based on a change in the Dutch Civil Code, we are no longer allowed to report only an abbreviated Company Statement of Profit or Loss as of 2016. This change should be treated as a change in accounting policies, and therefore the comparative figures in the Company Profit or Loss are presented accordingly.

2.	Summary of Significant Accounting Policies
Significant Accounting Policies
The accounting policies used in the preparation of the Company Financial Statements are the same as those used in the preparation of the Consolidated Financial Statements (in accordance with article 362 sub 8 Part 9 of Book 2 of the Dutch Civil Code). See the Notes to the Consolidated Financial Statements. In addition to those accounting policies, the following accounting policy applies to the Company Financial Statements.
The accompanying Company Financial Statements are stated in thousands of EUR unless otherwise indicated.
Investments in Subsidiaries
Investments in subsidiaries are stated at net asset value as we effectively exercise influence of significance over the operational and financial activities of these investments. The net asset value is determined on the basis of the IFRS-EU as applied in the preparation of the Consolidated Financial Statements.

3.	Investments in Subsidiaries
Changes in investments in subsidiaries during 2016 and 2015 were as follows:

	2015	2016
(in thousands)	EUR	EUR

Balance, January 1	10,984,095	12,469,024
Capital contributions	80,540	3,439,233
Capital repayments	—	(1,086,533)
Dividends received	(542,258)	(29,291)
Net income from subsidiaries	1,660,753	1,614,488
Effect of exchange rates	298,017	149,909
Derivative financial instruments	(12,123)	8,400
Balance, December 31	12,469,024	16,565,230

For a list of our main subsidiaries, see Note 27 to the Consolidated Financial Statements.

4.	Derivative Financial Instruments
We use derivative financial instruments for the management of foreign currency risks and interest rate risks. See Notes 6 and 13 to the Consolidated Financial Statements.
General
The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk;

•	Liquidity risk; and

•	Market risk.
In the notes to the consolidated financial statements information is included about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital.
These risks, objectives, policies and processes for measuring and managing risk, and the management of capital apply also to the company financial statements of ASML Holding N.V. Further quantitative disclosures are included below.

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Fair value
The fair values of most of the financial instruments stated on the balance sheet, including accounts receivable, cash at bank and in hand and current liabilities, are close to their carrying amounts.
The fair value of the accounts receivable from participating interests cannot be determined with sufficient certainty. For further information, please refer to Note 3 - Investments in subsidiaries and Note 11 - Amounts due from / due to Subsidiaries.
The estimated fair value and the notional amounts of the forward foreign exchange contracts and interest rate swaps at December 31, 2016 are specified below:

	2015		2016
As of December 31	Assets	Liabilities	Assets	Liabilities
(in thousands)	EUR	EUR	EUR	EUR

Interest rate swaps — fair value hedges	118,334	—	120,025	34,646
Forward foreign exchange contracts — net investment hedge	—	738	2,831	—
Forward foreign exchange contracts — no hedge accounting	12,537	15,964	457	77,192
Total	130,871	16,702	123,313	111,838

Less non-current portion:
Interest rate swaps - fair value hedges	81,777	—	89,516	37,496
Total non-current portion	81,777	—	89,516	37,496

Total current portion	49,094	16,702	33,797	74,342

5.	Short-term Investments
Short-term investments have insignificant interest rate risk and remaining maturities longer than three months but less than one year at the date of acquisition. See Note 18 of the Consolidated Financial Statements.

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6.	Equity
Changes in equity during 2016 and 2015 were as follows (before appropriation of net income):

		Share Capital[2]	Share Premium	Treasury Shares at Cost	Retained Earnings	Legal Reserves[3]	Net Income	Total
Notes[1]	(in thousands)	EUR	EUR	EUR	EUR	EUR	EUR	EUR
	Balance at January 1, 2015	39,426	3,456,556	(389,443)	2,864,025	977,046	1,418,320	8,365,930
	Prior year net income	—	—	—	1,418,320	—	(1,418,320)	—
	Components of statement of comprehensive income
	Net income	—	—	—	—	—	1,619,489	1,619,489
19	Foreign currency translation	—	—	—	—	298,017	—	298,017
6, 19	Loss on financial instruments, net of taxes	—	—	—	—	(12,123)	—	(12,123)
	Total comprehensive income	—	—	—	—	285,894	1,619,489	1,905,383
	CCIP:
19, 35	Fair value differences [4]	—	17,888	—	—	—	—	17,888

19	Purchase of treasury shares	(297)	—	(564,590)	—	—	—	(564,887)
19	Cancellation of treasury shares	(462)	—	389,302	(388,840)	—	—	—
23, 29, 30	Share-based payments	—	50,145	—	—	—	—	50,145
23, 29	Issuance of shares shares	119	(8,676)	87,809	(60,250)	—	—	19,002
19	Dividend paid	—	—	—	(302,310)	—	—	(302,310)
19	Development expenditures	—	—	—	(307,237)	307,237	—	—
	Balance at December 31, 2015	38,786	3,515,913	(476,922)	3,223,708	1,570,177	1,619,489	9,491,151
	Prior year net income	—	—	—	1,619,489	—	(1,619,489)	—
	Components of statement of comprehensive
	Net income	—	—	—	—	—	1,556,942	1,556,942
19	Foreign currency translation	—	—	—	—	140,087	—	140,087
6, 19	Gain on financial instruments, net of taxes	—	—	—	—	8,400	—	8,400
	Total comprehensive income	—	—	—	—	148,487	1,556,942	1,705,429
	CCIP:
19, 35	Fair value differences [4]	—	27,927	—	—	—	—	27,927

19	Purchase of treasury shares	—	—	(400,000)	—	—	—	(400,000)
19	Cancellation of treasury shares	—	—	—	—	—	—	—
23, 29, 30	Share-based payments[5]	—	50,421	—	—	—	—	50,421
23, 29	Issuance of shares[6]	605	546,166	80,749	(27,840)	—	—	599,680
19	Dividend paid	—	—	—	(445,865)	—	—	(445,865)
19	Development expenditures	—	—	—	(253,059)	253,059	—	—
	Balance at December 31, 2016	39,391	4,140,427	(796,173)	4,116,433	1,971,723	1,556,942	11,028,743

1.	Note reference numbers included below relate to the notes to the Consolidated Financial Statements.

2.
As of December 31, 2016, the number of issued shares was 439,199,514. This includes the number of issued and outstanding shares of 429,941,232 and the number of treasury shares of 9,258,282. As of December 31, 2015, the number of issued shares was 433,332,573. This includes the number of issued and outstanding shares of 427,986,682 and the number of treasury shares of 5,345,891. As of December 31, 2014, the number of issued shares was 438,073,643. This includes the number of issued and outstanding shares of 432,935,288 and the number of treasury shares of 5,138,355.

3.
Legal reserves consist of reserves that have to be established in certain circumstances in accordance with the Dutch Civil Code. The legal reserves consist of the hedging reserve, the currency translation reserve and the reserve for capitalized development expenditures made by our subsidiaries and are equal to the amounts as recorded in our Consolidated Financial Statements. See Note 19 to the Consolidated Financial Statements.

4.
In 2016, EUR 27.9 million (2015: EUR 17.9 million) is recognized to increase equity to the fair value of the shares issued to the Participating Customers in the CCIP. The portion of the NRE funding allocable to the shares is recognized over the NRE Funding Agreements period (2013-2017).

5.	Share-based payments include an amount of EUR 1.5 million in relation to the fair value compensation of unvested equity awards exchanged as part of the acquisition of HMI.

6.	Issuance of shares includes 5,866,001 ordinary shares issued in relation to the acquisition of HMI for a total fair value of EUR 580.6 million.
For further information related to Equity, see Note 19 to the Consolidated Financial Statements.

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7.	Long-term Debt
Long-term debt consists of our Eurobonds. See Note 20 to the Consolidated Financial Statements.

8.	Personnel
The average number of employees employed by ASML Holding N.V. at year-end 2016 was five (2015: five), who are all based in the Netherlands. For information regarding the remuneration of the (former) members of the BoM see Note 30 to the Consolidated Financial Statements. Other benefits and expense reimbursement as disclosed in Note 30 to the Consolidated Financial Statements, include social security costs for an amount of EUR 26.7 thousand (2015: EUR 24.1 thousand).

9.	Finance Income and Costs
Finance income of EUR 13.3 million (2015: EUR 13.2 million) mainly consists of net finance income on our intercompany current accounts with our subsidiaries. Furthermore, in 2016 we recognized EUR 5.9 million on foreign currency revaluations on transactions and balances relating to the HMI acquisition in finance income.
Finance costs of EUR 22.3 million (2015: EUR 19.2 million) mainly consists of net finance costs on our Eurobonds and related interest swaps and amortized financing costs. For information regarding finance costs, see Note 32 to the Consolidated Financial Statements.

10.	Principal Accountant Fees and Services
For information regarding auditor's fees, see Note 34 to the Consolidated Financial Statements.

11.	Commitments and Contingencies
ASML Holding N.V. has assumed joint and several liabilities in accordance with article 403 Part 9 of Book 2 of The Dutch Civil Code with respect to the following Dutch subsidiaries: ASML Netherlands B.V. and Cymer B.V. Furthermore, ASML Holding N.V. has guaranteed all liabilities outstanding at December 31, 2016, until all are satisfied in full, in accordance with section 479C of the UK Companies Act 2006 with respect to its overseas subsidiary ASML (UK) Ltd (registered number SC176574) and accordingly, under section 479A of that Act ASML (UK) Ltd is exempt from the requirement to have its financial statements audited.
From time to time, we provide guarantees to third parties in connection with transactions entered into by our Dutch subsidiaries in the ordinary course of business.
ASML Holding N.V. forms a tax unity together with certain of its Dutch subsidiaries, for purposes of Dutch tax laws and are as such jointly and severally liable for the tax debts of the unity. The fiscal unity comprises as of December 31, 2016 of ASML Holding N.V., ASML Netherlands B.V. and ASML Systems B.V. All tax positions attributable to the fiscal unity (current and deferred) are reported within ASML Holding N.V. due to the method of settlement within the fiscal unity. The tax positions are settled via the current account with the subsidiaries.

12.	Amounts due from / due to Subsidiaries
Interest on amounts due from subsidiaries is calculated based on monthly base rates plus a market-conform mark-up, interest on amounts due to subsidiaries is calculated based on monthly base rate, minus a small fee, with a minimum of 0 percent. All balances due from / due to subsidiaries are repayable on demand.

Veldhoven, the Netherlands
February 7, 2017
Prepared by
The Board of Management: Peter T.F.M. Wennink
Martin A. van den Brink
Frits J. van Hout
Frédéric J.M. Schneider-Maunoury
Wolfgang U. Nickl

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Other Information
The additional information below includes a brief summary of the most significant provisions of our Articles of Association. See Note 19 of the Consolidated Financial Statements.
Adoption of Financial Statements
The BoM will submit our Statutory Annual Report, together with an independent auditor's report in respect thereof, to the General Meeting of Shareholders for adoption.
Voting Rights
We are subject to the relevant provisions of Dutch law applicable to large corporations (the "structuurregime"). These provisions have the effect of concentrating control over certain corporate decisions and transactions in the hands of the SB. Members of the BoM are appointed by the SB. The SB shall notify the General Meeting of Shareholders of intended appointments to the BoM. General Meetings of Shareholders will be held at least once a year. We do not solicit from or nominate proxies for our shareholders. However, shareholders and other persons entitled to attend General Meetings of Shareholders may be represented by proxies.
EGMs may be held as often as deemed necessary by the SB or BoM and must be held if one or more ordinary or cumulative preference shareholders jointly representing at least ten percent of the issued share capital make a written request to that effect to the SB and the BoM specifying in detail the business to be dealt with.
Resolutions are adopted at General Meetings of Shareholders by an absolute majority of the votes cast (except where a different proportion of votes are required by the Articles of Association or Dutch law) and there are generally no quorum requirements applicable to such meetings. In the General Meeting of Shareholders each share confers the right to cast one vote.

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Independent Auditor's Report
To: the General Meeting of Shareholders and the Supervisory Board of ASML Holding N.V.
Report on the accompanying financial statements 2016
Our opinion
In our opinion:

•
the accompanying consolidated financial statements give a true and fair view of the financial position of ASML Holding N.V. as at December 31, 2016, and of its result and its cash flows for 2016 in accordance with International Financial Reporting Standards as adopted by the European Union (EU-IFRS) and with Part 9 of Book 2 of the Netherlands Civil Code;

•
the accompanying company financial statements give a true and fair view of the financial position of ASML Holding N.V. as at December 31, 2016, and of its result for 2016 in accordance with Part 9 of Book 2 of the Netherlands Civil Code.

What we have audited
We have audited the financial statements 2016 of ASML Holding N.V., based in Veldhoven. The financial statements include the consolidated financial statements and the company financial statements.
The consolidated financial statements comprise:

1	the consolidated statement of financial position as at December 31, 2016;

2	the following consolidated statements for 2016: profit or loss, comprehensive income, changes in equity and cash flows; and

3	the notes comprising a summary of the significant accounting policies and other explanatory information.
The company financial statements comprise:

1	the company balance sheet as at December 31, 2016;

2	the company statement of profit or loss for 2016; and

3	the notes comprising a summary of the accounting policies and other explanatory information.
Basis for our opinion
We conducted our audit in accordance with Dutch law, including the Dutch Standards on Auditing. Our responsibilities under those standards are further described in the ‘Our responsibilities for the audit of the financial statements’ section of our report.
We are independent of ASML Holding N.V. in accordance with the Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence regulations in the Netherlands. Furthermore, we have complied with the Verordening gedrags- en beroepsregels accountants (VGBA, Dutch Code of Ethics).
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

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Audit approach
Summary
Materiality
Based on our professional judgment we determined the materiality for the financial statements as a whole at EUR 70 million. The materiality is determined based on profit before tax (5.0%). We averaged profit before tax over the last 3 years to reduce volatility. We consider profit before tax as the most appropriate benchmark as the main stakeholders are primarily focused on profit before tax. We have also taken into account misstatements and/or possible misstatements that in our opinion are material for qualitative reasons for the users of the financial statements.
We agreed with the Supervisory Board that misstatements in excess of EUR 3.5 million, which are identified during the audit, would be reported to them, as well as smaller misstatements that in our view must be reported on qualitative grounds.
Scope of the group audit
ASML Holding N.V. is the parent of a group of entities. The financial information of this group is included in the financial statements of ASML Holding N.V.
Given the high level of centralization of operations in the Netherlands, we have centralized our audit approach. All audit and limited procedures are performed by us, acting as the principal auditor; no other auditors are involved.
We have been able to obtain sufficient and appropriate audit evidence about the group’s financial information to provide an opinion about the financial statements.
Coverage
The depth of our audit procedures and our actual coverage varies per account balance depending on our risk assessment. Our coverage for total assets and total net sales can be summarized below.

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Initial audit
Initial audit engagements involve considerations in addition to recurring audits. During initial audit engagements we have to gain sufficient knowledge about the company, its business, control environment and application of accounting principles in order to perform our initial audit risk assessment and planning of audit activities.
A detailed transition plan was prepared prior to the start of the audit. We started our transitional procedures in June 2015 to gain an understanding of ASML and its business, including its control environment and accounting policies. We have been in close contact with the predecessor auditor Deloitte and have performed reviews on their audit files. During 2016 we had regular meetings with management, performed procedures on a quarterly basis and assessed key matters at an early stage.
Our key audit matters
Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements. We have communicated the key audit matters to the Supervisory Board. The key audit matters are not a comprehensive reflection of all matters discussed.
These matters were addressed in the context of our audit of the financial statements as a whole and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

Revenue recognition for multi-element arrangements
Description
The total net systems sales for the year 2016 amounts to EUR 4,571 million. Sales of systems are usually entered into with customers under volume purchase agreements. The volume purchase agreements or other sales contracts relating to systems sales may contain multi-element arrangements, for example delivery of goods, installation, warranty and training. The separately identifiable components are recognized based on relative standalone selling prices. The identification of components in the contracts as well as the allocation of the sales value based on the relative standalone selling prices to the components results in complex accounting and bears the risk that revenue is misstated. In addition, given the individual value of each system, we identified a cut-off risk that systems sales could be misstated as a result of recognition in the incorrect period. This risk also applies to the field option sales.
These risks inherently includes the risk that management deliberately overstates or understates revenue, as management may feel pressure to achieve planned results.

Our response
Our audit procedures included, amongst others, assessing the appropriateness of the company’s revenue recognition accounting policies relating to revenue recognition, including multi-element arrangements and assess compliance with EU-IFRS accounting policies. In addition, we have tested the operating effectiveness of the company’s controls, in the sales process and tested selected individual sales transactions to assess proper identification of the components in the contracts and correct allocation of the sales values based on the relative standalone selling prices to components. We also selected sales transactions before and after year-end to assess whether revenue was recognized in the correct period by, amongst others, inspection of sales contracts, inspection of client acceptance documents and performance of stock counts.

Accounting for acquisition of Hermes Microvision, Inc requires judgment
Description
The company acquired Hermes Microvision, Inc. on November 22, 2016 for a total consideration of EUR 3.0 billion. As a result of the purchase price allocation (PPA) goodwill of 2.1 billion, intangible assets of EUR 607 million and other net assets of EUR 259 million were identified. The acquisition of Hermes Microvision, Inc was a key audit matter as the purchase price allocation is complex, requires significant judgments and the amounts involved are material to the financial statements as a whole.

Our response
With respect to the accounting for the Hermes Microvision, Inc. acquisition, we have, amongst others, read the purchase agreement, assessed the valuation and accounting for the consideration payable and traced payments to bank statements; assessed the identification and fair valuation of the assets and liabilities acquired, including any fair value adjustments; and assessed and challenged significant valuation assumptions. In doing so we have utilized a valuation specialist to assist with the audit of the identification and valuation of the assets and liabilities acquired. In addition we performed stock counts and obtained bank confirmations for the balances as of December 31, 2016 to support recognized assets. We have also considered the adequacy of the company’s disclosures in respect of this acquisition.

Valuation of goodwill requires judgment
Description
Under EU-IFRSs, the company is required to test the amount of goodwill for impairment, both annually and if there is a trigger for testing. At December 31, 2016, goodwill amounted to EUR 4.9 billion and relates to the Cash Generating Unit (CGU) ASML for an amount of EUR 2.3 billion, CGU Cymer Light Source for an amount of EUR 521 million and the acquisition of Hermes Microvision, Inc (which will be part of the CGU ASML). The impairment tests were significant to our audit due to the complexity of the assessment process and significant judgments and assumptions involved which are affected by expected market or economic conditions. Our key audit matter relates to the valuation of goodwill of the CGU ASML and the CGU Cymer Light Source.

Our response
Our audit procedures included, amongst other, the involvement of a valuation expert to assist us in evaluating the assumptions and methodologies used by the Company, in particular those related to the compound sales growth rate and pre-tax weighted average cost of capital (WACC). The reasonableness of cash flow projections has been assessed and challenged by performing an evaluation of business plans, assessment of historical accuracy of forecasts, and sensitivity analyses over the key assumptions sales and pre-tax WACC. We have also tested the effectiveness of the Company’s internal controls around the valuation of goodwill.

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Report on the other information included in the statutory annual report
In addition to the financial statements and our auditor’s report thereon, the statutory annual report contains other information that consists of:

•	supervisory board report;

•	corporate governance paragraph;

•	management board report;

•	directors’ responsibility statement;

•	2016 integrated report, as included by reference;

•	other information pursuant to Part 9 of Book 2 of the Netherlands Civil Code.
Based on the below procedures performed, we conclude that the other information:

•	is consistent with the financial statements and does not contain material misstatements;

•	contains the information as required by Part 9 of Book 2 of the Netherlands Civil Code.
We have read the other information. Based on our understanding obtained through our audit of the financial statements or otherwise, we have considered whether the other information contains material misstatements.
By performing these procedures, we comply with the requirements of Part 9 of Book 2 of the Netherlands Civil Code and the Dutch Standard 720. The scope of the procedures performed is substantially less than the scope of those performed in our audit of the financial statements.
Management is responsible for the preparation of the other information, including the management board report in accordance with Part 9 of Book 2 of the Netherlands Civil Code and other information pursuant to Part 9 of Book 2 of the Netherlands Civil Code
Report on other legal and regulatory requirements
Engagement
We were engaged by resolution at the General Meeting of Shareholders as auditor of ASML Holding N.V. on April 30, 2015, for the audit of the year 2016.
Description of the responsibilities for the financial statements
Responsibilities of management and the Supervisory Board for the financial statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with EU-IFRS and with Part 9 of Book 2 of the Netherlands Civil Code. Furthermore, management is responsible for such internal control as management determines is necessary to enable the preparation of the financial statements that are free from material misstatement, whether due to errors or fraud.
As part of the preparation of the financial statements, management is responsible for assessing the company’s ability to continue as a going concern. Based on the financial reporting framework mentioned, management should prepare the financial statements using the going concern basis of accounting unless management either intends to liquidate the company or to cease operations, or has no realistic alternative but to do so. Management should disclose events and circumstances that may cast significant doubt on the company’s ability to continue as a going concern in the financial statements.
The Supervisory Board is responsible for overseeing the company’s financial reporting process.
Our responsibilities for the audit of financial statements
Our objective is to plan and perform the audit to obtain sufficient and appropriate audit evidence for our opinion. Our audit has been performed with a high, but not absolute, level of assurance, which means we may not have detected all material errors or fraud during the audit.
Misstatements can arise from fraud or error and are considered material if, individually or in aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements. The materiality affects the nature, timing and extent of our audit procedures and the evaluation of the effect of identified misstatements on our opinion.
For a further description of our responsibilities in respect of an audit of financial statements we refer to the website of the professional body for accountants in the Netherlands (NBA)
https://www.nba.nl/Documents/Tools%20Vaktechniek/Standaardpassages/Standaardpassage_nieuwe_controletekst_oob_variant_%20Engels.docx
Rotterdam, February 7, 2017
KPMG Accountants N.V.
J. van Delden RA

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Information and Investor Relations
Financial Calendar
April 19, 2017
Announcement of First Quarter results for 2017
April 26, 2017
Annual General Meeting of Shareholders
July 19, 2017
Announcement of Second Quarter results for 2017
October 18, 2017
Announcement of Third Quarter results for 2017
Fiscal Year
ASML’s fiscal year ends on December 31, 2017
Listing
Our ordinary shares are listed for trading in the form of registered ASML NASDAQ shares and in the form of registered ASML shares Euronext Amsterdam. The principal trading market of our ordinary shares is Euronext Amsterdam. Our ordinary shares also trade on NASDAQ.
Investor Relations
ASML Investor Relations supplies information regarding the company and its business opportunities to investors and financial analysts. Annual Reports, quarterly releases and other information are also available on our Website.

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ASML Worldwide Contact Information
Corporate Headquarters
De Run 6501
5504 DR Veldhoven
The Netherlands
Mailing Address
P.O. Box 324
5500 AH Veldhoven
The Netherlands
United States Main Office
2650 W Geronimo Place
Chandler, AZ 85224
U.S.A.
Asia Main Office
Suite 1702-3, 17F
100 Queens Road Central
Hong Kong
Investor Relations
phone: +31 40 268 3938
email: investor.relations@asml.com
For additional contact information please visit our Website.

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Definitions

Name	Description

AC	Audit Committee of ASML

AFM	Autoriteit Financiële Markten; Authority for the Financial Markets of the Netherlands

AGM	Annual General Meeting of Shareholders

AIC	Average Invested Capital

Annual Reports
The Statutory Annual Report comprising the Management Board Report (bestuursverslag) and the Financial Statements (jaarrekening) in accordance with Part 9 of Book 2 of the Dutch Civil Code and IFRS-EU, as well as the Supervisory Board Report in accordance with the Code; and the Annual Report on Form 20-F in conformity with US GAAP

AOW	Basic Dutch state pension for people who have reached retirement age

ArF	Argon Fluoride

ArFi	Argon Fluoride Immersion

ASC	Accounting Standards Codification

ASML	ASML Holding N.V. and its subsidiaries

ASP	Average Selling Price

BEPS	Base Erosion and Profit Shifting

BoM	Board of Management of ASML

Brion	Brion Technologies, Inc.

Business Principles	Business principles of ASML

Canon	Canon Kabushiki Kaisha

Carl Zeiss SMT	Carl Zeiss SMT GmbH

CCIP	Customer Co-Investment Program

CEO	Chief Executive Officer

CFO	Chief Financial Officer

CGU	Cash Generating Unit

CGU ASML	Cash Generating Unit ASML (which is ASML consolidated excluding CGU CLS)

CGU CLS	Cash Generating Unit Cymer Light Sources

Code	Dutch Corporate Governance Code

Code of Conduct	Code of ethics and conduct

CODM	Chief Operating Decision Maker

Company	ASML Holding N.V.

COO	Chief Operations Officer

CRC	Corporate Risk Committee of ASML

CRMC	Capital Research & Management Company

Cross-License Transition Period	The period between January 1, 2010 and December 31, 2014

CTO	Chief Technology Officer

Cymer	Cymer Inc., Cymer LLC and its subsidiaries

Deloitte	Deloitte Accountants B.V.

DRAM	Dynamic Random Access Memory (often called performance memory)

DTC	Depository Trust Company

DUV	Deep Ultra Violet

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Name	Description
Dutch GAAP	Accounting principles generally accepted in the Netherlands

EMEA	Europe, the Middle East and Africa

ESOP	Employee Stock and Stock Option Plans

EU	European Union

EURIBOR	Euro Interbank Offered Rate

Eurobonds
Our EUR 600 million 5.75 percent senior notes due 2017 (issued 2007), our EUR 750 million 3.375 percent senior notes due 2023 (issued 2013), our EUR 500 million 0.625 percent senior notes due 2022 (issued 2016), EUR 1,000 million 1.375 percent senior notes due 2026 (issued 2016) and our EUR 750 million 1.625 percent senior notes due 2027 (issued 2016)

Euroclear Nederland	Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V.

Euronext Amsterdam	Euronext Amsterdam N.V.

EUV	Extreme Ultraviolet

FASB	Financial Accounting Standards Board

FAT	Factory Acceptance Test

FMSA	Financial Markets Supervision Act (Wet op het financieel toezicht (Wft))

Foreign Currency	Currency other than the currency of the primary economic environment in which the entity operates

Foundation	Stichting Preferente Aandelen ASML

Foundry	Contract Manufacturers of Logic Chips

FTEs	Full-time equivalents

High-NA	High Numerical Aperture

HMI	Hermes Microvision, Inc.

Functional Currency	The currency of the primary economic environment in which the entity operates

Holistic Lithography	Adjusting the patterning process steps as a whole, in order to support optimization of the entire chip making process

i-line	Lithography system with a mercury lamp as light source

IAS	International Accounting Standards

IASB	International Accounting Standards Board

IC	Integrated Circuit

IDM	Integrated Device Manufacturer

IFRS	International Financial Reporting Standards

IFRS-EU	International Financial Reporting Standards as adopted by the European Union

Intel	Intel Corporation

Intel NRE Funding Agreements	The Intel Funding Agreements related to the development of 450mm and EUV lithography equipment

Intel Stichting	Stichting Administratiekantoor MAKTSJAB

KPMG	KPMG Accountants N.V.

KrF	Krypton Fluoride

Large Company	As referred to in the Dutch Management and Supervision Act of 2013

LIBOR	London Interbank Offered Rate

Logic	Integrated Device Manufacturers and Foundries

LTI	Long-Term Incentive

Memory	NAND-Flash Memory and DRAM Memory chip makers

mm	Millimeter (one thousandth of a meter)

ASML STATUTORY ANNUAL REPORT 2016    131

Name	Description
NAND	A binary operator composite of 'NOT AND' (often called storage memory)

NASDAQ	NASDAQ Stock Market LLC

NID	Notional Interest Deduction

Nikon	Nikon Corporation

Nikon Cross-License Agreement	The patent Cross-License agreement between Nikon and ASML related to lithography equipment used to manufacture semiconductor devices

nm	Nanometer (one billionth of a meter)

NOPAT	Net Operating Profit After Tax

NPV	Net Present Value

NRE	Non Recurring Engineering

NRE Funding Agreements	The Intel NRE Funding Agreements, the Samsung NRE Funding Agreement and the TSMC NRE Funding Agreements

NXE	NXE platform; a new platform utilizing the concepts of the TWINSCAN platform with complete new technologies in three areas: light source, lens system, and vacuum body

NXT	TWINSCAN NXT systems; an improved version of the TWINSCAN systems, introducing new stages and stage position control technology, which enables improved imaging and overlay

OCI	Other Comprehensive Income

OECD	Organization for Economic Co-operation and Development

Pattern Fidelity	Measuring how good a structure is printed and etched compared to the structure on the reticle

Participating Customers	The participants in the Customer Co-Investment Program: Intel, TSMC, and Samsung

Patent Selection
As included in the Nikon Cross-License Agreement, a selection of a limited number of the other party's patents, where the license for such patents expired in 2009, which is subject to a permanent covenant not to sue in respect of patent infringement claims

PFC	Pattern Fidelity control

PME	Bedrijfstakpensioenfonds Metalektro

Preference Share Option	An option to acquire cumulative preference shares in our capital

R&D	Research and Development

RC	Remuneration Committee of ASML

RDA	Research and Development Deduction ("Research and Development Aftrek")

Recoverable Amount	The higher amount of fair value less costs to sell and value in use

Remuneration Policy	Remuneration Policy applicable to the Board of Management of ASML Holding N.V.

ROAIC	Return on Average Invested Capital

Samsung	Samsung Electronics Corporation

Samsung NRE Funding Agreement	The Samsung Funding Agreement related to the development of 300mm/450mm and EUV lithography equipment

Samsung Stichting	Stichting Administratiekantoor Samsung

Sarbanes-Oxley Act	The Sarbanes-Oxley Act of 2002

SB	Supervisory Board of ASML

SEC	The United States Securities and Exchange Commission

SG&A	Selling, General and Administrative

SNC	Selection and Nomination Committee of ASML

SOX 404	Section 404 of the Sarbanes-Oxley Act of 2002

SPE	Special Purpose Entity

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Name	Description
SPE Shareholders	Syndicate of three banks solely for the purpose of leasing the headquarter in Veldhoven

STI	Short-Term Incentive

Sustainability	Internal key performance indicator, as part of our Remuneration Policy

TDC	Total Direct Compensation

Technology Leadership Index	Internal key performance indicator, as part of our Remuneration Policy

TSC	Technology and Strategy Committee of ASML

TSMC	Taiwan Semiconductor Manufacturing Company Ltd.

TSMC NRE Funding Agreements	The TSMC Funding Agreements related to the development of 450mm and EUV lithography equipment

TSMC Stichting	Stichting Administratiekantoor TSMC

US GAAP	Generally Accepted Accounting Principles in the United States of America

VAT	Value-added tax

VWAP	Volume-Weighted Average Price

WACC	Weighted Average Cost of Capital

Website	www.asml.com

Works Council	Works Council of ASML Netherlands B.V.

YieldStar	Advanced wafer metrology system

Zeiss	Carl Zeiss AG

ASML STATUTORY ANNUAL REPORT 2016    133

ASML STATUTORY ANNUAL REPORT 2016    134